UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K/A
(Amendment No. 1)

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2022

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

FOR THE TRANSITION PERIOD FROM _____ TO _____

Commission File Number 001-38149

CELSIUS HOLDINGS, INC.
(Exact name of Registrant as specified in its Charter)

Nevada	**20-2745790**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
2424 N. Federal Highway, Suite 208, Boca Raton, Florida	**33431**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: (561) 276-2239

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of exchange on which registered
Common Stock, $0.001 par value	CELH	Nasdaq Capital Market

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☒   NO ☐

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. YES ☐ NO ☒

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☒ NO ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). YES ☒ NO ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the fi ling reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). YES ☐ NO ☒

The aggregate market value of the common stock held by non-affiliates of the Registrant was approximately 4,935,115,169 as of June 30, 2022, for the Company's common stock on such date on the Nasdaq Capital Market. For purposes of the foregoing computation, all executive officers, directors, and 10% beneficial owners of the Registrant are deemed to be affiliates.

There were 76,706,874 shares of common stock outstanding as of February 14, 2023.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Definitive Proxy Statement to be filed subsequent to the date hereof with the Securities and Exchange Commission (the "SEC") pursuant to Regulation 14A in connection with the registrant's 2023 Annual Meeting of Stockholders are incorporated by reference into Part III of this Report. Such Definitive Proxy Statement will be filed with the SEC no later than 120 days after the conclusion of the registrant's fiscal year ended December 31, 2022.

EXPLANATORY NOTE

This Amendment No. 1 on Form 10-K/A ("Amendment No. 1") is being filed to amend Celsius Holdings, Inc.'s (together with its consolidated subsidiaries, the "Company") Annual Report on Form 10-K for the fiscal year ended December 31, 2022 ("Original Filing"), filed with the U.S. Securities and Exchange Commission ("SEC") on March 1, 2023 ("Original Filing Date"). The sole purpose of this Amendment No. 1 is to amend Exhibits 31.2 and 32.2 to reflect that Jarrod Langhans was the Chief Financial Officer at the time of the Original Filing and to correct paragraph 4(c) of the certifications of its Chief Executive Officer filed as Exhibit 31.1 and Chief Financial Officer filed as Exhibit 31.2 to the Original Form 10-K. The corrected certifications are filed as Exhibits 31.1, 31.2 and 32.2 to this Amendment No. 1.

In addition, the Company is including in this Amendment No. 1 a currently dated consents of Ernst & Young LLP and Assurance Dimensions, Inc., its auditors, attached hereto as Exhibit 23.1 and 23.2, and as required by Rule 12b-15 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Company's principal executive officer and principal financial officer are providing new currently dated certifications required pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant Section 302 of the Sarbanes-Oxley Act of 2002, which are filed hereto as Exhibits 31.1 and 31.2.

Except as described above, this Amendment No. 1 does not amend, update or change any other items or disclosures in the Original Filing. This Amendment No. 1 speaks only as of the Original Filing Date, and the Company has not undertaken herein to amend, supplement or update any information contained in the Original Filing to give effect to any subsequent events. Accordingly, this Amendment No. 1 should be read in conjunction with the Company's filings made with the SEC subsequent to the filing of the Original Filing, including any amendment to those filings.

TABLE OF CONTENTS

When used in this Annual Report on Form 10-K (this "Report"), unless otherwise indicated, the terms "the Company," "Celsius," "we," "us" and "our" refers to Celsius Holdings, Inc. and its subsidiaries.

We have proprietary rights to trademarks used in this Report that are important to our business, many of which are registered under applicable intellectual property laws. Solely for convenience, the trademarks, service marks, logos and trade names referred to in this Report may sometimes appear without the ® and TM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and trade names.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Report contains statements that are based on the current expectations of our Company and management about future events within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). You are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results, levels of activity, performance or achievements expressed or implied may differ materially from those projected in the forward-looking statements as a result of various factors.

Our forward-looking statements may include, but are not limited to, statements about:

- our ability to implement and/or maintain price increases, including through reductions in promotional allowances;

- our expectations relating to expansion into additional geographic markets and product lines;

- our expectations relating to revenue, operating costs and profitability;

- our expectations regarding our strategy and investments;

- our expectations regarding our business, including market opportunity, consumer demand and our competitive advantage;

- our expectations regarding supply chains and distribution networks;

- the impact of future and existing food and drug laws and regulations on our business;

- our expectations regarding cost and availability of materials and ingredients;

- our expectations regarding our future growth prospects and our ability to manage our growth and hire capable personnel to support our growth;

- the potential ongoing impact of new COVID-19 variants on us directly, or on our distributors or suppliers;

- expected competition from the beverage industry including the subcategories of functional energy and supplements;

- our expectations relating to marketing and advertising expense;

- the timing of our receipt and recognition of revenues and other payments;

- our expectations about our trademarks and trade secrets;

- our expectations relating to macroeconomic conditions;

- general economic and business conditions in particular industries, markets or geographic regions, as well as the potential for a significant economic slowdown, stagflation or economic recession;

- political unrest and military actions in foreign countries, particularly the armed conflict in Ukraine and associated geopolitical tensions and responses, including on inflation, supply chains, commodities, energy, and cyber-security, as well as the impact on world markets and energy supplies resulting therefrom;

- our critical accounting policies and related estimates or changes in accounting practices;

- liquidity and capital needs;

- political, legislative, regulatory and legal challenges;

- the merits or potential impact of any lawsuits filed against us or disputes we may be party to;

- other statements regarding our future operations, financial condition, prospects and business strategies; and

- our ability to respond to anticipated inflationary pressures, including reduction in consumer discretionary income and our ability to pass along rising costs through increased selling prices, and unfavorable global or regional economic conditions, including economic slowdown or recession.

These forward-looking statements and any others within this Report are subject to a number of risks, uncertainties and assumptions, including but not limited to: our ability to successfully make and integrate acquisitions; the impact on our operations of public health crises, new COVID-19 variants; and the performance, reliability and availability of our ecommerce platform and underlying network infrastructure.

The foregoing list of important factors and other risks detailed from time to time in our reports filed with the Securities and Exchange Commission is not exhaustive. See "Part I, Item 1A - Risk Factors," for a more complete discussion of these risks and uncertainties and for other risks and uncertainties. Those factors and the other risk factors described therein are not necessarily all of the important factors that could cause actual results or developments to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results.

The words "anticipate," "assume," "believe," "could," "designed," "estimate," "expect," "forecast," "goal," "hope," "intend," "may," "might," "objective," "plan," "potential," "project," "seek," "should," "target," or the negatives and variations of such words and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. Those statements appear in this Report, particularly in "Item 1. Business," "Item 1A. Risk Factors" and "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and include statements regarding the intent, belief or current expectations of the Company and management that are subject to known and unknown risks, uncertainties and assumptions.

PART I

Item 1. Business

Overview

Celsius is a fast-growing company in the functional energy drink and liquid supplement categories in the United States and internationally. We engage in the development, processing, marketing, sale, and distribution of functional drinks and liquid supplements to a broad range of consumers. We believe that we provide differentiated products that offer clinically proven and innovative formulas meant to change the lives of our consumers for the better. We also believe that our brand is attractive to a broad range of customers including fitness enthusiasts.

Our core offerings include pre- and post-workout functional energy drinks, as well as protein bars. Our flagship functional energy drink and liquid supplement brands are backed by science, being clinically proven to deliver health benefits by six self-funded studies published in various journals including the Journal of the International Society of Sports Nutrition, the Journal of the American College of Nutrition, and the Journal of Strength and Conditioning Research. These studies have concluded that a single serving of CELSIUS® burns 100-140 calories (by increasing a consumer's resting metabolism an average of 12%, while providing sustained energy for up to three hours.

Our flagship functional energy drink and liquid supplement brands are backed by science, being clinically proven to deliver health benefits by six self-funded studies published in various journals including the Journal of the International Society of Sports Nutrition, the Journal of the American College of Nutrition, and the Journal of Strength and Conditioning Research. These studies have concluded that a single serving of CELSIUS® burns 100-140 calories (by increasing a consumer's resting metabolism an average of 12%, while providing sustained energy for up to three hours.

Our flagship asset, CELSIUS®, is an energy drink which accelerates metabolism and burns calories and body fat while providing energy. This product line comes in two versions, a ready-to-drink supplement format and an on-the-go powder form. We also offer a CELSIUS HEAT and a BRANCH CHAIN AMINO ACIDS line, catered to both pre- and post-workout consumer needs. Our products are currently offered in major retail channels in the US including conventional grocery, natural, convenience, fitness, mass market, vitamin specialty and e-commerce.

On August 1, 2022, the Company and PepsiCo Inc. ("Pepsi"), entered into multiple agreements, including a Securities Purchase Agreement ("Purchase Agreement"), Lock-Up Agreements, Registration Rights Agreement, a distribution agreement ("Distribution Agreement"), and a Channel Transition Agreement ("Transition Agreement"). The Purchase Agreement, Lock-Up Agreements and Registration Rights Agreement pertain to the Company's issuance of 1,466,666 shares of Series A Convertible Preferred Stock ("Series A" or "Series A Preferred Stock") in exchange for cash proceeds of $550 million, excluding transaction costs. The Transition Agreement specifies payments to be made by Pepsi to Celsius for transitioning certain existing distribution rights to Pepsi. The Distribution Agreement resulted in Pepsi becoming the Company's primary distribution supplier for the Company's products in the United States.

Potential Effects of new COVID-19 Variants on the Company's Business

The COVID-19 pandemic has presented and continues to present a substantial public health and economic challenge around the world and is affecting our employees, communities and business operations, as well as the global economy and financial markets. The human and economic consequences of the COVID-19 pandemic as well as the measures taken or that may be taken in the future by governments, businesses (including the Company and our suppliers, distributors, co-packers and other service providers) and the public at large to limit new variants could directly and indirectly impact our business and results of operations, including, without limitation, the following:

- Decreases in sales of our products in various distribution channels that are affected by COVID-19 variants. A resurgence of COVID-19 variants could cause reinstituted lockdowns and other restrictions, which could further impact customer demand. If COVID-19 variants and related unfavorable economic conditions continued to intensify, the negative impact on our sales, including our new product innovation launches, could be prolonged and may become more severe.

- Deteriorating economic conditions and continued financial uncertainties in many of our major markets due to the COVID-19 pandemic, such as increased and prolonged unemployment, decreases in per capita income and the level of disposable income, declines in consumer confidence, or economic slowdowns or recessions, could affect consumer purchasing power and consumers' ability to purchase our products, thereby reducing demand for our products. In addition, public concern among consumers regarding the risk of contracting COVID-19 may also reduce demand for our products.

- The closures of, and restrictions on, on-premise retailers and other establishments that sell our products as a result of new COVID-19 variants could adversely impact our sales and results of operations.

- Our advertising, marketing, promotional, sponsorship and endorsement activities have been, and will continue to be, disrupted by reduced opportunities for such activities due to measures taken to limit the spread of new COVID-19 variants and cancellations of or reduced capacity at sporting events, concerts and other events could result in decreased demand for our products. Our product sampling programs, which are part of our strategy to develop brand awareness, have been, and could be, disrupted by new COVID-19 variants. If we are unable to successfully adapt to the changing landscape of advertising, marketing, promotional, sponsorship and endorsement opportunities created by the COVID-19 pandemic, our sales, market share, volume growth and overall financial results could be negatively affected.

- Our innovation activities, including our ability to introduce new products in certain markets, have been delayed and/or adversely impacted by the COVID-19 pandemic. If such innovation activities are disrupted delay the launch of new products and/or we are unable to secure sufficient distribution levels for such new products, our business and results of operations could be adversely affected.

- Some of our suppliers, distributors and co-packers may experience plant closures, production slowdowns and disruptions in operations as a result of the impact of new COVID-19 variants. This could result in a disruption to our operations.

- We may experience delays in receiving certain raw materials as a result of shipping delays due to, among other things, additional safety requirements imposed by port authorities, closures of, or congestion at ports, reduced availability of commercial transportation, border restrictions and capacity constraints.

- Due to increased demand in at-home consumption, the beverage category has experienced some shortages of aluminum cans. However, we have been able to secure adequate supply and have not experienced significant adverse effects on our business, operations and financial condition from such shortage, however we are unable to accurately predict how this might change in the future.

- Governmental authorities at the U.S. federal, state and/or municipal level and in certain foreign jurisdictions may increase or impose new income taxes, indirect taxes or other taxes or revise interpretations of existing tax rules and regulations as a means of financing the costs of stimulus or may take other measures to protect populations and economies from the impact of the COVID-19 pandemic. Increases in direct and indirect tax rates could affect our net income and increases in consumer taxes could affect our products' affordability and reduce our sales.

- We may be required to record significant impairment charges with respect to goodwill or intangible assets whose fair values may be negatively affected by the effects of the COVID-19 pandemic or new COVID-19 variants in the future.

- The continued financial impact of the COVID-19 pandemic may cause one or more of the financial institutions we do business with to fail or default in their obligations to us or to become insolvent or file for bankruptcy, which could cause us to incur significant losses and negatively impact our results of operations and financial condition.

- Actions we have taken or may take, or decisions we have made or may make, as a consequence of the COVID-19 pandemic may result in negative publicity and the Company becoming a party to litigation claims and/or legal proceedings, which could consume significant financial and managerial resources, result in decreased demand for our products and injury to our reputation.

Any of the negative impacts of the COVID-19 pandemic, including those described above, alone or in combination with others, may have a material adverse effect on our business, reputation, operating results and/or financial condition. Any of these negative impacts, alone or in combination with others, could exacerbate many of the risk factors discussed herein, any of which could materially affect our business, reputation, operating results and/or financial condition.

Corporate Information

We were incorporated in the State of Nevada on April 26, 2005. The Company's annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports are made available free of charge through the Company's website as soon as practicable after such material is electronically filed with, or furnished to, the SEC. Our website is *www.celsiusholdingsinc.com*. Information contained on, or that can be accessed through our website is not incorporated by reference into this Report.

Our Products

We seek to combine nutritional science with mainstream beverages by using our proprietary thermogenic (calorie-burning) MetaPlus® formulation, while fostering the goal of healthier everyday refreshment by being as natural as possible without the artificial preservatives often found in many energy drinks or sodas. CELSIUS® has no chemical preservatives, aspartame or high fructose corn syrup and is very low in sodium. CELSIUS® uses good-for-you ingredients and supplements such as green tea (EGCG), ginger, calcium, chromium, B vitamins and vitamin C. CELSIUS® is sweetened with sucralose, a sugar-derived sweetener that is found in Splenda®, which makes our functional energy drinks low-calorie and suitable for consumers whose sugar intake is restricted. Each 12 ounce can of CELSIUS® contains 200 milligrams of caffeine which is comparable to one 12-ounce cup of coffee from the leading coffeehouse.

CELSIUS® calorie-burning functional energy drinks were first introduced to the marketplace in 2005.

According to multiple clinical studies we funded, a single serving (12 ounce can) of CELSIUS® burns 100 to 140 calories by increasing a consumer's metabolism an average of 12% for up to a three-hour period. In addition, these studies have indicated that drinking a single serving of CELSIUS® prior to exercising may improve cardiovascular health and fitness and enhance the loss of fat and gain of muscle from exercise.

We currently have five functional energy drink lines:

- CELSIUS® Originals and Vibe our initial product line, is currently offered in various flavors which are carbonated and non-carbonated.

- CELSIUS HEAT™, introduced in 2018 is a trainer's grade functional energy drink. CELSIUS HEAT™ is also a dietary supplement that uses the same proprietary thermogenic MetaPlus® formula as CELSIUS®, Originals, which is proven to accelerate metabolism, boost energy and accelerate calorie and fat burn when combined with exercise. CELSIUS HEAT™, which is packed with 2,000mg of L-citrulline and 300mg of caffeine, comes in eight carbonated flavors: Apple Jack'd, Orangesicle, Inferno Punch, Cherry Lime, Blueberry Pomegranate, Strawberry Dragonfruit, Tangerine Grapefruit and Jackfruit.

- CELSIUS® BCCA+ENERGY, introduced in 2019, is an innovative branched-chain amino acids (BCAA) functional energy drink that fuels muscle recovery. The CELSIUS® BCCA+ENERGY product line was initially launched in the fitness channel.

- CELSIUS® On-the-Go is a powdered form of the active ingredients in our functional energy drinks in individual On-The-Go packets as well as multiple serving canisters.

- CELSIUS® Sweetened with Stevia is a natural line extension introduced in 2018, targeting the natural products channel. CELSIUS® Sweetened with Stevia is available in six refreshing flavors: three sparkling - grapefruit, cucumber lime, orange pomegranate and three non-carbonated - pineapple coconut, watermelon berry and strawberries & cream. This product line boasts a clean ingredient panel featuring 100% natural caffeine-from-green-coffee bean extract and Stevia an all-natural sweetener.

CELSIUS® ready-to drink products are packaged in a distinctive 12 ounce sleek can that uses vivid colors in abstract patterns to create a strong on-shelf impact. The cans are sold in various packaging units are designed to provide a clean, crisp and more modern look. In addition to being sugar free, our original ready-to-drink product line is non-GMO, kosher and vegan certified and soy and gluten free.

Func Food Group Oyj, a company incorporated under the laws of Finland ("Func Food") was acquired in October 2019, as a result we acquired the beverages, protein bars, supplements and superfoods marketed and distributed in Finland, Sweden, and Norway. These products are distributed under the FAST, FitFarm and CocoVi brands and which are owned by Func Food.

Clinical Studies

It is our belief that clinical studies substantiating product claims will become more important as more and more "alternative" beverages are marketed with health claims. CELSIUS® was one of the first functional energy drinks to be launched along with a clinical study. CELSIUS® is also one of very few functional energy drinks that has clinical research on the actual product itself. Some functional energy drink and supplement companies that do mention studies backing their claims are referencing independent studies conducted on one or more of the ingredients in the product. We believe that it is important and will become more important over time, to have studies on the actual product.

We have funded seven U.S. based clinical studies for CELSIUS®. Each was conducted by a research organization and each studied the total CELSIUS® formula. The first study was conducted by the Ohio Research Group of Exercise Science & Sports Nutrition. The remaining studies were conducted by the Applied Biochemistry & Molecular Physiology Laboratory of the University of Oklahoma. We funded all of the studies and provided CELSIUS® functional energy drinks for the studies. However, none of our directors, executive officers or principal stockholders is in any way affiliated with either of the two research organizations which conducted the studies.

The first study was conducted in 2005 by the Ohio Research Group of Exercise Science & Sports Nutrition www.ohioresearchgroup.com. The Ohio Research Group of Exercise Science & Sports Nutrition is a multidisciplinary clinical research team dedicated to exploring the relationship between exercise, nutrition, dietary supplements and health. This placebo-controlled, double-blind cross-over study compared the effects of CELSIUS® and the placebo on metabolic rate. Twenty-two participants were randomly assigned to ingest a 12-ounce serving of CELSIUS® and on a separate day a serving of twelve ounces of Diet Coke®. All subjects completed both trials using a randomized, counterbalanced design. Randomized means that subjects were selected for each group randomly to ensure that the different treatments were statistically equivalent. Counterbalancing means that individuals in one group drank the placebo on the first day and drank CELSIUS® on the second day. The other group did the opposite. Counterbalancing is a design method that is used to control "order effects." In other words, this was done to make sure that the order that subjects were served does not impact the results and analysis.

Metabolic rate (via indirect calorimetry, measurements taken from breaths into and out of calorimeter) and substrate oxidation (via respiratory exchange ratios) were measured at baseline (pre-ingestion) and for ten minutes at the end of each hour for three hours post-ingestion. The results showed an average increase of metabolism of twelve percent over the three-hour period, compared to a statistically insignificant change for the control group. Metabolic rate, or metabolism, is the rate at which the body expends energy. This is also referred to as the "caloric burn rate." Indirect calorimetry calculates heat that living organisms produce from their production of carbon dioxide. It is called "indirect" because the caloric burn rate is calculated from a measurement of oxygen uptake. Direct calorimetry would involve the subject being placed inside the calorimeter for the measurement to determine the heat being produced. Respiratory Exchange Ratio is the ratio oxygen taken in a breath compared to the carbon dioxide breathed out in one breath or exchange. Measuring this ratio can be used for estimating which substrate (fuel such as carbohydrate or fat) is being metabolized or 'oxidized' to supply the body with energy.

The second study was conducted by the Applied Biochemistry & Molecular Physiology Laboratory of University of Oklahoma in 2007. This blinded, placebo-controlled study was conducted on a total of 60 men and women of normal weight. An equal number of participants were separated into two groups to compare one serving (a single 12 ounce can) of CELSIUS® to a placebo of the same amount. According to the study, those subjects consuming CELSIUS® burned significantly more calories versus those consuming the placebo, over a three-hour period. The study confirmed that over the three-hour period, subjects consuming a single serving of CELSIUS® burned 65% more calories than those consuming the placebo drink and burned an average of more than 100 to 140 calories compared to the placebo. These results were statistically significant.

The third study, conducted by the Applied Biochemistry & Molecular Physiology Laboratory of University of Oklahoma in 2007, extended our second study with the same group of 60 individuals and protocol for 28 days and showed the same statistical significance of increased calorie burn (minimal attenuation). While the University of Oklahoma study did extend for 28 days, more testing would be needed for long term analysis of the CELSIUS® calorie-burning effects. Also, although these studies were on relatively small numbers of subjects, they have statistically significant results. Additional studies on a larger number and wider range of body compositions can be considered to further the analysis.

The fourth study, conducted by the Applied Biochemistry & Molecular Physiology Laboratory of University of Oklahoma in 2009, combined CELSIUS® use with exercise. This ten-week placebo-controlled, randomized and blinded study was conducted on a total of 37 subjects. Participants were randomly assigned into one of two groups: Group 1 consumed one serving of CELSIUS® per day, and Group 2 consumed one serving of an identically flavored and labeled placebo beverage. Both groups participated in ten weeks of combined aerobic and weight training, following the American College of Sports Medicine guidelines of training for previously sedentary adults. The results showed that consuming a single serving of CELSIUS® prior to exercising may enhance the positive adaptations of exercise on body composition, cardio-respiratory fitness and endurance performance. According to the preliminary findings, subjects consuming a single serving of CELSIUS® lost significantly more fat mass and gained significantly more muscle mass than those subjects consuming the placebo — a 93.75% greater loss in fat and 50% greater gain in muscle mass, respectively. The study also confirmed that subjects consuming CELSIUS® significantly improved measures of cardio-respiratory fitness and the ability to delay the onset of fatigue when exercising to exhaustion.

The fifth study was conducted by the Applied Biochemistry & Molecular Physiology Laboratory of University of Oklahoma in 2009. This ten-week placebo-controlled, randomized and blinded study was conducted on a total of 27 previously sedentary overweight and obese female subjects. Participants were randomly assigned into groups that consumed identically tasting treatment drinks with exercise or without exercise. All participants consumed one drink, either placebo or CELSIUS®, per day for 10 weeks. The exercise groups participated in ten weeks of combined aerobic and weight training, following the American College of Sports Medicine guidelines of training for previously sedentary adults. No changes were made to their diet. The results showed that consuming a single serving of CELSIUS® prior to exercising may improve cardiovascular health and fitness and enhance the positive adaptations of exercise on body composition. According to the preliminary findings, subjects consuming a single serving of CELSIUS® lost significantly more fat mass and gained significantly more muscle mass when compared to exercise alone — a 46% greater loss in fat, 27% greater gain in muscle mass, respectively. The study also confirmed that subjects consuming CELSIUS® significantly improved measures of cardio-respiratory fitness — 35% greater endurance performance with significant improvements to lipid profiles — total cholesterol decreases of 5 to 13% and bad LDL cholesterol 12 to 18%. Exercise alone had no effect on blood lipid levels.

The sixth study was conducted by the Applied Biochemistry & Molecular Physiology Laboratory of University of Oklahoma in 2009. This ten-week placebo-controlled, randomized and blinded study was conducted on a total of 37 previously sedentary male subjects. Participants were randomly assigned into groups that consumed identically tasting treatment drinks with exercise or without exercise. All participants consumed one drink, either placebo or CELSIUS®, per day for 10 weeks. The exercise groups participated in ten weeks of combined aerobic and weight training, following the American College of Sports Medicine guidelines of training for previously sedentary adults. No changes were made to their diet. The results showed that consuming a single serving of CELSIUS® prior to exercising may improve cardiovascular health and fitness and enhance the positive adaptations of exercise on body composition. Significantly greater decreases in fat mass and percentage body fat and increases in VO_2 were observed in the subjects that consumed CELSIUS® before exercise versus those that consumed the placebo before exercise. Mood was not affected. Clinical markers for hepatic, renal, cardiovascular and immune function, as determined by pre-and post-blood work revealed no adverse effects.

Our seventh study was conducted by Miami Research Institute in 2010 and demonstrated the efficacy and safety of the powders and the shots. This study allows the Company to make the same structure/function claims as its ready to drink products.

Manufacture and Supply of Our Products

Our functional energy drinks and supplements are produced by established third party beverage co-packers. A co-packer is a manufacturing plant that provides the service of filling bottles or cans for the brand owner. Utilizing co-packers allows us produce in multiple locations strategically placed throughout the country. We purchase most of the ingredients and all packaging materials. The co-pack facility assembles our products and charges us a fee by the case. The shelf life of CELSIUS® products is specified as 15 to 18 months.

Substantially all of the raw materials used in the preparation, bottling and packaging of our products are purchased by us or by our co-packers in accordance with our specifications. Generally, we obtain the ingredients used in our products from domestic suppliers and some ingredients have several reliable suppliers. The ingredients in CELSIUS® include green tea (EGCG), ginger (from the root), caffeine, B vitamins, vitamin C, taurine, guarana, chromium, calcium, glucuronolactone, sucralose, natural flavors and natural colorings. We have no major supply contracts with any of our suppliers. For certain ingredients, there are limited suppliers. In case of a supply restriction or interruption from any of the flavor and coloring suppliers, we would have to test and qualify other suppliers, which may disrupt our production schedules.

Packaging materials are available from multiple sources in the United States. While the beverage industry has experienced some shortages of cans as a result of the COVID-19 pandemic, we have been able to secure adequate supply and have not experienced significant adverse effects from such shortages.

We believe that our co-packing arrangements and supply sources are adequate for our present needs.

Func Food similarly has its FAST and other products manufactured by independent third parties in the Nordic countries.

Distribution

Domestic

In the United States and elsewhere in North America, CELSIUS® is sold across many retail segments. They include supermarkets, convenience stores, drug stores, nutritional stores, and mass merchants. We also sell to health clubs, gyms, the military, and e-commerce websites.

We distribute our products domestically through direct-store delivery (DSD), distributors as well as sales direct to retailers (DTR).

Our products are also sold online through e-commerce platforms such as Amazon and Walmart.com.

Pepsi. Distribution Agreement

On August 1, 2022, we entered into the Distribution Agreement relating to the sale and distribution of certain of the Company's beverage products in existing channels and distribution methods in the United States, excluding certain existing customer accounts, sales channels, Puerto Rico and the US Virgin Islands (the "Territory"). Under the Distribution Agreement, the Company granted Pepsi the right to sell and distribute its existing beverage products in existing channels and distribution methods and future beverage products that are added from time to time as licensed products under the Distribution Agreement in defined territories. The Distribution Agreement represents a master service agreement and can be cancelled by either party in accordance with the terms of the Distribution Agreement without cause in the nineteenth year of the term (i.e., 2041), the twenty-ninth year of the term (i.e., 2051) and each ten (10) year period thereafter (i.e., 2061, 2071, etc.) by providing twelve (12) months' written notice on August 1st of each such year to the other party. Except for a termination by the Company "with cause" or a termination by Pepsi "without cause", the Company is required to pay Pepsi certain compensation upon a termination as specified in the Distribution Agreement.

The Company agreed to provide Pepsi a right of first offer in the event the Company intends to (i) manufacture, distribute or sell products in certain additional countries as specified in the Distribution Agreement or (ii) distribute or sell products in any future channels and distribution methods during the term of the Distribution Agreement. Additionally, pursuant to the Distribution Agreement, the Company and Pepsi agreed to use commercially reasonable efforts to negotiate and execute with Pepsi a distribution agreement reasonably consistent with the Distribution Agreement for the sale and distribution of the products in Canada, and Pepsi agreed to meet and confer in good faith with the Company regarding the terms and conditions upon which Pepsi may be willing to sell or distribute products, either directly or through local sub-distributors in certain other additional countries. The Distribution Agreement includes other customary provisions, including non-competition covenants in favor of the Company, representations and warranties, indemnification provisions, insurance provisions and confidentiality provisions.

In connection with the Distribution Agreement the Company and Pepsi also executed a Channel Transition Agreement, providing for the Company's transition of certain existing distribution rights in the Territory to Pepsi.

International

We distribute our products in various foreign regions through regional and country-specific distribution partners. In October 2019, we acquired Func Food, our Nordic distribution partner, who markets both our products as well as other products under its own brands.

We market our products in the Asian market through local distributors in Hong Kong and a license agreement with our partner in China, Qifeng Food Technology (Beijing) Co., Ltd. ("Qifeng"). While we initially began both local production and preliminary distribution of the CELSIUS® brand in 2018 through our partnership with Qifeng, effective January 1, 2019, we restructured our China distribution efforts by entering into two separate agreements as it relates to the commercialization of our CELSIUS® products and a repayment of an investment agreement with Qifeng. Under the license agreement, Qifeng was granted the exclusive license rights to manufacture, market and commercialize CELSIUS® brand products in China. Qifeng will pay a minimum royalty fee of approximately $6.9 million for the first five years of the term of the agreement, transitioning to a volume-based royalty fee, thereafter and until the licensing agreement is terminated or canceled. Under a separate economic agreement, Qifeng will repay the marketing investments made by CELSIUS® into the China market through 2018. The repayment, which was formalized via a note receivable from Qifeng, will need to be serviced even if the licensing agreement is cancelled or terminated.

With our new partnership with Pepsi, we would expect to utilize the Pepsi system as we develop international expansion plans in future periods.

Customer Concentration

The following table shows the revenue concentration of our customers accounting for more than 10% of revenue, for the years ended December 31, 2022, 2021 and 2020:

	2022	2021	2020
Pepsi	22.2%	-	-
Costco	16.7%	12.7%	2.9%
Amazon	8.8%	10.1%	15.1%
All other	52.3%	77.2%	82.0%
Total	**100.0%**	**100.0%**	**100.0%**

The following table shows the accounts receivable concentration accounting for more than 10% of accounts receivables, for the years ended December 31, 2022 and 2021:

	2022	2021
Pepsi	47.6%	-
Amazon	11.8%	22.7%
Publix	1.4%	10.3%
All other	39.2%	67.0%
Total	**100.0%**	**100.0%**

Sales and Marketing

We believe that one of the keys to success in the beverage industry is differentiation, by making our brands and products visually appealing and distinctive from other beverages on the shelves of retailers. We review our products and packaging on an ongoing basis and, where practical, endeavor to make them different and unique. The labels and graphics for many of our products are refreshed from time to time to maximize their visibility and identification, wherever they may be placed in stores, which we continue to reevaluate from time to time.

Where appropriate, we partner with our distributors, or retailers to assist our marketing efforts.

Seasonality of Sales

As is typical in the functional energy drink and supplement industries, sales of products are seasonal, with the highest sales volumes generally occurring in the second and third fiscal quarters, which correspond to the warmer months of the year in our major markets, albeit with our recent significant growth, we have seen ongoing quarter over quarter growth regardless of the season.

Competition

We believe that our CELSIUS® brand products are one of the few functional energy drink and supplement lines whose effectiveness is supported by clinical studies, which gives us a unique position. However, our products do compete broadly with not only functional energy drinks and supplements, but all categories of liquid refreshments. The functional energy drink, supplement and liquid refreshment markets are highly competitive, and include international, national, regional and local producers and distributors, most of whom have greater financial, management and other resources than us. Our direct competitors in the functional energy drink and supplement markets include, but are not limited to The Coca-Cola Company, Dr. Pepper Snapple Group, Nestlé, Waters North America, Inc., Hansen Natural Corp., Vital Pharmaceuticals, Inc, Monster Energy, and Red Bull.

Proprietary Rights

We have registered the CELSIUS® and MetaPlus® trademarks with the United States Patent and Trademark Office, as well as a number of additional trademarks.

We have and will continue to take appropriate measures, such as entering into confidentiality agreements with our contract packers and ingredient suppliers, to maintain the secrecy and proprietary nature of our MetaPlus® formulation and product formulas.

We maintain our MetaPlus® formulation and product formulas as trade secrets. We believe that trade secrecy is a preferable method of protection for our formulas as patenting them might require their disclosure. Other than a company that is our outsourced production manager, no single member of the raw material supply chain or our co-packers has access to the complete formula.

We consider our trademarks and trade secrets to be of considerable value and importance to our business. No successful challenges to our registered trademarks have arisen and we have no reason to believe that any such challenges will arise in the future.

Government Regulation

The production, distribution and sale of our products in the United States is subject to the *Federal Food, Drug and Cosmetic Act*, the *Dietary Supplement Health and Education Act of 1994*, the *Occupational Safety and Health Act*, various environmental statutes and various other federal, state and local statutes and regulations applicable to the production, transportation, sale, safety, advertising, labeling and ingredients of such products. California law requires that a specific warning appear on any product that contains a component listed by California as having been found to cause cancer or birth defects. The law exposes all food and beverage producers to the possibility of having to provide warnings on their products because the law recognizes no generally applicable quantitative thresholds below which a warning is not required. Consequently, even trace amounts of listed components can expose affected products to the prospect of warning labels. Products containing listed substances that occur naturally in the product or that are contributed to the product solely by a municipal water supply are generally exempt from the warning requirement. While none of our products are required to display warnings under this law, we cannot predict whether an important component of any of our products might be added to the California list in the future. We also are unable to predict whether or to what extent a warning under this law would have an impact on costs or sales of our products.

The marketing and sale of our products internationally is similarly subject to compliance with applicable laws, rules and regulations in those foreign countries where our products are sold.

Compliance with Environmental Laws

The facilities of our co-packers in the United States are subject to federal, state and local environmental laws and regulations, including those relating to air emissions, the use of water resources and recycling. Our operations in other countries are subject to similar federal, state, local and supranational laws and regulations that may be applicable in such countries. Changes in environmental compliance mandates, and any expenditures necessary to comply with such requirements, could adversely affect our financial performance and future growth. Compliance with these provisions has not had, nor do we expect such compliance to have, any material adverse effect upon our capital expenditures, net income or competitive position.

Container Deposits

Measures have been enacted in various localities and states that require that a deposit be charged for certain non-refillable beverage containers. The precise requirements imposed by these measures vary. We are required to collect deposits from our customers and to remit such deposits to the respective jurisdictions based upon the number of cans and bottles of certain carbonated and non-carbonated products sold in such states.

Other deposit, recycling or product stewardship proposals have been introduced in certain states and localities and in Congress, and we anticipate that similar legislation or regulations may be proposed in the future at the local, state and federal levels, both in the United States and elsewhere.

Human Capital Resources

As of December 31, 2022, the Company employs 378 people including its executive officers, in five different countries. This includes 324 employees in the US, 49 in countries within Europe, and 5 in Hong Kong.

Employees

We believe people are our most important asset, and we strive to attract and retain high-performing talents. Through comprehensive and competitive compensation and benefits, ongoing employee learning and development, and a focus on health and well-being, we strive to support our employees in all aspects of their lives.

We believe we have a talented, motivated and dedicated team, and work to create an inclusive, safe and supportive environment for all team members.

Diversity, Equity, and Inclusion

We believe a culture that celebrates diverse talent, individual identity, and different points of view, empowers employees to contribute new ideas that support our continued and growing success. Women, racial and ethnic minorities collectively constitute a meaningful part of our overall workforce across all levels of our global organization.

Culture and Engagement

We believe open and honest communication among team members, managers and leaders helps create an open, collaborative work environment where everyone can contribute, grow, and succeed. Team members are encouraged to come to their managers with questions, feedback or concerns. We also encourage regular, live communication across the organization and host quarterly global town halls with our senior leadership.

Leadership, Training and Development

We focus on investing in inspirational leadership, learning opportunities and capabilities to equip our global workforce with the skills they need while improving engagement and retention. We provide formal and informal learning programs, which are designed to help our employees continuously grow and strengthen their skills throughout their careers. We offer a variety of programs that contribute to our leadership, training and development goals, and comprehensive coaching and mentoring programs that support leadership and employee development.

Compensation and Benefits

We believe that compensation should be competitive and equitable and should enable employees to share in the Company's success. The Company recognizes its people are most likely to thrive when they have the resources to meet their needs and the time and support to succeed in their professional and personal lives. In support of this, we offer a wide variety of benefits for employees around the world and invest in tools and resources that are designed to support employees' individual growth and development.

Our compensation programs are designed to reinforce our growth agenda and our talent strategy as well as to drive a strong connection between the contributions of our employees and their pay. We conduct annual pay equity analyses to help ensure our base pay structures are fair and to identify and address potential issues or disparities and we adjust base pay, where appropriate. Also, as permitted by local law, annually, we perform an adverse impact analysis on base pay, annual incentives, and long-term incentives to help ensure fairness. We provide compensation packages designed to attract and retain talent while maintaining alignment with the market. We believe the structure of our compensation packages provides the appropriate incentives to attract, retain and motivate our employees.

Our base pay aligns with employee positions, skill levels, experience, and geographic location. Additionally, we provide competitive employee benefits packages, which vary by country and region. These employee benefits packages may include: employee assistance programs, medical and dental insurance, vision insurance, well-being rewards programs, core and supplemental life insurance, long and short-term disability, accident insurance, critical illness insurance, retirement savings plans, prepaid legal services, healthy rewards programs, identity theft assistance, financial courses and advisors, vacation pay, holiday pay, annual incentive awards, recognition programs, and equity awards for eligible employees.

Our Compensation Committee provides oversight of the our policies and strategies relating to talent, leadership, and culture, including diversity, equity and inclusion, as well as the Company's compensation philosophy and programs. The Compensation Committee also evaluates and approves our compensation plans, policies and programs applicable to our senior executives. In addition, the Compensation Committee oversees succession planning and talent development for our senior executives.

We believe that our approach to human capital resources has been instrumental in our growth, and has made us a desirable destination for employees.

Information about our Executive Officers

The following is a description of the business experience and background of Jarrod Langhans, our Chief Financial Officer, who is our only executive officer who is not a member of our board of directors.

Jarrod Langhans, 42, became our Chief Financial Officer in April 2022. Mr. Langhans served as Chief Financial Officer of the European and Israel operating segments of Primo Water Corporation. From July 2012 through May 2020, he has held various executive positions within Primo Water Corporation across the accounting, finance and investor relations areas. Mr. Langhans' prior experience also includes working for major accounting firms such as CBIZ Mayer Hoffman McCann (MHM) and Cherry Bekaert. He is a Certified Public Accountant in Florida and has an extensive and diversified financial and leadership background across areas such as financial reporting.

Item 1A. Risk Factors

*In addition to the other information contained in this Report, including in "**Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations**" and the consolidated financial statement and notes, you should carefully consider the following risks. The risks and uncertainties discussed below and elsewhere in this Report may not be the only risks we face. Additional risks and uncertainties not presently known to us, or that we currently see as immaterial, may also materially adversely affect our business, financial condition, operating results and prospects.*

Risk Factors Relating to Our Business

Our business and results of operations may be adversely affected by new COVID-19 variants

COVID-19 has presented and continues to present a substantial public health and economic challenge around the world and is affecting our employees, communities and business operations, as well as the global economy and financial markets. The human and economic consequences of new COVID-19 variants as well as the measures taken or that may be taken in the future by governments, businesses (including the Company and our suppliers, distributors, co-packers and other service providers) and the public at large to limit the spread of new COVID-19 variants, may directly and indirectly impact our business and results of operations, including, without limitation, the following:

- Decreases in sales of our products in various distribution channels that are affected by COVID-19 variants. A resurgence of COVID-19 variants could cause reinstituted lockdowns and other restrictions, which could further impact customer demand. If COVID-19 variants and related unfavorable economic conditions continued to intensify, the negative impact on our sales, including our new product innovation launches, could be prolonged and may become more severe.

- Deteriorating economic conditions and continued financial uncertainties in many of our major markets due to the COVID-19 pandemic, such as increased and prolonged unemployment, decreases in per capita income and the level of disposable income, declines in consumer confidence, or economic slowdowns or recessions, could affect consumer purchasing power and consumers' ability to purchase our products, thereby reducing demand for our products. In addition, public concern among consumers regarding the risk of contracting COVID-19 may also reduce demand for our products.

- The closures of, and restrictions on, on-premise retailers and other establishments that sell our products as a result of new COVID-19 variants could adversely impact our sales and results of operations.

- Our advertising, marketing, promotional, sponsorship and endorsement activities have been, and will continue to be, disrupted by reduced opportunities for such activities due to measures taken to limit the spread of new COVID-19 variants and cancellations of/or reduced capacity at sporting events, concerts and other events could result in decreased demand for our products. Our product sampling programs, which are part of our strategy to develop brand awareness, have been, and could be, disrupted by new COVID-19 variants. If we are unable to successfully adapt to the changing landscape of advertising, marketing, promotional, sponsorship and endorsement opportunities created by the COVID-19 pandemic, our sales, market share, volume growth and overall financial results could be negatively affected.

- Our innovation activities, including our ability to introduce new products in certain markets, have been delayed and/or adversely impacted by the COVID-19 pandemic. If such innovation activities are disrupted, delay the launch of new products and/or we are unable to secure sufficient distribution levels for such new products, our business and results of operations could be adversely affected.

- Some of our suppliers, distributors and co-packers may experience plant closures, production slowdowns and disruptions in operations as a result of the impact of new COVID-19 variants. This could result in a disruption to our operations.

- We may experience delays in receiving certain raw materials as a result of shipping delays due to, among other things, additional safety requirements imposed by port authorities, closures of, or congestion at ports, reduced availability of commercial transportation, border restrictions and capacity constraints.

- Due to increased demand in at-home consumption, the beverage category has experienced some shortages of aluminum cans. However, we have been able to secure adequate supply and have not experienced significant adverse effects on our business, operations and financial condition from such shortage, however we are unable to accurately predict how this might change in the future.

- Governmental authorities at the U.S. federal, state and/or municipal level and in certain foreign jurisdictions may increase or impose new income taxes, indirect taxes or other taxes or revise interpretations of existing tax rules and regulations as a means of financing the costs of stimulus or may take other measures to protect populations and economies from the impact of the COVID-19 pandemic. Increases in direct and indirect tax rates could affect our net income and increases in consumer taxes could affect our products' affordability and reduce our sales.

- We may be required to record significant impairment charges with respect to goodwill or intangible assets whose fair values may be negatively affected by the effects of the COVID-19 pandemic or new COVID-19 variants in the future.

- The continued financial impact of new COVID-19 variants may cause one or more of the financial institutions we do business with to fail or default in their obligations to us or to become insolvent or file for bankruptcy, which could cause us to incur significant losses and negatively impact our results of operations and financial condition.

- Actions we have taken or may take, or decisions we have made or may make, as a consequence of the COVID-19 pandemic may result in negative publicity and the Company becoming a party to litigation claims and/or legal proceedings, which could consume significant financial and managerial resources, result in decreased demand for our products and injury to our reputation.

Any of the negative impacts of the COVID-19 pandemic, including those described above, alone or in combination with others, may have a material adverse effect on our business, reputation, operating results and/or financial condition. Any of these negative impacts, alone or in combination with others, could exacerbate many of the risk factors discussed herein, any of which could materially affect our business, reputation, operating results and/or financial condition.

Consolidation of retailers, wholesalers and distributors in the industry may result in downward pressure on sales prices.

Consolidation can cause significant downward pricing pressure and can impose additional costs on us. If we are unable to successfully manage the potential impact of these commercial changes, our financial results may be materially and adversely affected.

We rely on third party co-packers to manufacture our products. If we are unable to maintain good relationships with our co-packers and/or their ability to manufacture our products becomes constrained or unavailable to us, our business could suffer.

We do not directly manufacture our products, but instead outsource such manufacturing to established third party co-packers. These third-party co-packers may not be able to fulfill our demand as it arises, could begin to charge rates that make using their services cost inefficient or may simply not be able to or willing to provide their services to us on a timely basis or at all. In the event of any disruption or delay, whether caused by a rift in our relationship or the inability of our co-packers to manufacture our products as required, we would need to secure the services of alternative co-packers. We may be unable to procure alternative packing facilities at commercially reasonable rates and/or within a reasonably short time period and any such transition could be costly. In such case, our business, financial condition and results of operations would be adversely affected.

We rely on distributors to distribute our products in the DSD sales channel and in international markets. If we are unable to maintain good relationships with our existing distributors, our business could suffer.

We distribute CELSIUS® in the DSD sales channel by entering into agreements with direct-to-store delivery distributors having established sales, marketing and distribution organizations. We similarly are seeking to expand our international distribution, by entering into agreements with large established distributors who service those markets. Many of our distributors are affiliated with and manufacture and/or distribute other beverage products. In many cases, such products compete directly with our products. The marketing efforts of our distributors are important for our success. If CELSIUS® proves to be less attractive to our distributors and/or if we fail to attract distributors, and/or our distributors do not market and promote our products with greater focus in preference to the products of our competitors, our business, financial condition and results of operations could be adversely affected.

Our customers are material to our success. If we are unable to maintain good relationships with our existing customers, our business could suffer.

Unilateral decisions could be taken by our distributors, grocery chains, convenience chains, drug stores, nutrition stores, mass merchants, club warehouses and other customers to discontinue carrying all or any of our products that they are carrying at any time, which could cause our business to suffer.

Increases in cost or shortages of raw materials or increases in costs of co-packing could harm our business.

The principal raw materials used by us are flavors and ingredient blends as well as aluminum cans, the prices of which are subject to fluctuations. We are uncertain whether the prices of any of the above or any other raw materials or ingredients we utilize will rise in the future and whether we will be able to pass any of such increases on to our customers. We do not use hedging agreements or alternative instruments to manage the risks associated with securing sufficient ingredients or raw materials. In addition, some of these raw materials, such as our sleek 12 ounce can, are available from a limited number of suppliers. As alternative sources of supply may not be available, any interruption in the supply of such raw materials might materially harm us.

While the functional energy drink and supplement industries have experienced some shortages of cans as a result of the COVID-19 pandemic, Celsius has been able to secure adequate supply, though potentially at higher cost. To address the industry-wide shortage of aluminum cans, we have imported cans manufactured abroad which affected our margins in 2021 and 2022. We are unable to accurately predict how these cost trends might evolve prospectively. Such industry-wide shortages of raw materials, including aluminum cans, could from time to time in the future be encountered, which could interfere with and/or delay production of certain of our products and negatively impact our financial performance.

Our failure to accurately estimate demand for our products could adversely affect our business and financial results.

We may not correctly estimate demand for our existing products and/or new products. Our ability to estimate demand for our products is imprecise, particularly with regard to new products, and may be less precise during periods of rapid growth, including in new markets. If we materially underestimate demand for our products or are unable to secure sufficient ingredients, flavors, aluminum cans and other raw materials for our supplements or experience difficulties with our co-packing arrangements, including production shortages or quality issues, we might not be able to satisfy demand on a short-term basis. Moreover, industry-wide shortages of certain ingredients have occurred and could occur, from time to time in the future, resulting in production fluctuations and/or product shortages. We generally do not use hedging agreements or alternative instruments to manage this risk. Such shortages could interfere with and/or delay production of certain of our products and could have a material adverse effect on our business and financial results.

If we do not accurately anticipate the future demand for a particular product or the time it will take to obtain new inventory, our inventory levels may be inadequate and our results of operations may be negatively impacted. If we fail to meet our shipping schedules, we could damage our relationships with distributors and/or retailers, increase our distribution costs and/or cause sales opportunities to be delayed or lost. In order to be able to deliver our products on a timely basis, we need to maintain adequate inventory levels of the desired products. If the inventory of our products held by our distributors and/or retailers is too high, they will not place orders for additional products, which could unfavorably impact our future sales and adversely affect our operating results.

Changes in the retail landscape or the loss of key retail or food service customers could adversely affect our financial results.

Our industry is being affected by the trend toward consolidation in and blurring of the lines between retail channels, particularly in Europe and the United States. Larger retailers may seek lower prices from us, may demand increased marketing or promotional expenditures, and may be more likely to use their distribution networks to introduce and develop private-label brands, any of which could negatively affect our profitability. In addition, discounters and value stores are growing at a rapid pace. Our industry is also being affected by the rapid growth in sales through e-commerce retailers, e-commerce websites, mobile commerce applications and subscription services, which may result in a shift away from physical retail operations to digital channels. As we build our e-commerce capabilities, we may not be able to develop and maintain successful relationships with existing and new e-commerce retailers without experiencing a deterioration of our relationships with key customers operating physical retail channels. If we are unable to successfully adapt to the rapidly changing retail landscape, including the rapid growth in digital commerce, our share of sales, volume growth and overall financial results could be negatively affected. In addition, our success depends in part on our ability to maintain good relationships with key retail customers. The loss of one or more of our key retail customers could have an adverse effect on our financial performance.

Significant additional labeling or warning requirements or limitations on the marketing or sale of our products may inhibit sales of affected products.

Various jurisdictions may seek to adopt significant additional product labeling or warning requirements or limitations on the marketing or sale of our products as a result of what our products contain or allegations that our products cause adverse health effects. If these types of requirements become applicable to one or more of our products under current or future environmental or health laws or regulations, they may inhibit sales of such products.

For example, under one such law in California, known as Proposition 65, if the state has determined that a substance causes cancer or harms human reproduction, a warning must be provided for any product sold in the state that exposes consumers to that substance, unless the exposure falls under an established safe harbor level or another exemption is applicable. If we were required to add Proposition 65 warnings on the labels of one or more of our supplement products produced for sale in California, the resulting consumer reaction to the warnings and possible adverse publicity could negatively affect our sales both in California and in other markets.

Our continued expansion outside of the United States exposes us to uncertain conditions and other risks in international markets.

We have sales of products internationally in a variety of markets and are currently seeking to expand our international distribution. As our growth strategy includes further expanding our international business, if we are unable to continue to expand distribution of our products outside the United States, our growth rate could be adversely affected. Although we intend to sell through established distributors in international markets, we have limited or no operating experience in many of such markets and it may be costly to promote our brands in international markets. We face and will continue to face substantial risks associated with foreign distribution and sale of our products, including economic and/or political instability in various international markets; fluctuations in foreign currency exchange rates; restrictions on or costs relating to the repatriation of foreign profits to the United States, including possible taxes and/or withholding obligations on any repatriations; and tariffs and/or trade restrictions. These risks could have a significant impact on our ability to distribute and sell our products on a competitive basis in international markets and could have a material adverse effect on our business, financial condition and results of operations. Also, distribution and sale of products outside of the United States are subject to risks relating to appropriate compliance with legal and regulatory requirements in local jurisdictions, potentially higher product damage rates if our products are shipped long distances, potentially higher incidence of fraud and/or corruption, credit risk of distributors and potentially adverse tax consequences.

Numerous U.S. and International laws including export and import controls affect our ability to compete in international markets.

U.S. export control laws and economic and trade sanctions prohibit the provision of certain products and services to U.S. embargoed or sanctioned countries, governments and persons. Even though we take precautions to prevent our products from being shipped or provided to embargoed countries and U.S. sanctions targets, they could be shipped, or provided by our distributors, to those countries and targets despite such precautions. The provision of goods in violation of U.S. export controls and/or sanctions could have negative consequences for our business, including government investigations, penalties and reputational harm. We must also comply with U.S. import laws.

U.S. laws such as the Foreign Corrupt Practices Act (the "FCPA") also impact our international activities. We are subject to the FCPA and other laws that prohibit improper payments and offers to foreign officials and political parties for the purpose of obtaining or retaining business. Selling products into international markets, including through distributors, creates the risk of unauthorized payments or offers, for which we may be held responsible. Violations of the FCPA or other applicable anti-corruption and anti-bribery laws may result in severe criminal or civil sanctions, or other liabilities, which could negatively affect our business, operating results and financial condition.

Changes in export and import regulations, economic sanctions and related laws, shifts in the enforcement or scope of existing regulations, changes in the countries, governments or persons targeted by such regulations and the imposition of tariffs may create delays in the introduction and sale of our products in international markets, result in decreased ability to export or sell our products to existing or potential customers with international operations or in some cases, prevent the export or import of our products to certain countries, governments or persons.

Actions taken with respect to tariffs or trade relations between the United States and other countries, the products subject to such actions, and actions taken by other countries in retaliation may also have an adverse impact on us. The failure to comply with applicable current or future U.S. import, export control, sanctions and anti-corruption laws, including U.S. Customs regulations, could expose us and our employees to substantial civil or criminal penalties, fines and in extreme cases, incarceration. In addition, if our distributors fail to obtain appropriate import, export or re-export licenses or authorizations, or otherwise act in accordance with applicable laws, we may be adversely affected through reputational harm and penalties.

Failure to successfully complete or manage strategic transactions can adversely affect our business

We regularly review our portfolio of businesses and evaluate potential acquisitions, joint ventures, distribution agreements, divestitures, and other strategic transactions. The success of these transactions, including the recent completion of the strategic transaction with Pepsi, is dependent upon, among other things, our ability to realize the full extent of the expected returns, benefits, cost savings or synergies as a result of a transaction, within the anticipated time frame, or at all; and receipt of necessary consents, clearances and approvals. Risks associated with strategic transactions include integrating manufacturing, distribution, sales, accounting, financial reporting and administrative support activities and information technology systems with our company or difficulties separating such personnel, activities and systems in connection with divestitures; operating through new business models or in new categories or territories; motivating, recruiting and retaining executives and key employees; conforming controls (including internal control over financial reporting and disclosure controls and procedures) and policies (including with respect to environmental compliance, health and safety compliance and compliance with anti-bribery laws); retaining existing customers and consumers and attracting new customers and consumers; managing tax costs or inefficiencies; maintaining good relations with divested or refranchised businesses in our supply or sales chain; inability to offset loss of revenue associated with divested brands or businesses; managing the impact of business decisions or other actions or omissions of our joint venture partners that may have different interests than we do; and other unanticipated problems or liabilities, such as contingent liabilities and litigation. Strategic transactions that are not successfully completed or managed effectively, or our failure to effectively manage the risks associated with such transactions, could continue to result in adverse effects on our business.

If we fail to realize a significant portion of the anticipated benefits of our strategic arrangement with Pepsi, our financial results could be adversely affected.

We have a long-term strategic distribution arrangement with Pepsi. If we are unable to successfully manage our relationship with Pepsi, or if for any other reason we fail to realize all or a significant part of the benefits we expect from this strategic relationship, our financial performance could be adversely affected.

Global or regional catastrophic events could impact our operations and affect our ability to grow our business.

Because of our increasingly global presence, our business could be affected by unstable political conditions, civil unrest, protests and demonstrations, large-scale terrorist acts, especially those directed against the United States or other major industrialized countries where our products are distributed, the outbreak or escalation of armed hostilities, such as the Russian conflict in the Ukraine, major natural disasters and extreme weather conditions, such as hurricanes, wildfires, tornadoes, earthquakes or floods, or widespread outbreaks of infectious diseases (such as the COVID-19 pandemic). Such catastrophic events could impact our operations and our supply chain, including the production and/or distribution of our products. Materials and/or personnel may need to mobilize to other locations. Our headquarters and a large part of our operations are located in Florida, a state at greater risk of hurricanes. Some of the raw materials we use, including certain sizes of cans, are available from limited suppliers, and a regional catastrophic event impacting such suppliers could adversely impact our operations. In addition, such events could disrupt global or regional economic activity, which could affect consumer purchasing power and consumers' ability to purchase our products, thereby reducing demand for our products. If our operations are disrupted or we are unable to grow our business as a result of these factors, our growth rate could decline and our business, financial condition and results of operations could be adversely affected.

Climate change and natural disasters may affect our business.

There is concern that a gradual increase in global average temperatures due to increased carbon dioxide and other greenhouse gases in the atmosphere could cause significant changes in weather patterns around the globe and an increase in the frequency and severity of natural disasters. Changing weather patterns could result in decreased agricultural productivity in certain regions, and/or outbreaks of diseases or other health issues, which may limit availability and/or increase the cost of certain ingredients used in our products and could impact the food security of communities around the world. Increased frequency or duration of extreme weather conditions could also impair production capabilities, disrupt our supply chain and/or impact demand for our products.

Natural disasters and extreme weather conditions, such as hurricanes, wildfires, earthquakes or floods, and outbreaks of diseases (such as the COVID-19 pandemic) or other health issues may affect our operations and the operation of our supply chain, impact the operations of our distributors and unfavorably impact our consumers' ability to purchase our products. In addition, public expectations for reductions in greenhouse gas emissions could result in increased energy, transportation and raw material costs, and may require us to make additional investments in facilities and equipment. Changes in applicable laws, regulations, standards or practices related to greenhouse gas emissions, packaging and water scarcity, as well as initiatives by advocacy groups in favor of certain climate change-related laws, regulations, standards or practices, may result in increased compliance costs, capital expenditures and other financial obligations, which could affect our business, financial condition and results of operations. Sales of our products may also be influenced to some extent by weather conditions in the markets in which we operate. Our third-party co-packers use a number of key ingredients in the manufacture of our liquid supplement products and powder packets that are derived from agricultural commodities. Increased demand for food products and decreased agricultural productivity in certain regions of the world as a result of changing weather patterns and other factors may limit the availability or increase the cost of such agricultural commodities and could impact the food security of communities around the world. Weather conditions may influence consumer demand for certain of our supplements, which could have an effect on our operations, either positively or negatively.

We depend upon our trademarks and proprietary rights, and any failure to protect our intellectual property rights or any claims that we are infringing upon the rights of others may adversely affect our competitive position.

Our success depends, in large part, on our ability to protect our current and future brands and products and to defend our intellectual property rights. We cannot be sure that trademarks will be issued with respect to any future trademark applications or that our competitors will not challenge, invalidate or circumvent any existing or future trademarks issued to, or licensed by, us.

Our products are manufactured using our proprietary blends of ingredients. These blends are created by third-party suppliers to our specifications and then supplied to our co-packers. Although all of the third parties in our supply and manufacture chain execute confidentiality agreements, there can be no assurance that our trade secrets, including our proprietary ingredient blends will not become known to competitors.

We believe that our competitors, many of whom are more established and have greater financial and personnel resources than we do, may be able to replicate or reverse engineer our processes, brands, flavors, or our products in a manner that could circumvent our protective safeguards. Therefore, we cannot give you any assurance that our confidential business information will remain proprietary. Any such loss of confidentiality could diminish or eliminate any competitive advantage provided by our proprietary information.

We must continually maintain, protect and/or upgrade our information technology systems, including protecting us from internal and external cyber-security threats.

Information technology enables us to operate efficiently, interface with customers, maintain financial accuracy and efficiency and accurately produce our financial statements. If we do not appropriately allocate and effectively manage the resources necessary to build and sustain the proper technology infrastructure, we could be subject to transaction errors, processing inefficiencies, the loss of customers, business disruptions, and/or the loss of and/or damage to intellectual property through security breaches, including internal and external cyber-security threats. Cyber-security attacks by hackers, criminal groups or nation-state organizations are evolving and include, but are not limited to, malicious software (malware, ransomware and viruses), phishing and social engineering, cyber extortion, attempts to gain unauthorized access to networks, computer systems and data, malicious or negligent actions of employees (including misuse of information they are entitled to access) and other forms of electronic security breaches that could lead to disruptions in business systems, an inability to process customer orders and/or lost customer orders, unauthorized access, destruction, loss, alteration, falsification, unavailability or release of material confidential or otherwise protected information and corruption of data. Such cyberattacks could result in violations of data protection laws and regulations, damage to the reputation and credibility of the Company, loss of opportunities to acquire or divest of businesses, and loss of ability to commercialize products developed through research and development efforts and, therefore, could have a negative impact on net operating revenues.

We rely on relationships with third parties, including suppliers, distributors, co-packers, contractors, cloud data storage and other information technology service providers and other external business partners, for certain functions or for services in support of our operations. These third-party service providers, and partners, with whom we may share data including without limitation, for data hosting, back-office support, and other functions, are subject to similar risks as we are relating to cyber-security, privacy violations, business interruption, and systems, as well as employee failures. While we have procedures in place for selecting and managing our relationships with third-party service providers and other business partners, we do not have control over their business operations or governance and compliance systems, practices and procedures, which increases our financial, legal, reputational and operational risk. These third parties may experience cyber-security incidents that may involve data we share with them or rely on them to provide to us, and the need to coordinate with such third-parties, including with respect to timely notification and access to personnel and information concerning an incident, may complicate our efforts to resolve any issues that arise.

We believe that we have adopted appropriate measures including but not limited to ongoing cyber-security risk assessments and business continuity measures to mitigate potential risks to our technology and our operations from these information technology-related disruptions. However, given the unpredictability of the timing, nature and scope of such disruptions, we could potentially be subject to operational interruption, damage to our brand image and private data exposure. We could also be required to spend significant financial and other resources to remedy the damage caused by a cyber-security attack or to repair or replace networks and information systems.

Moreover, if our data management systems do not effectively collect, store, process and report relevant data for the operation of our business (whether due to network or equipment malfunction or constraints, software deficiencies, cyber-security attack and/or human error), our ability to effectively plan, forecast and execute our business plan and comply with applicable laws and regulations will be impaired, perhaps materially. Any such impairment could materially and adversely affect our financial condition, results of operations, cash flows and the timeliness with which we report our internal and external operating results. While we have purchased cyber-security insurance, there are no assurances that the coverage would be adequate in relation to any incurred losses. Moreover, as cyber-security attacks and increase in frequency and magnitude, we may be unable to obtain cyber-security insurance in amounts and on terms we view as appropriate for our operations.

If we fail to comply with data privacy and personal data protection laws, we could be subject to adverse publicity, government enforcement actions and/or private litigation, which may negatively impact our business and operating results.

We receive, process, transmit and store information relating to certain identified or identifiable individuals ("personal data"), including current and former employees, in the ordinary course of business. As a result, we are subject to various U.S. federal and state and foreign laws and regulations relating to personal data. These laws are subject to change, and new personal data legislation may be enacted in other jurisdictions at any time. In the European Union, the General Data Protection Regulation (the "GDPR") became effective in May 2018 for all member states. The GDPR includes operational requirements for companies receiving or processing personal data of residents of the European Union different from those that were previously in place and also includes significant penalties for noncompliance. Additionally, the California Consumer Privacy Act of 2018 (the "CCPA"), which was enacted in June 2018 and came into effect on January 1, 2020, provides a new private right of action and statutory damages for certain data breaches and imposes operational requirements on companies that process personal data of California residents, including making new disclosures to consumers, employees and B2B contacts about data collection, processing and sharing practices and allowing consumers to opt out of certain data sharing with third parties. Other states have, or may, adopt similar such requirements and regulations.

Changes introduced by the GDPR and the CCPA, as well as other changes to existing personal data protection laws and the introduction of such laws in other jurisdictions, and changes to regulation, industry standards and contractual obligations, subject the Company to, among other things, additional costs and expenses and may require costly changes to our business practices and security systems, policies, procedures and practices. The interpretation and application of these laws and regulations are often uncertain and evolving; as a result, there can be no assurance that our data protection measures will be deemed adequate by a regulator or court. There can be no assurances that our security controls over personal data, training of personnel on data privacy and data security, vendor management processes, and the policies, procedures and practices we implement will prevent the improper processing or breaches of personal data. Data breaches or improper processing, or breaches of personal data in violation of the GDPR, the CCPA and/or of other personal data protection or privacy laws and regulations, could harm our reputation, cause loss of consumer confidence, subject us to government enforcement actions (including fines), and mandatory corrective action, or result in private litigation against us, which may result in potential loss of revenue, increased costs, liability for monetary damages or fines and/or criminal prosecution, thereby negatively impacting our business and operating results.

If we fail to manage future growth effectively, our business could be materially adversely affected.

We have experienced rapid growth and anticipate such growth may continue. During the year ended December 31, 2022, we grew from 225 to 378 employees, and expect to continue expanding our hiring and marketing efforts with no assurance that our business or revenue will continue to grow. This growth may place significant demands on management and our operational infrastructure. As we continue to grow, we must manage such growth effectively by successfully integrating, developing and motivating a large number of new employees, while maintaining the beneficial aspects of our company culture. If we do not manage the growth of our business and operations effectively, the quality of our products and efficiency of our operations could suffer and we may not be able to execute on our business plan, which could harm our brand, results of operations and overall business. Accordingly, we cannot guarantee that we will achieve our planned growth, or even if we are able to grow as planned, that we will continue to sustain such growth or performance.

We may incur material losses as a result of product recall and product liability.

We may be liable if the consumption of any of our products causes injury, illness or death. We also may be required to recall some of our products if they become contaminated or are damaged or mislabeled. A significant product liability judgment against us, or a widespread product recall, could have a material adverse effect on our business, financial condition and results of operations. The amount of the insurance we carry is limited, and that insurance is subject to certain exclusions and may or may not be adequate.

We rely on our management team and other key personnel.

We depend on the skills, experience, relationships, and continued services of key personnel, including our experienced management team. In addition, our ability to achieve our operating goals also depends on our ability to recruit, train, and retain qualified individuals. We compete with other companies both within and outside of our industry for talented personnel, and we may lose key personnel or fail to attract and retain additional talented personnel. Any such loss or failure could adversely affect our product sales, financial condition, and operating results.

In particular, our continued success will depend in part, on our ability to retain the talents and dedication of key employees. Our business may be adversely affected, and our management team may be distracted as a result of new COVID-19 variants. Furthermore, we may not be able to locate suitable replacements for any of our key employees who leave or be able to offer employment to potential replacements on reasonable terms, all of which could adversely affect our procurement and distribution processes, sales and marketing activities, financial processes & condition and results of operations.

The U.S. Food and Drug Administration (the "FDA") has not passed on the efficacy of our products or the accuracy of any claim we make related to our products.

Although seven independent clinical studies have been conducted relating to the calorie-burning and related effects of our products, the results of these studies have not been submitted to or reviewed by the FDA.

Further, the FDA has not passed on the efficacy of any of our products nor has it reviewed or passed on any claims we make related to our products, including the claim that our products aid consumers in burning calories or enhancing their metabolism.

The Federal Trade Commission (the "FTC") regulates advertising and may review the truthfulness of and substantiation for any claim we make related to our products.

Our advertising activities are subject to regulation by the FTC under the Federal Trade Commission Act. In recent years, the FTC and state attorneys general have initiated numerous investigations of dietary and nutritional supplement companies and products. Any actions or investigations initiated against the Company by governmental authorities or private litigants could have a material adverse effect on our business, financial condition and results of operations.

The shifting regulatory environment through the various jurisdictions in which are products are sold necessitates building and maintaining robust systems to achieve and maintain compliance in multiple jurisdictions and increases the possibility that we may violate one or more of the legal requirements. If our operations are found to be in violation of any applicable laws or regulations, we may be subject to, without limitation, civil and criminal penalties, damages, fines, the curtailment or restructuring of our operations, injunctions, or product withdrawals, recalls or seizures, any of which could adversely affect our ability to operate our business, our financial condition and results of operations.

Risk Factors Relating to Our Industry

We are subject to significant competition in the functional energy drink and supplement industries.

The functional energy drink and supplement industries are highly competitive. The principal areas of competition are pricing, packaging, distribution channel penetration, development of new products and flavors and marketing campaigns. Our products compete with a wide range of drinks produced by a relatively large number of manufacturers, most of which have substantially greater financial, marketing and distribution resources and name recognition than we do.

Important factors affecting our ability to compete successfully include the taste and flavor of our products, trade and consumer promotions, rapid and effective development of new, unique cutting-edge products, attractive and different packaging, branded product advertising and pricing. Our products compete with all liquid refreshments and with products of much larger and substantially better financed competitors, including the products of numerous nationally and internationally known producers, such as The Coca Cola Company, Dr. Pepper Snapple Group, Nestlé, Waters North America, Inc., Hansen Natural Corp., Vital Pharmaceuticals, Inc., Monster Energy and Red Bull. We also compete with companies that are smaller or primarily local in operation. Our products also compete with private label brands such as those carried by supermarket chains, convenience store chains, drug store chains, mass merchants and club warehouses. New competitors continue to emerge, some of which target specific markets of ours as well as the health and wellness space. This may require additional marketing expenditures on our part to remain competitive.

The rapid growth in sales through e-commerce retailers, e-commerce websites, mobile commerce applications and subscription services, may result in a shift away from physical retail operations to digital channels and a reduction in impulse purchases. Further, the ability of consumers to compare prices on a real-time basis using digital technology puts additional pressure on us to maintain competitive prices. Sales in gas chains may also be affected by improvements in fuel efficiency and increased consumer preferences for electric or alternative fuel-powered vehicles, which may result in fewer trips by consumers to gas stations and a corresponding reduction in purchases by consumers in convenience gas retailers. We have been growing our e-commerce sales by using Amazon and leveraging our retail partners e-commerce platforms, rather than building our own internal platform. However, if we are unable to successfully adapt to the rapidly changing retail landscape, our share of sales, volume growth and overall financial results could be negatively affected.

Due to competition in the functional energy drink and supplement industries, there can be no assurance that we will not encounter difficulties in maintaining our current revenues, market share or position in the functional energy drink and supplement industries. If our revenues decline, our business, financial condition and results of operations could be adversely affected.

Our inability to innovate successfully and to provide new cutting-edge products could adversely affect our business and financial results.

Our ability to compete in the highly competitive functional energy drink and supplement industries and to achieve our business growth objectives depends, in part, on our ability to develop new flavors, products and packaging. The success of our innovation, in turn, depends on our ability to identify consumer trends and cater to consumer preferences. If we are not successful in our innovation activities, our business, financial condition and results of operation could be adversely affected.

Changes in consumer product and shopping preferences may reduce demand for some of our products.

The functional energy drink and supplement categories are subject to changing consumer preferences and shifts in consumer preferences may adversely affect us. There is increasing awareness of and concern for health, wellness and nutrition considerations, including concerns regarding caloric intake associated with sugar-sweetened drinks and the perceived undesirability of artificial ingredients. Our products do not contain the artificial preservatives often found in many energy drinks and sodas. CELSIUS® has no aspartame or high fructose corn syrup and is very low in sodium. The main CELSIUS® line of products are sweetened with sucralose, a sugar-derived sweetener that is found in Splenda®, which makes our liquid supplements low-calorie. However, consumer preferences may shift away from the trend towards healthier options that we have observed, and as such, there can be no assurance that our current products and product lines will maintain their current levels of demand. There are also changes in demand for different packages, sizes and configurations. This may reduce demand for our functional energy drinks and liquid supplements, which could reduce our revenues and adversely affect our results of operations.

Consumers are seeking greater variety in their functional energy drinks and supplements. Our future success will depend, in part, upon our continued ability to develop and introduce different and innovative drinks and supplements that appeal to consumers. In order to retain and expand our market share, we must continue to develop and introduce different and innovative supplements and be competitive in the areas of efficacy, taste, quality and price, although there can be no assurance of our ability to do so. There is no assurance that consumers will continue to purchase our products in the future. Product lifecycles for some functional energy drink and supplement brands, products and/or packages may be limited to a few years before consumers' preferences change. The functional energy drink and supplements we currently market are in varying stages of their product lifecycles, and there can be no assurance that such products will become or remain profitable for us. We may be unable to achieve volume growth through product and packaging initiatives. We may also be unable to penetrate new markets. Additionally, as shopping patterns are being affected by the digital evolution, with consumers embracing shopping by way of mobile device applications, e-commerce retailers and e-commerce websites or platforms, we may be unable to address or anticipate changes in consumer shopping preferences or engage with our consumers on their preferred platforms. If our revenues decline, our business, financial condition and results of operations could be adversely affected.

We derive virtually all of our revenues from functional energy drinks and supplements, and competitive pressure in the functional energy drink and supplement category could adversely affect our business and operating results.

Our focus is in the functional energy drink and supplement categories, and our business is vulnerable to adverse changes impacting the fitness supplement category and business, which could adversely impact our business and the trading price of our common stock.

Virtually all of our sales are derived from our functional energy drink and supplements, including our CELSIUS® Originals and Vibe, CELSIUS HEAT, CELSIUS BCCA+ENERGY, CELSIUS® On-the-Go and CELSIUS® product lines. Any decrease in the sales of our functional energy drinks and supplements could significantly adversely affect our future revenues and net income. Historically, we have experienced substantial competition from new entrants in the functional energy drink and supplement categories.

The increasing number of competitive products and limited amount of shelf space, including in coolers, in retail stores may adversely impact our ability to gain or maintain our share of sales in the marketplace. In addition, certain actions of our competitors, including unsubstantiated and/or misleading claims, false advertising claims and tortious interference in our business, as well as competitors selling misbranded products, could impact our sales. Competitive pressures in the functional energy drink and supplement categories could impact our revenues, cause price erosion and/or lower market share, any of which could have a material adverse effect on our business and results of operations.

We compete in an industry that is brand-conscious, so brand name recognition and acceptance of our products are critical to our success and significant marketing and advertising could be needed to achieve and sustain brand recognition.

Our business is substantially dependent upon awareness and market acceptance of our products and brands by our targeted consumers. Our business depends on acceptance by our independent distributors of our brand as one that has the potential to provide incremental sales growth rather than reduce distributors' existing beverage sales. The development of brand awareness and market acceptance is likely to require significant marketing and advertising expenditures. There can be no assurance that CELSIUS® will achieve and maintain satisfactory levels of acceptance by independent distributors and retail consumers. Any failure of the CELSIUS® brand to maintain or increase acceptance or market penetration would likely have a material adverse effect on business, financial condition and results of operations.

If we are unable to successfully manage new product launches, our business and financial results could be adversely affected.

Due to the highly competitive nature of the global functional energy drink and supplement sectors, we expect and intend to continue to introduce new products and evolve existing products to better match consumer demand. The success of new and evolved products depends on a number of factors, including timely and successful development and consumer acceptance. Such endeavors may also involve significant risks and uncertainties, including distraction of management from current operations, greater than expected liabilities and expenses, inadequate return on capital, exposure to additional regulations and reliance on the performance of third parties.

Our sales are affected by seasonality.

As is typical in the "alternative" beverage category, our sales are seasonal, albeit with our recent significant growth, we have seen ongoing quarter over quarter growth regardless of the season. Our highest sales volumes generally occur in the second and third quarters, which correspond to the warmer months of the year in our major markets. Consumer demand for our products is also affected by weather conditions. Cool, wet spring or summer weather could result in decreased sales of our products and could have an adverse effect on our results of operations.

Our business is subject to many regulations and noncompliance is costly.

The production, marketing and sale of our functional energy drinks and supplements are subject to the rules and regulations of various federal, state and local health agencies. The marketing and sale of our products internationally is similarly subject to compliance with applicable laws, rules and regulations in those foreign countries where our products are sold. If a regulatory authority finds that a current or future product or production run is not in compliance with any of these regulations, we may be fined, or production may be stopped, thus adversely affecting our business, financial condition and results of operations. Similarly, any adverse publicity associated with any noncompliance may damage our reputation and our ability to successfully market our products. Furthermore, the rules and regulations are subject to change from time to time and while we closely monitor developments in this area, we have no way of anticipating whether changes in these rules and regulations will impact our business adversely. Additional or revised regulatory requirements, whether labeling, environmental, tax or otherwise, could have an adverse effect on our business, financial condition and results of operations.

Product safety and quality concerns, or other negative publicity (whether or not warranted) could damage our brand image and corporate reputation and may cause our business to suffer.

Our success depends in large part on our ability to maintain consumer confidence in the safety and quality of all of our products. We have rigorous product safety and quality standards, which we expect our operations as well as our suppliers to meet. However, despite our strong commitment to product safety and quality, we or our suppliers may not always meet these standards, particularly as we expand our product offerings through innovation or acquisitions into product categories that are beyond our traditional range of functional energy drinks and supplements. If we or our suppliers fail to comply with applicable product safety and quality standards, or if our supplement products taken to the market are or become contaminated or adulterated by any means, we may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which could cause our business to suffer.

Our success also depends on our ability to build and maintain the brand image for our existing products, new products and brand extensions and maintain our corporate reputation. There can be no assurance that our advertising, marketing and promotional programs and our commitment to product safety and quality, human rights and environmental sustainability will have the desired impact on our products' brand image and on consumer preferences and demand. Claims regarding product safety, quality and/or ingredient content issues, efficacy or lack thereof (real or imagined), our culture and our workforce, our environmental impact and the sustainability of our operations, or allegations of product contamination, even if false or unfounded, could tarnish the image of our brands and may cause consumers to choose other products. Consumer demand for our products could diminish significantly if we, our employees, distributors, suppliers or business partners fail to preserve the quality of our products, act or are perceived to act in an unethical, illegal, discriminatory, unequal or socially irresponsible manner, including with respect to the sourcing, content or sale of our products, service and treatment of our customers, or the use of customer data. Furthermore, our brand image or perceived product quality could be adversely affected by litigation, unfavorable reports in the media (internet or elsewhere), studies in general and regulatory or other governmental inquiries (in each case whether involving our products or those of our competitors) and proposed or new legislation affecting our industry. Negative postings or comments on social media or networking websites about the Company or any one of our brands, even if inaccurate or malicious, could generate adverse publicity that could damage the reputation of our brands or the Company. Business incidents, whether isolated or recurring and whether originating from us, our distributors, suppliers or business partners, that erode consumer trust can significantly reduce brand value or potentially trigger boycotts of our products and can have a negative impact on consumer demand for our products as well as our reputation and financial results. The impact of such incidents may be exacerbated if they receive considerable publicity, including rapidly through social or digital media (including for malicious reasons) or result in litigation.

In addition, from time to time, there are public policy endeavors that are either directly related to our products and packaging or to our business. These public policy debates can occasionally be the subject of backlash from advocacy groups that have a differing point of view and could result in adverse media and consumer reaction, including product boycotts. Similarly, our sponsorship relationships could subject us to negative publicity as a result of actual or alleged misconduct by individuals or entities associated with organizations we sponsor or support. Likewise, campaigns by activists connecting us, or our supply chain, with human and workplace rights, environmental or animal rights issues could adversely impact our corporate image and reputation. Allegations, even if untrue, that we are not respecting the human rights found in the United Nations Universal Declaration of Human Rights; actual or perceived failure by our suppliers or other business partners to comply with applicable labor and workplace rights laws, including child labor laws, or their actual or perceived abuse or misuse of migrant workers; adverse publicity surrounding obesity and health concerns related to our products, our environmental impact and the sustainability of our operations, labor relations, our culture and our workforce or the like could negatively affect our Company's overall reputation and brand image, which in turn could have a negative impact on our products' acceptance by consumers.

Litigation could expose us to significant liabilities and reduce demand for our products.

We have been and are a party, from time to time, to various litigation claims and legal proceedings, including, but not limited to, intellectual property, false advertising, product liability, breach of contract claims and others. Other lawsuits have been filed against us claiming that certain statements made in our advertisements and/or on the labels of our products were false and/or misleading or otherwise not in compliance with food standards under local law. Putative class action lawsuits have also been filed against us, alleging that certain claims in our marketing promotional amount to false advertising. We do not believe any statements made by us in our promotional materials or set forth on our product labels are false or misleading or noncompliant with local law, and we have been defending, and will continue to vigorously defend such lawsuits. At times, even if the Company believes that it is acting in compliance with the law, management may choose to settle claims in order to avoid lengthy trials or disruptions to its business.

Any of the foregoing matters or other litigation, the threat thereof, or unfavorable media attention arising from pending or threatened litigation could consume significant financial and managerial resources and result in diminished operational efficiency of the Company, significant monetary awards against us, an injunction barring the sale of any of our products and injury to our reputation. Our failure to successfully defend or settle any litigation or legal proceedings could result in liabilities that, to the extent not covered by our insurance, could have a material adverse effect on our financial condition, revenue and profitability, and could cause the market value of our common stock to decline.

If we do not maintain an effective internal control environment as well as adequate control procedures over our financial reporting, investor confidence may be adversely affected thereby affecting the value of our stock price. The Company has identified material weaknesses in its internal control over financial reporting that, if not remediated, could result in additional material misstatements in its consolidated financial statements.

We are required to maintain proper internal control over our financial reporting and adequate controls related to our disclosures. As defined in Rule 13a-15(f) under the Exchange Act, internal control over financial reporting is a process designed by, or under the supervision of, the principal executive and principal financial officers and effected by the board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. If we fail to maintain adequate controls, our business, the results of operations, financial condition and/or the value of our stock may be adversely impacted.

As described in Part II, Item 9A — Controls and Procedures, management identified material weaknesses in the Company's internal control over financial reporting in 2021 and 2022. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

The Company is in the process of remediating the material weaknesses. If the Company's remediation efforts are insufficient or if additional material weaknesses in internal control over financial reporting are discovered or occur in the future, the Company's consolidated financial statements may contain material misstatements and it could be required to revise or restate its financial results, which could materially and adversely affect the Company's business, results of operations and financial condition, restrict its ability to access the capital markets, require it to expend significant resources to correct the material weakness, subject it to fines, penalties or judgments, harm its reputation or otherwise cause a decline in investor confidence.

We face investigation from the SEC, the timeline for which and the results of which are currently unknown.

On January 8, 2021, we received a letter from the SEC Division of Enforcement seeking the production of documents in connection with a non-public fact-finding inquiry by the SEC to determine whether violations of the federal securities laws have occurred. On August 20, 2021, the SEC issued a subpoena for production of documents in connection with the matter. Neither the January 8, 2021 SEC letter nor the August 20, 2021 subpoena means that the SEC has concluded that the Company or anyone else has violated the federal securities laws. We have cooperated and will continue to cooperate with the SEC staff in its investigation. At this time, however, we cannot predict the length, scope, or results of the investigation or the impact, if any, of the investigation on our results of operations.

We may also be subject to further or other examinations, investigations, proceedings and orders by the SEC or other regulators. Any such further or other actions could be expensive and damaging to our business, results of operations and financial condition.

Risk Factors Related to Financial Risks

Fluctuations in our effective tax rate could adversely affect our financial condition and results of operations.

We are subject to income and other taxes in both the U.S. and certain foreign jurisdictions. Therefore, we are subject to audits for multiple tax years in various jurisdictions at once.

Our 2019 through 2021 U.S. federal income tax returns are subject to examination by the IRS. Our state income tax returns are subject to examination for the 2018 through 2021 tax years.

At any given time, events may occur which change our expectation about how any such tax audits will be resolved and thus, there could be significant variability in our quarterly and/or annual tax rates, because these events may change our plans for uncertain tax positions.

Changes in U.S. tax laws as a result of any legislation proposed by the new U.S. Presidential Administration or U.S. Congress, which may include efforts to change or repeal the 2017 Tax Cuts and Jobs Act and the federal corporate income tax rate reduction, could adversely affect our provision for income taxes, resulting in an adverse impact on our financial condition or results of operations. In addition, changes in the manner in which U.S. multinational corporations are taxed on foreign earnings, including changes in how existing tax laws are interpreted or enforced, could adversely affect our financial condition or results of operations. For example, the Organization for Economic Cooperation and Development ("OECD") has recommended changes to numerous long-standing international tax principles through its base erosion and profit shifting ("BEPS") project. These changes, to the extent adopted, may increase tax uncertainty, result in higher compliance costs and adversely affect our provision for income taxes, results of operations and/or cash flow. In connection with the OECD's BEPS project, companies are required to disclose more information to tax authorities on operations around the world, which may lead to greater audit scrutiny of profits earned in various countries. Economic and political pressures to increase tax revenues in jurisdictions in which we operate, or the adoption of new or reformed tax legislation or regulation, may make resolving tax disputes more difficult and the final resolution of tax audits and any related litigation could differ from our historical provisions and accruals, resulting in an adverse impact on our financial condition or results of operations.

We may be required in the future to record a significant charge to earnings if our goodwill or intangible assets become impaired.

Under United States Generally Accepted Accounting Principles ("U.S. GAAP"), we are required to review our intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Factors that may be considered a change in circumstances indicating that the carrying value of our intangible assets may not be recoverable include, declining or slower than anticipated growth rates for certain of our existing products, a decline in stock price and market capitalization, and slower growth rates in our industry.

We may be required in the future to record a significant charge to earnings during the period in which we determine that our intangible assets have been impaired. Any such charge would adversely impact our results of operations. As of December 31, 2022, our goodwill totaled approximately $13.7 million and intangible assets totaled approximately $12.3 million.

Fluctuations in foreign currency exchange rates may adversely affect our operating results.

We are exposed to foreign currency exchange rate risk with respect to our sales, expenses, profits, assets and liabilities denominated in currencies other than the U.S. dollar. As a result, our reported earnings may be affected by changes in foreign currency exchange rates. Moreover, any favorable impacts to profit margins or financial results from fluctuations in foreign currency exchange rates are likely to be unsustainable over time. For the years ended December 31, 2022, 2021 and 2020, aggregate foreign currency transaction (losses) gains, resulted in a loss of $2.5 million, and gains of $0.8 million and $0.6 million, respectively.

Potential changes in accounting standards or practices and/or taxation may adversely affect our financial results.

We cannot predict the impact that future changes in accounting standards or practices may have on our financial results. New accounting standards could be issued that change the way we record revenues, expenses, assets and liabilities. These changes in accounting standards could adversely affect our reported earnings. Increases in direct and indirect income tax rates could affect after-tax income. Equally, increases in indirect taxes (including environmental taxes pertaining to the disposal of beverage containers and/or indirect taxes on beverages generally or energy drinks in particular) could affect our products' affordability and reduce our sales.

If we fail to maintain effective disclosure controls and procedures and internal control over financial reporting on a consolidated basis, our stock price and investor confidence in the Company could be materially and adversely affected.

We are required to maintain both disclosure controls and procedures as well as internal control over financial reporting that are effective for the purposes described in "Part II, Item 9A – Controls and Procedures." If we fail to maintain such controls and procedures, our business, results of operations, financial condition and/or the value of our stock could be materially harmed.

Uncertainty in the financial markets and other adverse changes in general economic or political conditions in any of the major countries in which we do business could adversely affect our industry, business and results of operations.

Global economic uncertainties, including highly inflationary economies and foreign currency exchange rates, affect businesses such as ours in a number of ways, making it difficult to accurately forecast and plan our future business activities. There can be no assurance that economic improvements will occur, or that they would be sustainable, or that they would enhance conditions in markets relevant to us. In addition, we cannot predict the duration and severity of disruptions in any of our markets or the impact they may have on our customers or business, as our expansion outside of the United States has increased our exposure to any developments or crises in African, Asian, European and other international markets. Unfavorable economic conditions and financial uncertainties in our major international markets and unstable political conditions, including civil unrest and governmental changes, in certain of our other international markets could undermine global consumer confidence and reduce consumers' purchasing power, thereby reducing demand for our products. Included in the foregoing are long-term uncertainties surrounding the United Kingdom's withdrawal from the European Union on January 31, 2020 (commonly referred to as "Brexit") and any resulting increases in tariffs, importation restrictions, out of stocks, volatility in currency exchange rates, including the valuation of the euro and the British pound in particular, changes in the laws and regulations applied in the United Kingdom or impacts on economic and market conditions in the United Kingdom, the European Union and its member states and elsewhere.

Volatility of stock price may restrict sale opportunities.

Our stock price is affected by a number of factors, including stockholder expectations, financial results, the introduction of new products by us and our competitors, general economic and market conditions such as inflation, estimates and projections by the investment community and public comments by other parties as well as many other factors including litigation, many of which are beyond our control. We do not provide guidance on our future performance, including, but not limited to, our revenues, margins, product mix, operating expenses or net income. We may be unable to achieve analysts' net revenue and/or earnings forecasts, which are based on their own projected revenues, sales volumes and sales mix of many product types and/or new products, certain of which are more profitable than others, as well as their own estimates of gross margin and operating expenses. There can be no assurance that we will achieve any such projected levels or mix of product sales, revenues, gross margins, operating profits and/or net income. As a result, our stock price is subject to significant volatility, and stockholders may not be able to sell our stock at attractive prices. In addition, periods of volatility in the market price of our stock could result in the initiation of securities class action litigation against us. During the fiscal year ended December 31, 2022, the high of our stock price was $122.24 and the low was $38.31.

Our investments are subject to risks which may cause losses and affect the liquidity of these investments.

On December 31, 2022, we had $652.9 million in cash and cash equivalents. Certain of these investments are subject to general credit, liquidity, market and interest rate risks. These risks associated with our investment portfolio may have an adverse effect on our future results of operations, liquidity and financial condition.

Risk Factors Related to our Common Stock

We cannot guarantee the continued existence of an active established public trading market for our common stock.

Our common stock currently is listed for trading on the Nasdaq Capital Market. Trading in stock quoted on the Nasdaq Capital Market may often experience wide fluctuations in trading prices, due to many factors that may have little to do with our operations or business prospects. This volatility could depress the market price of our common stock for reasons unrelated to operating performance.

Market prices for our common stock may also be influenced by a number of other factors, including:

- the issuance of new equity securities pursuant to a public or private offering;

- changes in interest rates;

- competitive developments, including announcements by competitors of new products or services or significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

- variations in quarterly operating results;

- change in financial estimates by securities analysts;

- the depth and liquidity of the market for our common stock;

- investor perceptions of CELSIUS® and the functional energy drink and supplement industries generally; and

- general economic and other national conditions.

Our board of directors has the authority, without stockholder approval, to issue preferred stock with terms that may not be beneficial to common stockholders and with the ability to affect adversely stockholder voting power and perpetuate their control over us. We have outstanding shares of preferred stock with rights and preferences superior to those of our common stock.

Our Articles of Incorporation allows our board of directors to issue shares of preferred stock without any vote or further action by our stockholders. Our board of directors has the authority to fix and determine the relative rights and preferences of preferred stock. As a result, our board of directors could authorize the issuance of a series of preferred stock that would grant to holders the preferred right to our assets upon liquidation, the right to receive dividend payments before dividends are distributed to the holders of common stock and the right to the redemption of the shares, together with a premium, prior to the redemption of our common stock.

On August 1, 2022, the Company filed the Series A Certificate with the Secretary of the State of Nevada (the "Series A Certificate"). The Series A Certificate authorizes 1,466,666 shares of Series A Preferred Stock (the "Series A Preferred Stock"), all of which were issued and sold to Pepsi, and are initially convertible at the rate of five shares of the Company's common stock, par value $0.001 per share, for each share of Series A Preferred Stock. The Series A Preferred Stock ranks, with respect to distribution rights and rights on liquidation, winding-up and dissolution, (i) senior and in priority of payment to the Company's common stock, (ii) on parity with any class or series of capital stock of the Company expressly designated as ranking on parity with the Series A Preferred Stock, and (iii) junior to any class or series of capital stock of the Company expressly designated as ranking senior to the Series A Preferred Stock. Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company (but excluding any change of control), each holder of Series A Preferred Stock will be entitled to receive an amount per share of Series A Preferred Stock equal to the Liquidation Preference, as defined in the Series A Certificate. Holders of shares of Series A Preferred Stock will be entitled to cumulative dividends, which will be payable quarterly in arrears either in cash, in-kind, or a combination thereof. Dividends will accrue on each share of Series A Preferred Stock at the rate of 5.00% per annum, subject to adjustment as set forth in the Series A Certificate. In addition to such quarterly regular dividends, such shares of Series A Preferred Stock are entitled to participate in dividends paid to holders of common stock.

Our principal stockholders can exert significant influence on the Company's corporate affairs.

Our principal stockholder owns approximately 24% of our issued and outstanding common stock. Accordingly, they will be able to effectively influence the election of directors, as well as all other matters requiring stockholder approval. The interests of our principal stockholders may differ from the interests of other stockholders with respect to the issuance of shares, business transactions with or sales to other companies, selection of other directors and other business decisions.

We do not expect to pay cash dividends on our common stock in the foreseeable future.

We have never paid cash dividends on our common stock. We do not expect to pay cash dividends on our common stock at any time in the foreseeable future. The future payment of dividends directly depends upon our future earnings, capital requirements, financial requirements and other factors that our board of directors will consider. Since we do not anticipate paying cash dividends on our common stock, return on your investment, if any, will depend solely on an increase, if any, in the market value of our common stock.

General Risk Factors

We are subject to the periodic reporting requirements of the Exchange Act that require us to incur audit fees and legal fees in connection with the preparation of such reports. These additional costs could reduce or eliminate our ability to earn a profit.

We are subject to the periodic reporting requirements of the Exchange Act and as a result, we are now required to file periodic reports with the Securities and Exchange Commission (the "SEC") pursuant to the Exchange Act and the rules and regulations promulgated thereunder. In order to comply with these requirements, our independent registered public accounting firm has to review our financial statements on a quarterly basis and audit our financial statements on an annual basis. Moreover, our legal counsel has to review and assist in the preparation of such reports. The costs charged by these professionals for such services cannot be accurately predicted at this time because factors such as the number and type of transactions that we engage in and the complexity of our reports cannot be determined at this time and will have a major effect on the amount of time to be spent by our auditors and attorneys. However, the incurrence of such costs will obviously be an expense to our operations and thus have a negative effect on our ability to meet our overhead requirements and earn a profit. If we cannot provide reliable financial reports or prevent fraud, our business and operating results could be harmed, investors could lose confidence in our reported financial information, and the trading price of our common stock, if a market ever develops, could drop significantly.

Our periodic filings as required under the Exchange Act may be subject to review and comment by the SEC, which may result in changes to our public disclosure.

Our periodic filings with the SEC in compliance with the reporting requirements of the Exchange Act, may be subject to review and comment by the SEC. Should the SEC conduct such review and comment, we may be required to revise such periodic filings, including but not limited to the financial statements contained therein.

Item 1B. Unresolved Staff Comments.

Not applicable.

Item 2. Properties.

We do not own any real property. We lease our principal executive offices located at 2424 North Federal Highway, Boca Raton, Florida 33431. Our premises are leased for a monthly cost of $37.6 thousand. These leases have different periods and extend until the end of 2024. We have no warehouses or other facilities in the United States as we store our product at third party contract warehouse facilities.

We also have leased office space in Europe which have an aggregate monthly cost of approximately $11.6 thousand. These leases have different periods and extend until August 2023.

Item 3. Legal Proceedings.

We are occasionally subject to litigation or other legal proceedings relating to our business. Refer to Note 19 of the Notes to our Consolidated Financial Statements related to commitments and contingencies, which is incorporated herein by reference. In addition, from time to time, we may become party to litigation or other legal proceedings that we consider to be a part of the ordinary course of our business.

Item 4. Mine Safety Disclosures

Not applicable.

Item 5. Market Price of and Dividends on the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Principal Market

Our common stock is listed on the Nasdaq Capital Market under the symbol "**CELH**." As of February 14, 2023, there were 40 holders of record of our common stock and in excess of 5,000 beneficial owners of our common stock. The holders of record do not include stockholders whose shares are held of record by banks, brokers and other financial institutions.

Dividends

Pepsi

On August 1, 2022, the Company issued 1,466,666 shares of the Series A Preferred Stock to Pepsi, which entitles Pepsi to cumulative dividends, which are payable quarterly in arrears either in cash, in-kind, or a combination thereof, at the Company's election ("Regular Series A Dividends"). Regular Series A Dividends accrue on each share Series A Preferred Stock at the rate of 5.00% per annum, subject to adjustment as set forth in the Series A Certificate. In addition to such quarterly Regular Series A Dividends, shares of Series A also entitle the holder participate in any dividends paid on the Company's common stock on an as-converted basis. During the year ended December 31, 2022, the Company declared and paid $11.5 million in Regular Series A Dividends, which amounted to $7.86 per share of Series A Preferred Stock. There were no cumulative undeclared dividends on the Series A Preferred Stock at December 31, 2022. In addition, there were no dividends issued to common stockholders as of the years ended December 31, 2022 and 2021.

With the exception of the Regular Series A Dividends paid to Pepsi, we have never paid cash dividends. We do not expect to pay cash dividends on our common stock at any time in the foreseeable future. The future payment of dividends directly depends upon our future earnings, capital requirements, financial requirements and other factors that our board of directors will consider.

Recent Sales of Unregistered Securities

None, except as previously disclosed in filings with the SEC.

Performance Graph

The following graph shows a five-year comparison of cumulative total returns.*



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*   The graph assumes that $100 was invested on December 31, 2017, including reinvestment of dividends. The Company's self-selected peer group is comprised of: Monster Beverage Corporation, National Beverage Corp, Primo Water Corp, Keurig Dr Pepper, PepsiCo, and The Coca-Cola Company. Cumulative total returns for the companies included in the peer group have been weighted on the basis of the total market capitalization for each company.

Issuer Purchases of Equity Securities

None.

Item 6. Reserved.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

*You should read the following discussion in conjunction with the audited financial statements and the corresponding notes included elsewhere in this information statement. This **Item 7** contains forward-looking statements. The matters discussed in these forward-looking statements are subject to risk, uncertainties, and other factors that could cause actual results to differ materially from those made, projected or implied in the forward-looking statements. Please refer to "**Item 1A. Risk Factors**" for a discussion of the uncertainties, risks and assumptions associated with these statements.*

This Management's Discussion and Analysis of Financial Condition and Results of Operations of the Annual Report on Form 10-K generally discusses 2022 and 2021 items and year-to-year comparisons between 2022 and 2021. A detailed discussion of 2021 items and year-to-year comparisons between 2021 and 2020 that are not included in this Annual Report on Form 10-K can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2021.

Executive Summary/Items Affecting Reported Results

The COVID-19 pandemic has presented and continues to present a substantial public health and economic challenge around the world and is affecting our communities and business operations, as well as the global economy and financial markets. The human and economic consequences of the COVID-19 pandemic as well as the measures taken or that may be taken in the future by governments, businesses (including the Company and our suppliers, distributors, co-packers and other service providers) and the public at large to limit new variants could directly and indirectly impact our business and results of operations. See "Part I. Item 1A - Risk Factors." In spite of the global pandemic, we have worked together with our employees, distributors, co-packers and suppliers around the world to deliver another record year in net sales.

Pepsi Transaction and Distribution Agreement

On August 1, 2022, the Company issued 1,466,666 shares of non-voting Series A Preferred stock to Pepsi. On an as-converted basis the Series A held by Pepsi accounts for approximately 8.5% of the Company's outstanding Common Stock, both on the date of issuance and as of December 31, 2022. Also, as discussed Note 14, the Purchase Agreement granted Pepsi the right to designate a nominee for election to the Company's nine-member board of directors, so long as Pepsi meets certain ownership requirements with respect to the Company's stock. During the year ended December 31, 2022, a Pepsi executive was nominated by Pepsi and elected to the Company's board of directors.

Also, on August 1, 2022, the Company entered into a Distribution Agreement with Pepsi relating to the sale and distribution of certain of the Company's beverage products in existing channels and distribution methods in the United States, excluding certain existing customer accounts, sales channels, Puerto Rico and the U.S. Virgin Islands. Under the Distribution Agreement, the Company granted Pepsi the right to sell and distribute its existing beverage products in existing channels and distribution methods and future beverage products that are added from time to time as licensed products under the Distribution Agreement in defined territories.

Distribution and Supply Chain

In 2022 and 2021, the Company, as well as the international beverage sector, experienced a number of supply chain challenges which adversely impacted our operations in the form of longer transportation lead times as well as increased ingredient and other input costs, including aluminum, shipping and freight, labor, co-packing fees, and secondary packaging materials, which resulted in increased costs of revenues and increased operating costs. The Company has successfully managed through these challenges, none of which, have impacted the Company's ability to expand its footprint across the U.S.

Results of Operations

Year ended December 31, 2022 compared to year ended December 31, 2021

Revenue

For the year ended December 31, 2022, revenue was approximately $653.6 million, an increase of $339.3 million or 108% from $314.3 million for the year ended December 31, 2021. This growth was as a result of an increase in North America in 2022, of $344.4 million or 126% from 2021. Asia revenues (which primarily consist of royalty revenues from our China licensee) for the year ended December 31, 2022 had an increase of $1.1 million when compared to the year ended December 31, 2021. Other international markets had an increase of $0.8 million or 129% for 2022, when compared to 2021. This was offset by a decrease in Europe revenues in 2022, of $7.0 million or 18% from 2021.

The total increase in revenue from 2021 to 2022 was largely attributable to increases in sales volume, as opposed to increases in product pricing. The primary factors behind the increase in North America's sales volume were related to continued strong triple-digit growth in traditional distribution channels, combined with an increase in and optimization of our products' presence in world class retailers. Additionally, the continued expansion of our DSD network and our transition to the Pepsi distribution network in the fourth quarter, resulted in significant growth of our distributor revenues when compared to the prior year period.

The following table sets forth the amount of revenues by category and changes therein for the years ended December 31, 2022 and December 31, 2021:

Revenue Source	Years Ended December 31,	
	2022	2021
Total revenue	$ 653,604	$ 314,272
North America revenue	617,457	273,005
Europe revenue	31,054	38,097
Asia revenue	3,647	2,538
Other revenue	1,446	632

Gross profit

For the year ended December 31, 2022, gross profit increased by $142.7 million or 111% to $270.9 million, from $128.2 million for the year ended December 31, 2021. Gross profit margins increased to 41.4% for the year ended December 31, 2022 from 40.8% for the year ended December 31, 2021. The increase in gross profit dollars is related to increases in sales volumes, while the increase in gross profit margins from 2021 to 2022 is mainly related to our ability to leverage the increased volumes associated with our significant growth as well as increased pricing and improved processes and freight lanes, offset in part by increases in raw material costs (including high priced aluminum cans that were significantly depleted throughout 2022). The increase in gross profit dollars, includes $339.3 million related to purchase and volume increases, which was offset in part by increases in costs of $196.6 million.

Sales and marketing expenses

Sales and marketing expenses for the year ended December 31, 2022 were $352.8 million, an increase of $278.0 million or 372% from $74.7 million for the year ended December 31, 2021. We increased incremental marketing investment activities of $48.4 million from the 2021 period in comparison to 2022. Additionally, employee costs increased by $8.3 million from the 2021 year ago period as we continued to invest in this area in order to have the proper infrastructure to support our growth. Similarly, we experienced increases in other sales expense in the amount of $196.3 million mainly related to termination fees and trade-marketing activities to support our continued expansion of our DSD network. Lastly, storage and distribution as well as broker costs accounted for the remainder of the increase in this area in the amount of $25.0 million when compared to the prior year period, mainly related to the increase in business volume.

General and administrative expenses

General and administrative expenses for the year ended December 31, 2022 were $75.9 million, an increase of $18.4 million or 32% from $57.5 million for the year ended December 31, 2021. Employee costs for the year ended December 31, 2022 reflect an increase of $5.2 million or 67%, as investments in this area were also required to properly support our higher business volume and commercial and operational areas of the business. Administrative expenses amounted to $37.0 million or an increase of $26.0 million or approximately 237%, when compared to the prior year period. This variance is mainly related to an increase in audit costs, legal expenses, insurance costs and office rent. Depreciation, amortization and impairment had an increase of $3.0 million when compared to the prior year due to investments in operational equipment (e.g., coolers) and the impairment of the Func Food brand name. The increased expenses were offset by a lower stock option expense in 2022, which was $20.7 million, a decrease of $15.8 million from the prior year period. This change in stock option expense was mainly attributable to the revaluation of certain share-based payment awards that were modified during 2021. Management deems it very important to motivate employees by providing them ownership in the business in order to promote over performance which translates into the continued success of our business based on key performance attributes.

Other Income/(expense)

Total net other income for the year ended December 31, 2022, was $5.1 million which reflects an increase of $5.1 million when compared to net total other income of $31.0 thousand for the year ended December 31, 2021. The variance of $5.1 million is mainly related to interest income related to our money market accounts.

Income tax (expense)/benefit

An income tax expense of $34.6 million was obtained during the 2022 year, primarily due to the tax impact of the $282.5 million Series A Preferred Stock fair value adjustment which will be expensed over twenty years for book purposes. As this expense is non-deductible for tax purposes, the Company recorded a $72.1 million deferred tax liability in 2022 deferred tax expense. The effective income tax rate for the twelve months ending December 31, 2022 was also impacted by disallowed stock-based compensation expense, state and local income taxes and the release of certain state income tax reserves. An income tax benefit of approximately $8.0 million was obtained during the 2021 year, mainly related to the release of our U.S. valuation allowance and windfall benefits on stock-based compensation awards.

Net (loss)/income attributed to common stockholders

Net loss attributed to common stockholders for the year ended December 31, 2022, was $198.8 million or a loss of $2.63 per share based on a weighted average of 75,649 shares outstanding. In comparison, for the year ended December 31, 2021 the Company had net income attributed to common stockholders of $3.9 million with a weighted average of 73,781 shares outstanding and a dilutive weighted average of 77,689 shares outstanding, with a $0.05 per share for each.

Liquidity and Capital Resources

General

As of December 31, 2022, and December 31, 2021, we had unrestricted cash of $614.2 million and $16.3 million, respectively, and working capital of $756.7 million and $169.2 million, respectively.

We believe that cash available from operations, including our cash resources, will be sufficient for our working capital needs, including purchase commitments for raw materials and inventory, increases in accounts receivable and other assets, purchases of capital assets, and equipment, for the next twelve (12) months, with respect to our current operating plan. Please refer to "Risk Factors" in Part 1, item 1A, for these and other factors that may have a material effect on our operations. Our primary sources of cash included cash from operations, and proceeds from the issuance of Series A convertible preferred shares. These sources of cash are available to fund cash outflows that have both a short and long-term component.

Purchases of inventories, increases in accounts receivable and other assets, equipment (including coolers), advances for our distributors, co-packers, payments of accounts payable, and income taxes payable are expected to remain our principal recurring use of cash.

In addition to cash flow from operations, our primary sources of working capital have been the proceeds from private placements including a private placement of 1,466,666 shares of Series A Preferred as part of our strategic transaction with Pepsi at a price of $375 per share, completed in August of 2022.

Cash flows provided by (used in) operating activities

Cash flows provided by operating activities totaled $108.2 million in 2022, which compares to $96.6 million net cash used by operating activities for the year ended December 31, 2021. The $204.8 million increase in cash generation was driven by continued growth in the operations of the Company as well as timing of cash receipts and payments associated with the Pepsi transition. The use of cash in 2021was primarily driven by higher inventory levels in order to properly service the demand for our products and to mitigate inefficiencies of the global supply chain.

Cash flows (used in) provided by investing activities

Cash flows used in investing activities totaled $5.7 million in 2022, which compares to cash used in investing activities of $1.3 million for the year ended December 31, 2021. The change in the cash used in investing activities when compared to the 2021 period was primarily due to the investment of approximately $8.3 million mainly pertaining to equipment which was partially offset by note receivable payments from our China licensee of approximately $2.6 million.

Cash flows provided by financing activities

Cash flows provided by financing activities totaled $534.1 million for 2022, representing a $462.7 million increase from $71.4 million in 2021. The increase of cash provided by financing activities is mainly related to the net proceeds of $542 million from the issuance of Series A convertible preferred shares related to Pepsi, net of issuance costs. Net proceeds were received from a public offering in June 2021 for approximately $67.8 million.

Off Balance Sheet Arrangements

As of December 31, 2022 and 2021, we had no off-balance sheet arrangements.

Critical Accounting Estimates

Our consolidated financial statements are prepared in accordance with U.S. GAAP. In connection with the preparation of our consolidated financial statements, we are required to make judgments and estimates that significantly affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures. Our estimates are based on historical experience, current trends and various other assumptions we believe to be relevant under the circumstances. We review the underlying factors used in our estimates regularly, including reviewing the significant accounting policies impacting the estimates, to ensure compliance with U.S. GAAP. However, due to the uncertainty inherent in our estimates, actual results may be materially different. We have identified the accounting estimates below as critical to understanding and evaluating the financial results reported in our consolidated financial statements.

For a complete description of our significant accounting policies and recent accounting pronouncements, see Item 8 Financial Statements and Supplementary Data, Note 2. *Basis of Presentation and Summary of Significant Accounting Policies*.

Promotional (Billbacks) Allowance

The Company's billbacks are calculated based on various programs with distributors and retail customers, and accruals are established at the time of initial product sale for the Company's anticipated liabilities. These accruals are based on agreed upon terms as well as the Company's historical experience with similar programs and require management's judgment with respect to estimating consumer participation and/or distributor and retail customer performance levels. Differences between such estimated expenses and actual expenses for promotional and other allowance costs have historically been insignificant and are recognized in earnings in the period such differences are determined. Promotional and other allowances primarily include consideration given to distributors or retail customers, including, but not limited to, the following: (i) discounts granted off list prices to support price promotions to end consumers by retailers; (ii) reimbursements given to distributors for agreed portions of their promotional spend with retailers, including slotting, shelf space allowances, and other fees for both new and existing products; (iii) agreed share of fees given to distributors and/or directly to retailers for advertising, in-store marketing, and promotional activities; (iv) agreed share of slotting, shelf space allowances, and other fees given directly to retailers, club stores and/or wholesalers; (v) incentives given to distributors and/or retailers for achieving or exceeding certain predetermined volumes goals; (vi) discounted products; (vii) contractual fees given to distributors related to sales made by the Company directly to certain customers that fall within the distributors' sales territories; and (viii) contractual fees given to distributors for items sold below defined pricing targets. The promotional programs are of varying durations, typically ranging from one week to one year based on the agreed-upon terms. The nature of such programs is determined on a per retail customer or distributor basis, and in certain instances, the same program is set for multiple customers or distributors. The billback fees are recorded as a reduction to net sales in the period the underlying sale occurs.

Total promotional expenditures included as a reduction to revenue were $158.5 million for the year ended December 31, 2022, and accrued promotional allowances were $36.0 million as of December 31, 2022.

Revenue Recognition

The Company recognizes revenue in accordance with ASC Topic 606 *Revenue from Contracts with Customers*. The Company recognizes revenue when performance obligations under the terms of a contract with the customer are satisfied. Product sales occur once control or title is transferred based on the commercial terms. Revenue is measured as the amount of consideration the Company expects to receive in exchange for transferring goods. Product sales are recorded net of variable consideration, such as provisions for returns, discounts and allowances. Such provisions are calculated using historical averages and adjusted for any expected changes due to current business conditions. Consideration given to customers for cooperative advertising is recognized as a reduction of revenue except to the extent that there is a distinct good or service, in which case the expense is classified as selling or marketing expense. The amount of consideration the Company receives and revenue the Company recognizes varies with changes in customer incentives the Company offers to its customers and their customers. Additionally, for any agreements which are one year or less, the practical expedient under ASC 340-40-25-4 is applied to expense contract acquisition costs when incurred if the amortization period of the contract asset would have otherwise been recognized in one year or less. Sales taxes and other similar taxes are excluded from revenue. Management believes that adequate provision has been made for cash discounts, returns and spoilage based on the Company's historical experience.

Goodwill and Intangible Assets Valuation

We evaluate the carrying value of our goodwill and indefinite-lived intangible assets for impairment at least annually or when an interim triggering event occurs that would indicate impairment may have taken place. We evaluate our other definite-lived intangible assets for impairment when evidence exists that certain events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. Judgments and assumptions are required in such impairment evaluations. During the third quarter of 2022, we entered into a long term distribution agreement with Pepsi. The addition of the Pepsi distribution network has shifted the Company's focus to the US market and as a consequence it was determined that impairment indicators for the Func Foods brands indefinite intangible asset were present. The Company no longer anticipates focusing on the expansion of Func Food branded products and the Company plans to focus on Celsius branded products. As a result of the strategic shift, which the Company considered a triggering event, the Company quantitatively tested the Func Foods brand name for impairment utilizing the relief from royalty method to determine fair value. As a result of the quantitative assessment, the Company recorded an impairment charge of $2.5 million which is presented within General and Administrative expenses on the Consolidated Statements of Operations and Comprehensive (Loss) Income.

Our annual impairment evaluation of goodwill involves qualitative aspects, including comparing our single reporting unit's fair value to its respective carrying value. Some of the qualitative aspects evaluated included macro-economic conditions, industry and market considerations, cost factors regarding our raw materials and operations and overall financial performance of our business.

We use the income approach to determine the fair value of our definite-lived customer relationships intangible asset. In accordance with FASB ASC 350, intangible assets with indefinite lives are not amortized but instead are measured for impairment at least annually, or when events indicate that an impairment exists. The Company calculates impairment as the excess of the carrying value of its indefinite-lived assets over their estimated fair value. If the carrying value exceeds the estimate of fair value a write-down is recorded. The Company amortizes its trademarks with finite useful lives over their respective useful lives.

Changes in economic and operating conditions impacting these assumptions could result in goodwill and intangible assets impaired in future periods. Additionally, disruptions to our business such as prolonged recessionary periods or unexpected significant declines in operating results could result in impairment of goodwill and other intangible assets in future periods.

Changes in the factors used in our fair value estimates, including the impacts of the cost inflation or other margin erosion, and discount rates used, could have a significant impact on the fair values of the reporting unit and indefinite-lived intangible assets.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk.

In the normal course of business our financial position is routinely subject to a variety of risks. The principal market risks (i.e., the risk of loss arising from adverse changes in market rates and prices) to which we are exposed are fluctuations in commodity and other input prices affecting the costs of our raw materials (including, but not limited to increases in the price of aluminum cans, sucralose, caffeine, vitamins, fluctuations in energy and fuel prices). We generally do not use hedging agreements or alternative instruments to manage the risks associated with securing sufficient ingredients or raw materials. We are also subject to market risks with respect to the cost of commodities and other inputs because our ability to recover increased costs through higher pricing is limited by the competitive environment in which we operate.

We do not use derivative financial instruments to protect ourselves from fluctuations in interest rates and generally do not hedge against fluctuations in commodity prices.

Our net sales to customers outside of the United States were approximately 6% and 13% of consolidated net sales for the years ended December 31, 2022 and 2021, respectively. Our growth strategy includes expanding our international business. As a result, we are subject to risks from changes in foreign currency exchange rates.

As of December 31, 2022, we had $0.5 million in cash which is not subject to general credit, liquidity, market and interest rate risks.

Item 8. Financial Statements and Supplementary Data

The information required by this **Item 8** is set forth following the signature page to this Report.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A. Controls and Procedures.

Disclosure controls and procedures

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) are designed to ensure that information required to be disclosed by us in the reports filed or submitted by us under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms adopted by the SEC, including to ensure that information required to be disclosed by us in the reports filed or submitted by us under the Exchange Act is accumulated and communicated to the Company's management, including our President and Chief Executive Officer (our principal executive officer) and our Chief Financial Officer (our principal financial and accounting officer), or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Our President and Chief Executive Officer as well as our Chief Financial Officer, have evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of the end of the period covered by this Report. Based on that evaluation, our President and Chief Executive Officer and our Chief Financial Officer have concluded that our disclosure controls and procedures were not effective as of the end of the period covered by this annual report because of the material weaknesses in internal control over financial reporting described below.

Notwithstanding the conclusion by our President and Chief Executive Officer and our Chief Financial Officer that our disclosure controls and procedures as of December 31, 2022 were not effective, and notwithstanding the material weaknesses in our internal control over financial reporting described below, management believes that the consolidated financial statements and related financial information included in this Annual Report on Form 10-K fairly present in all material respects our financial condition, results of operations and cash flows as of the dates presented, and for the periods ended on such dates, in conformity with U.S. GAAP.

Management's report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Internal control over financial reporting is a process designed by, or under the supervision of, the Company's principal executive and financial officers and effected by the Company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our President and Chief Executive Officer and our Chief Financial Officer conducted an evaluation of the effectiveness of internal control over financial reporting as of December 31, 2022 based on the criteria set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013) (the "COSO Framework").

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

As of December 31, 2022, management has identified the following material weaknesses in internal controls:

a) Management did not design effective information technology general controls (ITGCs) relating to appropriate segregation of duties over program change management for certain applications impacting the Company's business processes that are relevant to the Company's internal control over financial reporting; and

b) Management did not design and implement components of the COSO Framework to address all relevant risks of material misstatement, including elements of the control environment, information and communication, control activities and monitoring activities components, relating to the identification, design, implementation, and monitoring of sufficient business process controls related to the Company's financial statement accounts to ascertain whether the components of internal control are present and functioning effectively.

As a result of the material weaknesses described above, the Company's management has concluded that, as of December 31, 2022, our internal control over financial reporting was ineffective.

Remediation Plan

As of the date of this Annual Report on Form 10-K, management is re-assessing the design of controls and modifying processes designed to improve our internal control over financial reporting and remediate the control deficiencies that led to the material weaknesses, including but not limited to (a) improving consistency in change management supported by standard operating procedures to govern the authorization, testing and approval of changes to information technology systems supporting all of the Company's internal control processes, (b) enhancing design and implementation of our control environment, including the expansion of formal accounting and IT policies and procedures and financial reporting controls, (c) continuing to identify and design and implement effective review and approval controls, and (d) implementing appropriate timely review and oversight responsibilities within the accounting and financial reporting functions.

Changes in Internal Controls Over Financial Reporting

Except for the determination by management of the material weaknesses in internal controls over financial reporting described above, there have been no other changes in our internal controls over financial reporting that occurred during the year ended December 31, 2022, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information.

None.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

For information with respect to the executive officers of the Company, see "Information About Our Executive Officers" included in Part I of this Report, which is incorporated herein by reference. The information required by this item regarding our directors is included under the caption **"Proposal One – Election of Directors"** in our Proxy Statement for our 2023 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the fiscal year ended December 31, 2022 (the **"2023 Proxy Statement"**) and is incorporated herein by reference.

Information concerning compliance with Section 16(a) of the Exchange Act is included under the caption **"Delinquent Section 16(a) Reports"** in our 2023 Proxy Statement and is incorporated herein by reference. Information concerning the Audit Committee and the Audit Committee Financial Expert is reported under the caption **"Audit Committee; Report of the Audit Committee; Duties and Responsibilities"** in our 2023 Proxy Statement and is incorporated herein by reference.

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics that applies to all our directors, officers (including our principal executive officer and principal financial officer) and employees. We will disclose information pertaining to any amendment to, or waiver from, the provisions of the Code of Business Conduct and Ethics that apply to the Company's principal executive officer, principal financial officer, principal accounting officer or persons performing similar functions and that relate to any element of the Code of Business Conduct and Ethics enumerated in the SEC rules and regulations by posting this information on the Company's website, https://www.celsiusholdingsinc.com/. The information on the Company's website or linked to or from the Company's website is not incorporated by reference into, and does not constitute a part of, this report or any other documents the Company files with, or furnishes to, the SEC.

Item 11. Executive Compensation

Information concerning the compensation of our directors and executive officers and Compensation Committee Interlocks and Insider Participation is reported under the captions "**Compensation Discussion and Analysis**", "**Executive Compensation**", "**Director Compensation**", "**Compensation Committee Interlocks and Insider Participation**" and "**Compensation Committee Report**," respectively, in our 2023 Proxy Statement and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information related to equity compensation plan information will be presented in our 2023 Proxy Statement and is incorporated herein by reference.

Information concerning the beneficial ownership of the Company's common stock by (a) those persons known to the Company to be the beneficial owners of more than 5% of the Company's common stock; (b) each of the Company's directors and nominees for director; and (c) the Company's executive officers and all of the Company's current directors and executive officers as a group is reported under the caption "Security Ownership of Certain Beneficial Owners and Management" in our 2023 Proxy Statement and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions and Director Independence.

Information concerning certain relationships and related transactions will be reported under the caption "**Certain Relationships and Related Transactions and Director Independence**" in our 2023 Proxy Statement and is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services.

Information concerning our accountant fees and our audit committee's pre-approval of audit and permissible non-audit services of our independent registered public accounting firm is reported under the captions "**Fees of Independent Registered Public Accounting Firm**" and "**Pre-Approval of Audit and Non-Audit Services**," respectively, in our 2023 Proxy Statement and is incorporated herein by reference.

Item 15. Financial Statements and Exhibits

    (a) The following documents are filed as part of this Report:

        (1) ***Financial Statements.*** The following consolidated financial statements and the report of our independent registered public accounting firm are filed as "**Item 8. Financial Statements and Supplementary Data**" of this Report:

        Reports of Independent Registered Public Accounting Firms

        Consolidated Balance Sheets as of December 31, 2022 and 2021

        Consolidated Statements of Operations and Comprehensive (Loss) Income for the years ended December 31, 2022, 2021 and 2020

        Consolidated Statements of Changes in Stockholders' Equity and Mezzanine Equity for the years ended December 31, 2022, 2021 and 2020

        Consolidated Statements of Cash Flows for the years ended December 31, 2022, 2021 and 2020

        Notes to Consolidated Financial Statements

        (2) ***Financial Statement Schedules.***

        Financial Statement Schedules are omitted because the information required is not applicable or the required information is shown in the financial statements or notes thereto.

        (3) ***Exhibits.***

Item 16. Form 10-K Summary

None

3.1	Articles of Incorporation of Celsius Holdings, Inc., as amended . (Previously filed as Exhibit 3.1 to the Company's Form 10-Q dated August 9, 2022 and incorporated herein by reference)
3.2	Celsius Holdings, Inc. Certificate of Designation of Series A Convertible Preferred Stock. (Previously filed as Exhibit 3.1 to the Company's Form 8-K dated August 3, 2022 and incorporated herein by reference)
3.3	Amended and Restated Bylaws, as amended. (Previously filed as Exhibit 3.2 to the Company's Form 10-Q dated August 9, 2022 and incorporated herein by reference)
10.1+	Amended 2006 Incentive Stock Plan. (Previously filed as an Exhibit to the Company's Registration Statement on Form 10 and incorporated herein by reference, Management compensation plan or arrangement)
10.2+	2015 Incentive Stock Plan. (Previously filed as an Exhibit to the Company's Registration Statement on Form 10 and incorporated herein by reference)
10.3+	Employment Agreement between the Company and John Fieldly dated August 1, 2020. (Previously filed as an Exhibit to the Company's Current Report on Form 8-K dated August 4, 2020 and incorporated herein by reference)
10.4+	Employment Agreement between the Company and Jarrod Langhans, effective April 18, 2022. (Previously filed as an Exhibit to the Company's Current Report on Form 8-K dated April 18, 2022 and incorporated herein by reference)

10.5	Securities Purchase Agreement, dated August 1, 2022, between PepsiCo, Inc. and Celsius Holdings, Inc. (Previously filed as Exhibit 10.1 to the Company's Form 10-Q dated August 9, 2022 and incorporated herein by reference)
10.6	Form of Lock-Up Agreement. (Previously filed as Exhibit 10.2 to the Company's Form 10-Q dated August 9, 2022 and incorporated herein by reference)
10.7	Registration Rights Agreement, dated August 1, 2022, between PepsiCo, Inc. and Celsius Holdings, Inc. (Previously filed as Exhibit 10.3 to the Company's Form 10-Q dated August 9, 2022 and incorporated herein by reference)
10.8	Distribution Agreement, dated August 1, 2022, between PepsiCo, Inc. and Celsius Holdings, Inc. (Previously filed as Exhibit 10.4 to the Company's Form 10-Q dated August 9, 2022 and incorporated herein by reference)
10.9	Channel Transition Agreement, dated August 1, 2022, between PepsiCo, Inc. and Celsius Holdings, Inc. (Previously filed as Exhibit 10.5 to the Company's Form 10-Q dated August 9, 2022 and incorporated herein by reference)
21.1*	Subsidiaries of Registrant.
23.1*	Consent of Ernst & Young LLP
23.2*	Consent of Assurance Dimensions, Inc
31.1*	Section 302 Certification by Chief Executive Officer
31.2*	Section 302 Certification by Chief Financial Officer
32.1*	Section 906 Certification by Chief Executive Officer
32.2*	Section 906 Certification by Chief Financial Officer
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	The cover page of this Amendment No. 1 to the Annual Report on Form 10-K for the year ended December 31, 2022, formatted in Inline XBRL (included within the Exhibit 101 attachment)

* Filed herewith.

\+ A management contract or compensatory plan or arrangements required to be filed as exhibits pursuant to Item 15(b) of Form 10-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 18, 2023   **CELSIUS HOLDINGS, INC.**

By: /s/ John Fieldly
John Fieldly, Chief Executive Officer
(Principal executive officer)

By: /s/ Jarrod Langhans
Jarrod Langhans, Chief Financial Officer
(Principal financial and accounting officer)

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signatures	Title(s)	Date
/s/ John Fieldly John Fieldly	President, Chief Executive Officer and Director (Principal executive officer)	April 18, 2023
/s/ Jarrod Langhans Jarrod Langhans	Chief Financial Officer (Principal financial and accounting officer)	April 18, 2023
/s/ Cheryl S. Miller Cheryl S. Miller	Director	April 18, 2023
/s/ Hal Kravitz Hal Kravitz	Director	April 18, 2023
/s/ Joyce Russell Joyce Russell	Director	April 18, 2023
/s/ Damon DeSantis Damon DeSantis	Director	April 18, 2023
/s/ Nicholas Castaldo Nicholas Castaldo	Director	April 18, 2023
/s/ Caroline Levy Caroline Levy	Director	April 18, 2023
/s/ Alexandre Ruberti Alexandre Ruberti	Director	April 18, 2023
/s/ James Lee James Lee	Director	April 18, 2023

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Celsius Holdings, Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Celsius Holdings, Inc.'s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, because of the effect of the material weaknesses described below on the achievement of the objectives of the control criteria, Celsius Holdings, Inc. (the Company) has not maintained effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management's assessment. Management has identified material weaknesses relating to:

    a) the ineffective design of information technology general controls (ITGCs) relating to appropriate segregation of duties over program change management for certain applications impacting the Company's business processes that are relevant to the Company's internal control over financial reporting; and

    b) the Company did not design and implement components of the COSO framework to address all relevant risks of material misstatement, including elements of the control environment, information and communication, control activities and monitoring activities components, relating to the identification, design, implementation, and monitoring of sufficient business process controls related to the Company's financial statement accounts to ascertain whether the components of internal control are present and functioning effectively.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the 2022 consolidated financial statements of the Company. These material weaknesses were considered in determining the nature, timing and extent of audit tests applied in our audit of the 2022 consolidated financial statements, and this report does not affect our report dated March 1, 2023, which expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2021.

Boca Raton, Florida
March 1, 2023

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Celsius Holdings, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Celsius Holdings, Inc. (the Company) as of December 31, 2022 and 2021, the related consolidated statements of operations and comprehensive (loss) income, statement of changes in stockholders' equity and mezzanine equity, and cash flows for each of the two years in the period ended December 31, 2022, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022 and 2021, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 1, 2023 expressed an adverse opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Accrued Promotional Allowances

Description of the Matter

As discussed in Notes 2 and 4, the Company's promotional allowances are calculated based on various programs with its distributors and retail customers, and accruals are established at the time of the initial product sale for the Company's anticipated liabilities. These accruals are based on agreed-upon terms as well as the Company's historical experience with similar programs and require management's judgment with respect to estimating consumer participation and/or distributor and retail customer performance levels. Promotional allowances primarily include consideration given to distributors or retail customers, including, but not limited to, the following: (i) discounts granted off list prices to support price promotions to end consumers by retailers; (ii) reimbursements given to distributors for agreed portions of their promotional spend with retailers, including slotting, shelf space allowances, and other fees for both new and existing products; (iii) agreed share of fees given to distributors and/or directly to retailers for advertising, in-store marketing, and promotional activities; (iv) agreed share of slotting, shelf space allowances, and other fees given directly to retailers, club stores and/or wholesalers; (v) incentives given to distributors and/or retailers for achieving or exceeding certain predetermined volumes; (vi) discounted products; (vii) contractual fees given to distributors related to sales made by the Company directly to certain customers that fall within the distributors' sales territories; and (viii) contractual fees given to distributors for items sold below defined pricing targets. The promotional programs are of varying durations, typically ranging from one week to one year based on the agreed-upon terms. The promotional expenditures are recorded to the corresponding income statement caption in the period the underlying sale occurs. Total promotional expenditures included as a reduction to revenue were $158.5 million for the year ended December 31, 2022, and accrued promotional allowances were $36.0 million as of December 31, 2022.

We identified accrued promotional allowances as a critical audit matter because of the extent and subjective nature of management judgment required with respect to estimating consumer participation and/or distributor and retail customer performance levels and future promotional claims.

How We Addressed the Matter in Our Audit

To test the accrued promotional allowances, our audit procedures included, among others, evaluating management's judgment regarding levels of consumer participation and/or distributor and retail customer performance levels and future promotional claims. We selected a sample of accrued promotional allowances recorded for specific distributors and retail customers and sent confirmation requests of the accrual recorded directly to the distributor or retail customer. We compared the confirmation response to the accrued amount recorded by the Company. In instances of nonreplies to our confirmation request from the distributor or retail customer, we compared subsequent settlements to the accrual. If not settled, we developed an independent expectation of the accrual using historical claim and payment data and compared it to the recorded accrued promotional allowance. We tested the promotional expenditure amount recorded as a reduction to net sales and assessed the reasonableness of management's estimate by developing an expectation of the amount, based on historical promotional expenditure amounts recorded as a percentage of sales, and compared our expectation to the recorded promotional expenditure amount. We performed inquiries of the Company's sales and marketing personnel to corroborate our understanding of new and existing promotional programs that may alter the relationship between gross billings and promotional allowances, as such programs are considered by management when estimating future promotional claims. We also evaluated management's ability to estimate promotional allowances by comparing the actual promotional allowances subsequently paid to the original estimates of management.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2021.

Boca Raton, Florida
March 1, 2023



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Celsius Holdings, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Celsius Holdings, Inc. (the Company) as of December 31, 2020, and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for the year ended December 31, 2020, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Collectability of Note Receivable

Description of the Matter

Effective January 1, 2019, the Company entered into a separate economic agreement for the repayment of its marketing investment in China with Qifeng. Under the repayment agreement, Qifeng agreed to refund the Company over a five-year period. The repayment was formalized via a Note Receivable ("Note") from Qifeng. The initial outstanding principal under the Note was approximately $12.2 million and was denominated in the Chinese Renminbi (CNY). Installment payments under the Note are due on March 31 each year and the first installment payment on the Note was due March 31, 2020. This payment was delayed and paid in September 2020 due to the COVID 19 pandemic. The next installment payment due March 31, 2021 will be paid via a release of 62,000 shares of Celsius common stock owned by Qifeng. This release will provide sufficient funds to pay the full amount that is due under the second installment payment. Under a separate guarantee agreement the Company will maintain control over 275,079 Celsius common shares which serves as collateral for the payment on the remaining amounts that will become due over the next three-years.

We determined based on the fact pattern noted above the long term collectability of the remaining Note balance was as a critical audit matter. The Note is collateralized by the Company's shares, however we noted that there is volatility relating to the value of the collateral which is based on the share price of the Company's stock.

How We Addressed the Matter in Our Audit

The primary procedures we performed to address this critical audit matter included the following: 1. Obtaining and testing for reasonableness of management's analysis to support the collectability of the remaining Note balance. 2. Obtained, a confirmation from Qifeng of the remaining balance due under the Note as of December 31, 2020 as well as confirming their intent and ability to pay the next installment keeping them current with the agreement. 3. Reviewed a signed guarantee letter from Qifeng over the Company shares that are being used as collateral associated with the remainder of the Note. 4. Obtained the Qifeng account statement from the Company's transfer agent verifying the number of shares owned by Qifeng. The value of the collateral shares at December 31, 2020 was in excess of the total note receivable balance as of December 31, 2020. Based on the procedures performed and evidence obtained we concluded that no allowance for collectability was required related to the Note as of December 31, 2020.

/s/ Assurance Dimensions

We have served as the Company's auditor from 2017 to 2021

Margate, Florida
March 10, 2021

Celsius Holdings, Inc.
Consolidated Balance Sheets
(in thousands, except par values)

	December 31, 2022		December 31, 2021
ASSETS			
Current assets:			
Cash and cash equivalents	$	614,159 $	16,255
Restricted cash		38,768	-
Accounts receivable-net		63,311	38,741
Note receivable-current		2,979	2,588
Inventories-net		173,289	191,222
Prepaid expenses and other current assets		11,341	13,555
Deferred other costs-current		14,124	-
Total current assets	$	917,971 $	262,361
Note receivable		3,574	7,117
Property and equipment-net		10,185	3,180
Deferred tax asset		501	9,019
Right of use assets-operating leases		972	1,128
Right of use assets-finance leases		208	86
Other long-term assets		263	299
Deferred other costs-non-current		262,462	-
Intangibles		12,254	16,301
Goodwill		13,679	14,527
Total Assets	**$**	**1,222,069 $**	**314,018**
LIABILITIES, MEZZANINE EQUITY AND STOCKHOLDERS' EQUITY			
Current liabilities:			
Accounts payable and accrued expenses	$	107,340 $	72,442
Accrued distributor termination fees		3,986	-
Accrued promotional allowance		35,977	19,037
Lease liability obligation-operating leases		661	512
Lease liability obligation-finance leases		70	157
Deferred revenue-current		9,675	-
Other current liabilities		3,586	976
Total current liabilities		161,295	93,124
Long-term liabilities:			
Lease liability obligation-operating leases		326	658
Lease liability obligation-finance leases		162	45
Deferred tax liability		15,919	3,146
Deferred revenue-non-current		179,788	-
Total Liabilities		**357,490**	**96,973**
Commitment and contingencies (Note 19)			
Mezzanine Equity:			
Series A convertible preferred shares, $0.001 par value, 5% cumulative dividends; 1,467 and 0 shares issued and outstanding at December 31, 2022 and December 31,2021, respectively, aggregate liquidation preference of $550,000 and $0 as of December 31, 2022 and December 31, 2021, respectively		824,488	-
Stockholders' Equity:			
Common stock, $0.001 par value; 100,000 shares authorized, 76,382 and 74,909 shares issued and outstanding at December 31, 2022 and December 31, 2021, respectively		76	75
Additional paid-in capital		280,668	267,846
Accumulated other comprehensive (loss) income		(1,881)	614
Accumulated deficit		(238,772)	(51,490)
Total Stockholders' Equity		40,091	217,045
Total Liabilities, Mezzanine Equity and Stockholders' Equity	**$**	**1,222,069 $**	**314,018**

The accompanying notes are an integral part of these consolidated financial statements

Celsius Holdings, Inc.
Consolidated Statements of Operations and Comprehensive (Loss) Income
(in thousands, except per share amounts)

	For the years ended December 31,		
	2022	**2021**	**2020**
Revenue	$ 653,604	$ 314,272	$ 130,726
Cost of revenue	382,735	186,103	69,752
Gross profit	**270,869**	**128,169**	**60,974**
Selling and marketing expenses	352,767	74,739	34,875
General and administrative expenses	75,903	57,520	18,187
Total operating expense	428,670	132,259	53,062
(Loss) income from operations	**(157,801)**	**(4,090)**	**7,912**
Other Income/(Expense):			
Interest income on note receivable	237	315	356
Interest income (expense), net	5,292	(8)	(66)
Interest expense on bonds	-	-	(432)
Amortization of discount on bonds payable	-	-	(576)
Gain on lease cancellations	-	-	152
Foreign exchange (loss) gain	(392)	(276)	1,376
European deferred tax	-	-	(82)
Total other income	5,137	31	728
Net (loss) income before income taxes	**(152,664)**	**(4,059)**	**8,640**
Income tax (expense) benefit	(34,618)	7,996	(116)
Net (loss) income	**$ (187,282)**	**$ 3,937**	**$ 8,524**
Less: dividends on Series A convertible preferred shares	$ (11,526)	$ -	$ -
Net (loss) income attributed to common stockholders	$ (198,808)	$ 3,937	$ 8,524
Other comprehensive income:			
Foreign currency translation (loss) gain	(2,495)	817	551
Comprehensive (loss) income	**$ (201,303)**	**$ 4,754**	**$ 9,075**
(Loss) income per share:			
Basic	$ (2.63)	$ 0.05	$ 0.12
Dilutive	$ (2.63)	$ 0.05	$ 0.11
Weighted average shares outstanding:			
Basic	75,649	73,781	70,195
Dilutive	75,649	77,689	74,444

The accompanying notes are an integral part of these consolidated financial statements

Celsius Holdings, Inc.
Consolidated Statements of Changes in Stockholders' Equity and Mezzanine Equity
(in thousands)

							Mezzanine Equity	
				Stockholders' Equity				
	Common Stock		**Additional Paid-In Capital**	**Accumulated Other-Comprehensive Income (Loss)**	**Accumulated Deficit**	**Total Stockholders' Equity**	**Preferred**	
	Shares	**Amount**					**Shares**	**Amount**
Balance at December 31, 2019	68,941	$ 69	$ 127,553	$ (754)	$ (63,409)	$ 63,459	$ -	$ -
Issuance of common stock from private placement	1,438	1	21,891	-	-	21,892	-	-
Share-based expense	-	-	6,340	-	-	6,340	-	-
Issuance of common stock pursuant to exercise of stock options - Cashless	568	1	(1)	-	-	-	-	-
Issuance of common stock pursuant to exercise of stock options - Cash	1,316	1	4,125	-	-	4,126	-	-
Cash paid for taxes on restricted stock awards	-	-	(115)	-	(542)	(657)	-	-
Foreign currency translation	-	-	-	551	-	551	-	-
Short swing payment	-	-	91	-	-	91	-	-
Net income	-	-	-	-	8,524	8,524	-	-
Balance at December 31, 2020	72,263	72	$ 159,884	$ (203)	$ (55,427)	$ 104,326	-	$ -
Issuance of common stock	1,134	1	67,768	-	-	67,769	-	-
Share-based expense	-	-	36,475	-	-	36,475	-	-
Issuance of common stock pursuant to exercise of stock options - Cashless	540	1	-	-	-	1	-	-
Issuance of common stock pursuant to exercise of stock options - Cash	972	1	3,719	-	-	3,720	-	-
Foreign currency translation	-	-	-	817	-	817	-	-
Net income	-	-	-	-	3,937	3,937	-	-
Balance at December 31, 2021	74,909	75	267,846	614	(51,490)	217,045	-	-
Share-based expense	-	-	20,665	-	-	20,665	-	-
Issuance of common stock pursuant to exercise of stock options - Cashless	448	-	-	-	-	-	-	-
Issuance of common stock pursuant to exercise of stock options - Cash	1,025	1	3,683	-	-	3,684	-	-
Issuance of Series A convertible preferred shares - net of issuance costs	-	-	-	-	-	-	1,467	824,488
Dividends paid to Series A convertible preferred shares	-	-	(11,526)		-	(11,526)	-	
Foreign currency translation	-	-	-	(2,495)	-	(2,495)	-	-
Net loss	-	-	-	-	(187,282)	(187,282)	-	-
Balance at December 31, 2022	76,382	76	280,668	(1,881)	(238,772)	40,091	1,467	824,488

The accompanying notes are an integral part of these consolidated financial statements

Celsius Holdings, Inc.
Consolidated Statements of Cash Flows
(in thousands)

	For the years ended December 31,		
	2022	**2021**	**2020**
Cash flows from operating activities:			
Net (loss) income	$ (187,282)	$ 3,937	$ 8,524
Adjustments to reconcile net (loss) income to net cash (used in)/provided by operating activities:			
Depreciation	1,362	550	127
Amortization	555	714	1,484
Impairment of intangible assets	2,379	-	-
Bad debt expense	2,352	1,494	257
Amortization of deferred other costs	5,885	-	-
Inventory excess and obsolescence	6,131	2,355	748
Share-based payment expense	20,665	36,475	6,340
Deferred income taxes	20,244	(9,201)	-
Foreign exchange loss (gain)	483	880	(323)
Gain on lease cancellations	-	(28)	(152)
Changes in operating assets and liabilities:			
Accounts receivable-net	(26,369)	(25,249)	(7,469)
Inventory-net	11,802	(175,174)	(3,859)
Prepaid expenses and other current assets	2,214	1,072	(10,457)
Accounts payable and accrued expenses	34,908	51,807	4,743
Accrued promotional allowance	16,940	13,379	3,377
Accrued distributor termination fees	3,986	-	-
Other assets	37	-	-
Other current liabilities	2,610	374	(96)
Change in right of use and lease obligation-net	(183)	29	151
Deferred revenue	189,463	-	-
Net cash provided by (used in) operating activities	**108,182**	**(96,586)**	**3,395**
Cash flows from investing activities:			
Proceeds from note receivable	2,592	1,886	1,331
Purchase of property and equipment	(8,264)	(3,150)	(574)
Net cash (used in) provided by in investing activities	**(5,672)**	**(1,264)**	**757**
Cash flows from financing activities:			
Payments on bonds payable	-	-	(9,602)
Principal payments on finance lease obligations	(63)	(94)	(280)
Proceeds from exercise of stock options	3,683	3,720	4,127
Cash paid on taxes on restricted stock awards	-	-	(657)
Proceeds from issuance of Series A preferred shares, net of issuance costs	542,018	-	-
Dividends paid on preferred shares	(11,526)	-	-
Net proceeds from collection of section 16b short swing profit	-	-	91
Net proceeds from sale of common stock	-	67,769	21,892
Net cash provided by financing activities	**534,112**	**71,395**	**15,571**
Effect on exchange rate changes on cash and cash equivalents	50	(538)	434
Net increase (decrease) in cash, cash equivalents and restricted cash	**636,672**	**(26,993)**	**20,157**
Cash, cash equivalents and restricted cash at beginning of the period	16,255	43,248	23,091
Cash, cash equivalents and restricted cash at end of the period	$ **652,927**	$ **16,255**	$ **43,248**
Supplemental disclosures:			
Cash paid during period for:			
Taxes	$ 14,335	$ -	$ -
Interest	$ -	$ 7	$ 448
European Acquisition Adjustment:			
Goodwill	$ -	$ -	$ 396
Other liabilities	$ -	$ -	$ (396)

The accompanying notes are an integral part of these consolidated financial statements

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Business — Celsius Holdings, Inc. (the "Company" or "Celsius Holdings") was incorporated under the laws of the State of Nevada on April 26, 2005. On January 24, 2007, the Company entered into a merger agreement and plan of reorganization with Elite FX, Inc., a Florida corporation. Under the terms of the Merger Agreement, Elite FX, Inc. was merged into the Company's subsidiary, Celsius, Inc. and became a wholly-owned subsidiary of the Company on January 26, 2007. In addition, on March 28, 2007 the Company established Celsius Netshipments, Inc. a Florida corporation as a subsidiary of the Company.

On February 7, 2018, the Company established Celsius Asia Holdings Limited, a Hong Kong corporation, as a wholly-owned subsidiary of the Company. On February 7, 2018 Celsius China Holdings Limited, a Hong Kong corporation, became a wholly-owned subsidiary of Celsius Asia Holdings Limited and on May 9, 2018, Celsius Asia Holdings Limited established Celsius (Beijing) Beverage Limited, a China corporation, as a wholly-owned subsidiary of Celsius Asia Holdings Limited.

On October 25, 2019, the Company acquired 100% of Func Food Group, Oyj ("Func Food"). The Acquisition was structured as a purchase of all of Func Food's equity shares and a restructuring of Func Food's pre-existing debt. Func Food was the Nordic distributor for the Company since 2015. Func Food is a marketer and distributor of nutritional supplements, health food products, and beverages.

On August 1, 2022 ("Effective Date"), the Company and PepsiCo Inc. ("Pepsi"), entered into multiple agreements, including a Securities Purchase Agreement ("Purchase Agreement"), Lock-Up Agreements, Registration Rights Agreement, a distribution agreement ("Distribution Agreement"), and a Channel Transition Agreement ("Transition Agreement"). The Securities Purchase Agreement, Lock-Up Agreements and Registration Rights Agreement pertain to the Company's issuance of 1,466,666 shares of Series A Convertible Preferred Stock ("Series A" or "Series A Preferred Stock") in exchange for cash proceeds of $550 million, excluding transaction costs. The Transition Agreement specifies payments to be made by Pepsi to Celsius for transitioning certain existing distribution rights to Pepsi. The Distribution Agreement resulted in Pepsi becoming the Company's primary distribution supplier for the Company's products in the United States. See Note 13. *Related Party Transactions* and Note 14. *Mezzanine Equity* for more information.

In connection with the Distribution Agreement and Transition Agreement, the Company terminated agreements with existing suppliers to transition territory rights to Pepsi. The Company recognized total termination expenses of $193.8 million, which are presented in Sales and marketing expenses on the consolidated statement of operations and comprehensive (loss) income for the year ended December 31, 2022. These expenses were recognized by the Company upon delivery of termination notices to the other distributors, in accordance with ASC Topic 420 *Exit or Disposal Cost Obligations*.

The Company is engaged in the development, marketing, sale and distribution of "functional" calorie-burning functional energy drinks and liquid supplements under the Celsius® brand name.

2. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") and the rules and regulations of the SEC.

Consolidation Policy — The accompanying consolidated financial statements include the accounts of Celsius Holdings, Inc. and its subsidiaries. All inter-company balances and transactions have been eliminated in consolidation.

Significant Estimates — The preparation of consolidated financial statements and accompanying disclosures in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses and disclosure of contingent assets and liabilities at the date of the financial statements. Although these estimates are based on management's best knowledge of current events and actions that the Company may undertake in the future, actual results may differ from those estimates. Significant estimates include the allowance for doubtful accounts, allowance for inventory obsolescence and sales returns, preferred share valuation, the useful lives of property and equipment, impairment of goodwill and intangibles, deferred tax asset valuation allowance, promotional allowance, and valuation of stock-based compensation. Additionally, the business and economic uncertainty resulting from the novel coronavirus (COVID-19) pandemic has made such estimates and assumptions more difficult to calculate. Accordingly, actual results and outcomes could differ from those estimates.

Segment Reporting — Operating segments are defined as components of an enterprise that engage in business activities, have discrete financial information, and whose operating results are regularly reviewed by the chief operating decision maker ("CODM") to make decisions about allocating resources and to assess performance. Even though the Company has operations in several geographies, it operates as a single enterprise. The Company's operations and strategies are centrally designed and executed given that our geographical components are very similar. Our CODM, the CEO, reviews operating results primarily from a consolidated perspective, and makes decisions and allocates resources based on that review. The reason the Company's CODM focuses on consolidated results in making decisions and allocating resources is because of the significant economic interdependencies between the Company's geographical operations and the Company's U.S. entity.

Concentrations of Risk — Substantially all of the Company's revenue derives from the sale of Celsius $^{®}$ functional energy drinks and liquid supplements.

Pepsi and the Company signed a distribution agreement on August 1, 2022, resulting in Pepsi acting as the Company's preferred distributor performing the direct store delivery for a majority of the Company's U.S. operations.

Revenue of our customers accounting for more than 10%, for the years ended December 31, 2022, 2021 and 2020, are as follows:

	2022	2021	2020
Pepsi	22.2%	-	-
Costco	16.7%	12.7%	2.9%
Amazon	8.8%	10.1%	15.1%
All other	52.3%	77.2%	82.0%
Total	**100.0%**	**100.0%**	**100.0%**

Accounts receivable of our customers accounting for more than 10%, for the years ended December 31, 2022, and 2021, are as follows:

	2022	2021
Pepsi	47.6%	-
Amazon	11.8%	22.7%
Publix	1.4%	10.3%
All other	39.2%	67.0%
Total	**100.0%**	**100.0%**

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company places its cash and cash equivalents with high-quality financial institutions. At times, balances in the Company's cash accounts may exceed the Federal Deposit Insurance Corporation limit. At December 31, 2022 and 2021, the Company had approximately $652.4 million and $16.0 million, respectively, including $38.8 million in restricted cash for 2022, in excess of the Federal Deposit Insurance Corporation limit.

Cash and Cash Equivalents — The Company considers all highly liquid instruments with an original maturity of three months or less when purchased to be cash equivalents.

Restricted Cash — As disclosed in Note 4. *Revenues*, the Company received upfront payments from Pepsi during 2022, which are contractually restricted and can only be used to satisfy termination payments due to former distributors or have to be repaid to Pepsi. These upfront payments received from Pepsi cannot be used for general operating activities of the Company and have been classified as restricted cash based on the terms of the Transition Agreement.

Accounts Receivable — Accounts receivable are reported at net realizable value. The Company establishes an allowance for doubtful accounts based upon factors pertaining to the credit risk of specific customers, historical trends, and other information. Delinquent accounts are written-off when it is determined that the amounts are uncollectible. Accounts receivable are presented net of billbacks, for customers that are allowed the right to net settle. At December 31, 2022 and December 31, 2021, there was an allowance for doubtful accounts of approximately $2.1 million and $0.8 million, respectively.

Inventories — Inventories are valued at the lower of cost or net realizable value. Cost is determined using the first-in, first-out (FIFO) method. At December 31, 2022 and December 31, 2021, the Company recorded an allowance of approximately $8.4 million and $2.6 million respectively. The changes in the allowance are included in cost of revenue.

Property and Equipment — Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation of property and equipment is calculated using the straight-line method over the estimated useful life of the asset generally ranging from three to seven years.

Impairment of Long-Lived Assets — In accordance with ASC Topic 360, *Property, Plant, and Equipment* the Company reviews the carrying value of long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss is determined regarding a long-lived asset if its carrying amount is not recoverable and exceeds its fair value. The carrying amount is not recoverable when it exceeds the sum of the undiscounted cash flows expected to result from use of the asset over its remaining useful life and final disposition. The Company did not record any impairments related to long lived assets during the years ended December 31, 2022 and December 31, 2021.

Long-lived Asset Geographic Data

The following table contains long-lived asset information which includes property and equipment and lease right of use assets and excludes goodwill and intangibles, where individual countries represent a material portion of the total:

	December 31, 2022	December 31, 2021
United States	$ 9,750	$ 3,043
Sweden	1,251	1,050
Finland	363	301
Other	1	-
Long-lived assets related to foreign operations	1,615	1,351
Total long-lived assets-net	**$ 11,365**	**$ 4,394**

Goodwill — The Company records goodwill when the consideration paid for the acquisition of a business exceeds the fair value of net tangible and intangible assets acquired, including related tax effects. Goodwill is not amortized; instead, goodwill is tested for impairment on an annual basis as of October 1st, or more frequently if the Company believes indicators of impairment exist. The Company first assesses qualitative factors such as macro-economic conditions, industry and market conditions, and cost factors as well as other relevant events, to determine whether it is more-likely-than-not that the fair value of a reporting unit is less than its carrying value. If it is more likely than not that the fair value of a reporting unit is less than its carrying value, then the Company will calculate the estimated fair value of the reporting unit. If the Company determines that the fair value is less than the carrying value, the Company will recognize an impairment charge based on the excess of a reporting unit's carrying value over its fair value. At December 31, 2022, there were no indicators of impairment.

Celsius Holdings, Inc.
Notes to Consolidated Financial Statements

Intangible assets— Intangible assets are comprised of customer relationships and brands acquired in a business combination. The Company amortizes intangible assets with a definitive life over their respective useful lives. The addition of the Pepsi distribution network has shifted the Company's focus to the US market and as a consequence it was determined that impairment indicators for the Func Foods brands indefinite intangible asset were present. The Company no longer anticipates focusing on the expansion of Func Food branded products and the Company plans to focus on Celsius branded products. As a result of the strategic shift, which the Company considered a triggering event, the Company quantitatively tested the Func Foods brand name for impairment utilizing the relief from royalty method to determine fair value as of September 30, 2022. As a result of the quantitative assessment, the Company recorded an impairment charge of $2.5 million during the year ended December 31, 2022 which is presented within General and Administrative expenses on the Consolidated Statements of Operations.

Revenue Recognition — The Company recognizes revenue in accordance with ASC Topic 606 *Revenue from Contracts with Customers*. The Company recognizes revenue when performance obligations under the terms of a contract with the customer are satisfied. Product sales occur once control or title is transferred based on the commercial terms. Revenue is measured as the amount of consideration the Company expects to receive in exchange for transferring goods. Product sales are recorded net of variable consideration, such as provisions for returns, discounts and promotional allowances. Such provisions are calculated using historical averages and adjusted for any expected changes due to current business conditions. Consideration given to customers for cooperative advertising is recognized as a reduction of revenue except to the extent that there is a distinct good or service, in which case the expense is classified as selling or marketing expense. The amount of consideration the Company receives and revenue the Company recognizes varies with changes in customer incentives the Company offers to its customers and their customers. Additionally, for any agreements which are one year or less, the practical expedient under ASC 340-40-25-4 is applied to expense contract acquisition costs when incurred if the amortization period of the contract asset would have otherwise been recognized in one year or less. Sales taxes and other similar taxes are excluded from revenue. Management believes that adequate provision has been made for cash discounts, returns, spoilage and promotional allowances based on the Company's historical experience.

Deferred Revenue — The Company receives payments from certain distributors in new territories as reimbursement for contract termination costs paid to the prior distributors in those territories. Amounts received pursuant to these new and/or amended distribution agreements entered into with certain distributors relating to the costs associated with terminating the Company's prior distributors, are accounted for as deferred revenue and recognized ratably over the anticipated life of the respective new distribution agreements. As of December 31, 2022, the Company had approximately $189.5 million in deferred revenue, of which $179.8 million is classified as deferred revenue-non-current and $9.7 million is classified as deferred revenue-current which are presented within the consolidated balance sheets and are contract liabilities related to termination payments received from Pepsi. Refer to Note 13, *Related Party Transactions* for more information. The deferred revenues will be recognized by the Company, ratably over the twenty-year agreement term. As of December 31, 2021, the Company did not have any deferred revenue related to contract liabilities.

Accrued Distributor Termination Fees — Termination charges related to certain of the Company's prior distributors are included in selling and marketing expenses upon termination. The Company recognized distributor termination expenses of approximately $193.8 million, $0.6 million, and $0.2 million for the year ended December 31, 2022, 2021, and 2020, respectively. The Company also has a balance of $4.0 million in accrued distributor termination fees related to distributors terminated as a result of the Pepsi agreement as well as payment due back to Pepsi in the amount of $34.8 million as the projected payments to the prior distributors was less than the payment received from Pepsi, which are located within accounts payable and accrued expenses, on the Company's consolidated balance sheets.

Customer Advances — From time to time the Company requires deposits in advance of delivery of products and/or production runs. Such amounts are initially recorded as customer advances liability within other current liabilities. The Company recognizes such revenue as it is earned in accordance with revenue recognition policies. As of December 31, 2022 and 2021, the Company did not have any customer advances.

Advertising Costs — Advertising costs are expensed as incurred. The Company uses mainly radio, local sampling events, sponsorships, endorsements, and digital advertising. The Company incurred advertising expenses of approximately $85.1 million, $36.7 million and $14.2 million, during years ended December 31, 2022, 2021, and 2020, respectively.

Research and Development — Research and development costs are charged to general and administrative expenses as incurred and consist primarily of consulting fees, raw material usage and test productions of beverages. The Company incurred expenses of approximately $0.4 million, $1.0 million and $0.5 million during years ended December 31, 2022, 2021, and 2020, respectively.

Foreign Currency Gain/Losses — Foreign subsidiaries' functional currency is the local currency of operations and the net assets of foreign operations are translated into U.S. dollars using current exchange rates. The foreign subsidiaries perform re-measurements of their assets and liabilities denominated in non-functional currencies on a periodic basis and the gain or losses from these adjustments are included in the consolidated statement of operations and comprehensive (loss) income as foreign exchange gains or losses. For the year ended December 31, 2022 exchange losses have amounted to approximately $0.4 million while during the years ended December 31, 2021 and 2020, the Company recognized a foreign currency loss and gain of approximately $0.3 million and $1.4 million, respectively, mainly related to fluctuations in exchange rates. Translation gains and losses that arise from the translation of net assets from functional currency to the reporting currency, as well as exchange gains and losses on intercompany balances of long-term investment nature, are included in Other Comprehensive Income. The Company incurred foreign currency translation net loss during the year ended December 31, 2022 of approximately $2.5 million and a net gain of approximately $0.8 million and $0.6 million during the year ended December 31, 2021 and 2020. The Company's operations in different countries required that it transacts in the following currencies:

Chinese-Yuan
Norwegian-Krone
Swedish-Krona
Finland-Euro

Fair Value of Financial Instruments — The carrying value of cash, cash equivalents, restricted cash, accounts receivable, accounts payable, accrued expenses and other current liabilities approximate fair value due to their relative short-term maturity and market interest rates.

Income Taxes — The Company accounts for income taxes pursuant to the provisions of ASC Topic 740 *Accounting for Income Taxes*, which requires, among other things, an asset and liability approach to calculating deferred income taxes. The asset and liability approach require the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. A valuation allowance is provided to offset any net deferred tax assets for which management believes it is more likely than not that the net deferred asset will not be realized. The Company follows the provisions of the ASC 740-10 related to *Accounting for Uncertain Income Tax Positions.* When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. In accordance with the guidance of ASC 740-10, the benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any.

Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for uncertain tax benefits in the accompanying consolidated balance sheet, along with any associated interest and penalties that would be payable to the taxing authorities upon examination.

The Company has adopted ASC 740-10-25 *Definition of Settlement,* which provides guidance on how an entity should determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits and provides that a tax position can be effectively settled upon the completion of an examination by a taxing authority without being legally extinguished. For tax positions considered effectively settled, an entity would recognize the full amount of tax benefit, even if the tax position is not considered more likely than not to be sustained based solely on the basis of its technical merits and the statute of limitations remains open.

The Company's tax returns for tax years in 2019 through 2021 remain subject to potential examination by the taxing authorities.

Earnings per Share — The Company computes earnings per share in accordance with ASC Topic 260 *Earnings per Share* ("ASC 260"), which requires earnings per share ("EPS") for each class of stock (common stock and participating preferred stock) to be calculated using the two-class method. The two-class method is an allocation of earnings (distributed and undistributed) between the holders of common stock and a company's participating security holders. Under the two-class method, earnings for the reporting period are allocated between common stockholders and other security holders based on their respective participation rights in undistributed earnings.

Basic earnings per common share is computed by dividing income or loss available to common stockholders by the weighted average number of shares of basic common stock outstanding. The Company's Series A Convertible Preferred Stock is classified as a participating security in accordance with ASC 260. Net income allocated to the holders of Series A Convertible Preferred Stock will be calculated based on the stockholders' proportionate share of weighted average shares of common stock outstanding on an if-converted basis. See Note 3. *Earnings Per Share* for more information.

Share-Based Payments — The Company follows the provisions of ASC Topic 718 *Compensation — Stock Compensation* and related interpretations. As such, compensation cost is measured on the date of grant at the fair value of the share-based payments. Such compensation amounts, if any, are amortized over the respective vesting periods of the grants. On April 30, 2015, the Company adopted the 2015 Stock Incentive Plan (the "2015 Plan"). This 2015 Plan is intended to provide incentives which will attract and retain highly competent persons at all levels as employees of the Company, as well as independent contractors providing consulting or advisory services to the Company, by providing them opportunities to acquire the Company's common stock. The 2015 Plan permits the grant of options and other share-based awards for up to 5.0 million shares. Provisions have been made to permit the grant of options and other share-based awards for up to 5.0 million shares.

Cost of Revenue — Cost of Revenue consists of the cost of concentrates and or liquid bases, the costs of raw materials utilized in the manufacture of products, co-packing fees, repacking fees, in-bound & out-bound freight charges, as well as certain internal transfer costs, warehouse expenses incurred prior to the manufacture of the Company's finished products, inventory allowance for excess and obsolete products, and certain quality control costs. Raw materials account for the largest portion of the cost of sales. Raw materials include cans, other containers, flavors, ingredients and packaging materials.

Operating Expenses — Operating expenses include selling expenses such as warehousing expenses after manufacture, as well as expenses for advertising, samplings and in-store demonstrations costs, costs for merchandise displays, point-of-sale materials and premium items, sponsorship expenses, other marketing expenses and design expenses. Operating expenses also include such costs as payroll costs, travel costs, professional service fees (including legal fees), depreciation and other general and administrative costs.

Shipping and Handling Costs — Shipping and handling costs for freight expense on goods shipped are included in cost of sales. Freight expense on goods shipped for the years ended December 31, 2022, 2021 and 2020 was approximately $26.8 million, $26.9 million and $9.5 million, respectively.

Certain reclassification of prior period balances have been made to conform to current presentation. Please refer to consolidated balance sheets, Consolidated Statement of Cash Flows and Note 11. *Accounts Payable and Accrued Expenses*

Recent Accounting Pronouncements

The Company adopts all applicable, new accounting pronouncements as of the specified effective dates.

In September 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326) ("ASU 2016-13"), which requires the immediate recognition of management's estimates of current and expected credit losses. In November 2019, the FASB issued ASU 2019-10, which delays the effective date of Topic 326 for Smaller Reporting Companies to interim and annual periods beginning after December 15, 2022, with early adoption permitted. The Company has elected the relief provided. Topic 326 is effective for the Company in the first quarter of 2023. Adoption of the new standard is not expected to have a material impact on our consolidated financial statements or disclosures.

Liquidity — These financial statements have been prepared assuming the Company will be able to continue as a going concern. At December 31, 2022, the Company had an accumulated deficit of approximately $238.8 million which includes a net loss available to common stockholders of approximately $198.8 million for year ended December 31, 2022. During the year ended December 31, 2022 the Company's net cash provided by operating activities totaled approximately $108.2 million. As of December 31, 2021, the Company had an accumulated deficit of $51.5 million which includes a net income available to common stockholders of $3.9 million for year ended December 31, 2021. During the year ended December 31, 2021 the Company's net cash used by operating activities totaled approximately $96.6 million.

If our sales volumes do not meet our projections, expenses exceed our expectations, or our plans change, we may be unable to generate enough cash flow from operations to cover our working capital requirements. In such case, we may be required to adjust our business plan, by reducing marketing, lower our working capital requirements and reduce other expenses or seek additional financing. Furthermore, our business and results of operations may be adversely affected by changes in the global macro-economic environment related to the pandemic and public health crises related to the COVID-19 outbreak.

3. **EARNINGS PER SHARE**

The Company computes earnings per share in accordance with ASC Topic 260 *Earnings per Share* ("ASC 260"), which requires earnings per share for each class of stock (common stock and participating preferred stock) to be calculated using the two-class method. The two-class method is an allocation of earnings (distributed and undistributed) between the holders of common stock and a company's participating security holders. Under the two-class method, earnings for the reporting period are allocated between common stockholders and other security holders based on their respective participation rights in undistributed earnings.

Basic earnings per common share is computed by dividing income or loss available to common stockholders by the weighted average number of shares of basic common stock outstanding. The Company's Series A Convertible Preferred Stock is classified as a participating security in accordance with ASC 260. Net income allocated to the holders of Series A Convertible Preferred Stock consistent of preferred dividends declared and paid during 2022. The Series A Convertible Preferred Stock do not participate in losses, thus no such losses have been allocated to the Series A Convertible Preferred Stock in the periods presented below.

For purposes of determining diluted earnings per common share, basic earnings per common share was further adjusted to include the effect of potential dilutive common shares outstanding, including unvested restricted stock and performance-based stock units, using the more dilutive of either the two-class method or the treasury stock method, and Series A Convertible Preferred Stock using the if-converted method. Stock options and warrants that were out-of-the-money were not included in the denominator for the calculation of diluted EPS. Under the two-class method of calculating diluted earnings per share, net income is reallocated to common stock, the Series A Convertible Preferred Stock, and all dilutive securities based on the contractual participating rights of the security to share in the current earnings as if all of the earnings for the period had been distributed.

	For the years ended December 31,		
	2022	**2021**	**2020**
Net (loss) income attributed to common stockholders			
Net (loss) income	$ (187,282)	$ 3,937	$ 8,524
Less: dividends paid to Series A convertible preferred stockholders	(11,526)	-	-
Net (loss) income attributed to common stockholders	$ (198,808)	$ 3,937	$ 8,524
Net (loss) income per common share:			
Basic	$ (2.63)	$ 0.05	$ 0.12
Dilutive	$ (2.63)	$ 0.05	$ 0.11
Weighted average common stock outstanding:			
Basic	75,649	73,781	70,195
Dilutive	75,649	77,689	74,444

For the year ended December 31, 2022, 10.2 million of potentially dilutive securities were excluded from the computation of diluted net loss per share related to common stockholders as their effect was antidilutive.

4. REVENUE

The Company recognizes revenue in accordance with ASC Topic 606 *Revenue from Contracts with Customers*. The Company recognizes revenue when performance obligations under the terms of a contract with the customer are satisfied. Product sales occur once control is transferred, based on the commercial terms. Revenue is measured as the amount of consideration the Company expects to receive in exchange for transferring goods. Product sales are recorded net of variable consideration, such as provisions for returns, discounts and allowances. Such provisions are calculated using historical averages and adjusted for any expected changes due to current business conditions. Consideration given to customers for cooperative advertising is recognized as a reduction of revenue except to the extent that there is a distinct good or service, in which case the expense is classified as selling or marketing expense. The amount of consideration the Company receives and revenue the Company recognizes varies with changes in customer incentives the Company offers to its customers and their customers. Additionally, for any agreements which are one year or less, the practical expedient under ASC 340-40-25-4 is applied to expense contract acquisition costs when incurred if the amortization period of the contract asset would have otherwise been recognized in one year or less.

Promotional (Billback) Allowance

The Company's billback allowance programs with its distributors and/or retailers are executed through separate agreements in the ordinary course of business. These agreements generally provide for one or more of the arrangements described above and are of varying durations, typically ranging from one week to one year. The Company's billbacks are calculated based on various programs with distributors and retail customers, and accruals are established for the Company's anticipated liabilities. These accruals are based on agreed upon terms as well as the Company's historical experience with similar programs and require management's judgment with respect to estimating consumer participation and/or distributor and retail customer performance levels. Differences between such estimated expenses and actual expenses for promotional and other allowance costs have historically been insignificant and are recognized in earnings in the period such differences are determined.

Billbacks (variable consideration) recorded as a reduction to net sales, primarily include consideration given to the Company's distributors or retail customers including, but not limited to the following:

- discounts granted off list prices to support price promotions to end-consumers by retailers;

- reimbursements given to the Company's distributors for agreed portions of their promotional spend with retailers, including slotting, shelf space allowances and other fees for both new and existing products;

- the Company's agreed share of fees given to distributors and/or directly to retailers for advertising, in-store marketing and promotional activities;

- the Company's agreed share of slotting, shelf space allowances and other fees given directly to retailers, club stores and/or wholesalers;

- incentives given to the Company's distributors and/or retailers for achieving or exceeding certain predetermined volume goals;

- discounted products;

- contractual fees given to the Company's distributors related to sales made directly by the Company to certain customers that fall within the distributors' sales territories; and

- contractual fees given to distributors for items sold below defined pricing targets.

For the years ended December 31, 2022, 2021, and 2020, promotional allowance included as a reduction of revenue were $158.5 million, $64.2 million, and $28.7 million, respectively.

Information about the Company's net sales by geographical location for the years ended December 31, 2022, 2021 and 2020 is as follows:

	For the years ended		
	December 31, 2022	December 31, 2021	December 31, 2020
North America	$ 617,457	$ 273,005	$ 95,480
Europe	31,054	38,097	33,727
Asia	3,647	2,538	1,093
Other	1,446	632	426
Net sales	$ 653,604	$ 314,272	$ 130,726

All of the Company's North America revenue is derived from the United States, which is the Company's country of domicile. Of the Company's total foreign revenues of approximately $36.1 million, $41.3 million and $35.2 million for the years ended December 31, 2022, 2021, and 2020, respectively, Sweden represented the largest foreign portion of total consolidated revenue of approximately $21.7 million, $26.9 million, and $23.4 million for the years ended December 31, 2022, 2021, and 2020, respectively.

Agreements with PepsiCo, Inc.

The Company executed multiple agreements with Pepsi on August 1, 2022, including a Distribution Agreement relating to the sale and distribution of certain of the Company's beverage products in existing channels and distribution methods in the United States, excluding certain existing customer accounts, sales channels, Puerto Rico and the US Virgin Islands (the "Territory"). Under the Distribution Agreement, the Company has granted Pepsi the right to sell and distribute its existing beverage products in existing channels and distribution methods and future beverage products that are added from time to time as licensed products under the Distribution Agreement in defined territories. The Distribution Agreement represents a master service agreement and can be cancelled by either party without cause in the nineteenth year of the term (i.e., 2041), the twenty-ninth year of the term (i.e., 2051) and each ten (10) year period thereafter (i.e., 2061, 2071, etc.) by providing twelve (12) months' written notice on August 1st of each such year to the other party. Except for a termination by the Company "with cause" or a termination by Pepsi "without cause", the Company is required to pay the Purchaser certain compensation upon a termination as specified in the Distribution Agreement.

The Company agreed to provide Pepsi a right of first offer in the event the Company intends to (i) manufacture, distribute or sell products in certain additional countries as specified in the Distribution Agreement or (ii) distribute or sell products in any future channels and distribution methods during the term of the Agreement. Additionally, pursuant to the Distribution Agreement, the Company and Pepsi agreed to use commercially reasonable efforts to negotiate and execute with Pepsi a distribution agreement reasonably consistent with the Distribution Agreement for the sale and distribution of the products covered by the Distribution Agreement in

Canada, and Pepsi agreed to meet and confer in good faith with the Company regarding the terms and conditions upon which Pepsi may be willing to sell or distribute such products, either directly or through local sub-distributors in certain other additional countries. The Distribution Agreement includes other customary provisions, including non-competition covenants in favor of the Company, representations and warranties, indemnification provisions, insurance provisions and confidentiality provisions.

On August 1, 2022, the Company and Pepsi also executed the Transition Agreement, providing for the Company's transition of certain existing distribution rights in the Territory to Pepsi. Under the terms of the Transition Agreement, Pepsi would pay the Company up to $250 million in multiple tranches to facilitate the Company's transition of certain distribution rights to Pepsi. Amounts received from Pepsi were contractually restricted to only be used to pay termination fees due to other distributors; any excess cash received over amounts due to other distributors is to be refunded back to Pepsi. During 2022, the Company received $227.8 million in payments from Pepsi. As of December 31, 2022, the Company had recorded $193.8 million in total termination expenses in Selling and marketing expenses, of which $193.0 million in termination expenses are related to the Pepsi transition.

Accounting for the agreements executed with PepsiCo, Inc.

The Company evaluated the Security Purchase Agreement, Transition Agreement, Distribution Agreement, and other agreements executed with Pepsi on August 1, 2022, as one combined contract since the agreements were executed on the same day, with the same counterparty, in contemplation of one another and contractual terms are defined and referenced across the agreements. These agreements will be referred to as the "Pepsi Arrangement" herein. Management concluded the Pepsi Arrangement was partially in the scope of ASC 606 *Revenue from Contracts with Customers* ("ASC 606") and partially in the scopes of ASC 505, *Equity* ("ASC 505") and ASC 480, *Distinguishing liabilities from equity* ("ASC 480"). The Company first applied the measurement and classification criteria in ASC 505 and ASC 480 with respect to the Company's issuance of 1,446,666 shares of Series A Convertible Preferred Stock, as the substance of the issuance of the Series A Convertible Preferred Stock was determined to be a financing transaction. See Note 14. *Mezzanine Equity* for the Company's accounting conclusions with respect to the issuance of the Series A Convertible Preferred Stock.

After application of the measurement and classification principles in ASC 505, and ASC 480, the Company accounted for the residual revenue elements of the Pepsi Arrangement under ASC 606. The revenue elements of the Pepsi Arrangement consisted of (i) $227.8 million in payments received from Pepsi under the Transition Agreement and (ii) a $282.5 million implicit payment made to Pepsi by Celsius, representing the excess fair value over issuance proceeds received for the Series A Convertible Preferred Stock.

The $227.8 million upfront payment received from Pepsi was only to be used by Celsius to transition territory rights from terminated distributors to Pepsi; any excess cash received from Pepsi over transition payments made by Celsius to the Company's terminated distributors was contractually restricted and due back to Pepsi. As of December 31, 2022, the Company has recorded a refund liability of $34.8 million in accounts payable and accrued expenses representing cash refunds due back to Pepsi and recognized the difference of $193.0 million as part of deferred revenues. The deferred revenues will be recognized by Celsius ratably over the twenty-year agreement term. The Company recognized $4.2 million of total deferred revenues in the consolidated statement of separations in the year ended December 31, 2022.

The $282.5 million excess fair value over issuance proceeds of the Series A Convertible Preferred Stock represents an implicit payment made to a customer. The Company concluded that this implicit payment meets the definition of an asset, and has been recorded as a Deferred Other Cost current and non-current, in the Company's consolidated balance sheets. The Company will amortize the asset balance as contra-revenues ratably over a twenty-year period consistent with the term of the Distribution Agreement. The Company recognized contra-revenues of $5.9 million in the consolidated statement of operations and comprehensive (loss) income in the year ended December 31, 2022 related to the upfront payment included in Deferred Other Cost current and non-current. The Company will assess the Deferred Other Cost asset for impairment at each reporting period.

For product sales under the Distribution Agreement, the Company will recognize revenues when control of the underlying goods are transferred to Pepsi based on the contractual terms of noncancellable purchase orders issued by Pepsi.

License Agreement

In January 2019, the Company entered into a license and repayment of investment agreement with Qifeng Food Technology (Beijing) Co., Ltd ("Qifeng"). Under the agreement, Qifeng was granted the exclusive license rights to manufacture, market and commercialize Celsius branded products in China. The term of the agreement is 50 years, with annual royalty fees due from Qifeng after the end of each calendar year. The royalty fees are based on a percentage of Qifeng's sales of Celsius branded products; however, the fees are fixed for the first five years of the agreement, totaling approximately $6.9 million, and then are subject to annual guaranteed minimums over the remaining term of the agreement.

Under the agreement, the Company grants Qifeng exclusive license rights and provides ongoing support in product development, brand promotion and technical expertise. The ongoing support is integral to the exclusive license rights and, as such, both of these represent a combined, single performance obligation. The transaction price consists of the guaranteed minimums and the variable royalty fees, all of which are allocated to the single performance obligation.

The Company recognizes revenue from the agreement over time because the customer simultaneously receives and consumes the benefits from the services. The Company uses the passage of time to measure progress towards satisfying its performance obligation because of its ongoing efforts in providing the exclusive license rights including providing continuous access, updates and support. Total revenue recognized under the agreement was approximately $2.0 million, $1.6 million, and $0.8 million for the year ended December 31, 2022, 2021, and 2020 which is reflected in the revenues from Asia.

5. **INVENTORIES**

Inventories consist of the following at:

	December 31, 2022	December 31, 2021
Finished goods	$ 119,229	$ 123,594
Raw Materials	62,491	70,201
Less: Inventory reserve	(8,431)	(2,573)
Inventories	**$ 173,289**	**$ 191,222**

6. **PREPAID EXPENSES AND OTHER CURRENT ASSETS**

Prepaid expenses and other current assets total approximately $11.3 million and $13.6 million, at December 31, 2022 and 2021, respectively, and consist mainly of prepaid advances to co-packers related to inventory production, advertising, prepaid insurance, prepaid slotting fees, value added tax payments and deposits on purchases.

7. **NOTE RECEIVABLE**

Note receivable consists of the following at:

	December 31, 2022	December 31, 2021
Note Receivable-current	$ 2,979	$ 2,588
Note Receivable-non-current	3,574	7,117
Total Note Receivable	**$ 6,553**	**$ 9,705**

Effective January 1, 2019, the Company restructured its China distribution efforts by entering into two separate economic agreements as it relates to the commercialization of its Celsius products (i.e., the license and repayment of investment agreement with Qifeng, as described above). See Note 4 for information regarding the license agreement with Qifeng. Under a separate economic agreement, Qifeng will repay the marketing investments made by Celsius into the China market through 2018, over the same five-year period as the license agreement. The repayment, which was formalized via a note receivable from Qifeng (the "Note"), will need to be serviced even if the licensing agreement is cancelled or terminated. The Note is denominated in Chinese-Yuan.

The Note accrues interest at a rate per annum equal to the weighted average of 5% of the outstanding principal up to $5 million and 2% of the outstanding principal above $5 million. On June 12, 2020, it was agreed to fix the interest rate at 3.21% which reflected the weighted average interest rate for the 5-year period of the Note. Scheduled principal payments plus accrued interest for the Note are due annually on March 31 of each year starting in 2020. For the year ended December 31, 2022, 2021, and 2020, interest income for the Note was approximately $0.2 million, $0.3 million, and $0.4 million respectively.

The Company assesses the note receivable for impairment at each reporting period, by evaluating whether it is probable that the Company will be unable to collect all the contractual principal and interest payments as scheduled in the Note, based on historical experience of Qifeng's ability to pay, the current economic environment and other factors. If the Note is determined to be impaired, the impairment is measured based on the present value of the expected future cash flows under the Note, discounted at the Note's effective interest rate. At December 31, 2022 and 2021, the Note was not deemed to be impaired. As of December 31, 2022, Qifeng is current on all amounts due under the Note and the license agreement.

As evidence of solvency for the Note, a stock certificate in Celsius Holding's Inc. which amounts to 30.0 thousand of shares owned by an affiliate under common control of Qifeng is being held at a brokerage account. A letter of guarantee was executed with several restrictions regarding their shares. In particular, it was agreed that the stock would not be sold or transferred without the prior written consent from Celsius. There are other restrictions and agreements, which include that a statement of account will be provided to Celsius on a quarterly basis to confirm and validate the existence of the remaining shares. The shares serve as one component of management's consideration when evaluating impairment indicators.

8. **LEASES**

The Company's leasing activities include an operating lease of its corporate office space from a related party (see Note 13) and other operating and finance leases of vehicles and office space for the Company's European operations.

At the inception of a contract, the Company assesses whether the contract is, or contains, a lease. The Company's assessment is based on: (1) whether the contract involves the use of a distinct identified asset, (2) whether the Company obtains the right to substantially all the economic benefit from the use of the asset throughout the term, and (3) whether the Company has the right to direct the use of the asset. The Company allocates the consideration in the contract to each lease and non-lease component based on the component's relative stand-alone price to determine the lease payments. Lease and non-lease components are accounted for separately.

Leases are classified as either finance leases or operating leases based on criteria in ASC Topic 842 *Leases*. The Company's operating leases are generally comprised of real estate and vehicles, and the Company's finance leases are generally comprised of vehicles.

At lease commencement, the Company records a lease liability equal to the present value of the remaining lease payments, discounted using the rate implicit in the lease or, if that rate cannot be readily determined, the Company's incremental borrowing rate. A corresponding right-of-use asset ("ROU asset") is recorded, measured based on the initial measurement of the lease liability. ROU assets also include any lease payments made and exclude lease incentives. Lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option.

Lease expense for operating leases is recognized on a straight-line basis over the lease term and is included in general and administrative expenses. Included in lease expense are any variable lease payments incurred in the period that were not included in the initial lease liability. Lease expense for finance leases consists of the amortization of the ROU asset on a straight-line basis over the shorter of the useful life of the asset or the lease term, and interest expense is calculated using the effective interest rate method.

The future annual minimum lease payments required under the Company's leases as of December 31, 2022 are as follows:

Future minimum lease payments	Operating Leases	Finance Leases	Total
2023	$ 698	$ 76	$ 774
2024	328	39	367
2025	7	67	74
2026	-	64	64
Total future minimum lease payments	1,033	246	1,279
Less: Amount representing interest	(46)	(14)	(60)
Present value of lease liabilities	987	232	1,219
Less: current portion	(661)	(70)	(731)
Long-term portion	$ 326	$ 162	$ 488

9. PROPERTY AND EQUIPMENT

Property and equipment consist of the following at:

	Estimated Useful Life in Years	December 31, 2022	December 31, 2021
Merchandising equipment - coolers	5-7	$ 9,885	$ 3,052
Office equipment	3-7	1,124	891
Vehicles	5	1,257	304
Less: accumulated depreciation		(2,081)	(1,067)
Total		**$ 10,185**	**$ 3,180**

Depreciation expense amounted to approximately $1.4 million, $0.6 million, and $0.1 million during years ended December 31, 2022, 2021, and 2020, respectively.

10. GOODWILL AND INTANGIBLES

At December 31, 2022, goodwill consists of approximately $13.7 million resulting from the excess of the consideration paid and the fair value of net tangible and intangible assets acquired from the Func Food acquisition.

Intangible assets consist of acquired customer relationships and brands from the Func Food acquisition. The gross carrying amount and accumulated amortization of intangible assets were as follows as of December 31, 2022 and December 31, 2021:

	December 31, 2022	December 31, 2021
Definite-lived intangible assets		
Customer relationships	$ 13,418	$ 14,248
Less: accumulated amortization	(1,610)	(1,140)
Definite-lived intangible assets, net	$ 11,808	$ 13,108
Indefinite-lived intangible assets		
Brands	$ 2,984	$ 3,193
Less: Impairment	(2,538)	-
Indefinite-lived intangible assets, net	$ 446	$ 3,193
Total Intangibles	**$ 12,254**	**$ 16,301**

Customer relationships are amortized over an estimated useful life of 25 years and brands have an indefinite life. Amortization expense for the years ended December 31, 2022, 2021, and 2020 was approximately $0.5 million, $0.6 million, and $0.6 million, respectively and is reflected in general and administrative expenses. See note 2. *Basis of Presentation and Summary of Significant Accounting Policies*, for more information regarding our indefinite-lived intangible asset, Brands.

Other fluctuations in the amounts of intangible assets are due to currency translation adjustments.

The following is the future estimated amortization expense related to customer relationships as of December 31, 2022:

Years ending December 31,		
2023	$	537
2024		537
2025		537
2026		537
2027		537
Thereafter		9,123
	$	11,808

11. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consist of the following at:

	December 31, 2022		December 31, 2021
Accounts payable	$	36,248	$ 35,820
Due to Pepsi		34,807	-
Accrued freight		8,532	15,872
Accrued expenses		19,081	15,311
Unbilled purchases		8,672	5,439
Total	**$**	**107,340**	**$ 72,442**

12. OTHER CURRENT LIABILITIES

Other current liabilities consist of the following at:

	December 31, 2022		December 31, 2021
Short-term			
VAT payable	$	198	$ -
State Beverage Container Deposit		3,388	976
Total	**$**	**3,586**	**$ 976**

13. RELATED PARTY TRANSACTIONS

Transactions with PepsiCo, Inc.

As further described in Note 14 *Mezzanine Equity*, on August 1, 2022, the Company issued 1,466,666 shares of non-voting Series A Convertible Preferred stock ("Series A") to Pepsi. On an as-converted basis the Series A held by Pepsi accounts for approximately 8.5% of the Company's outstanding Common Stock, both on the date of issuance and as of December 31, 2022. Also, as discussed Note 14, the Securities Purchase Agreement entered into on August 1, 2022 (the "Purchase Agreement") granted Pepsi the right to designate a nominee for election to the Company's nine-member board of directors, so long as Pepsi meets certain ownership requirements with respect to the Company's stock. During the year ended December 31, 2022, a Pepsi executive was nominated by Pepsi and elected to the Company's board of directors.

Based on Pepsi's contractual representation rights for a seat on the Company's Board of Directors, the Company has concluded that Pepsi represents a related party to the Company. As of and for the year ended December 31, 2022, the following transactions were recognized in the Company's financial statements:

- Net sales to Pepsi amounted to $142.3 million for the year ended December 31, 2022 and are included in Revenue on the accompanying consolidated statement of operations and comprehensive (loss) income.

- Accounts receivable due from Pepsi on December 31, 2022, were $31.6 million and are included in Accounts receivable, net on the Company's consolidated balance sheets.

- Pepsi paid the Company $227.8 million in cash in 2022 under the Transition Agreement. This amount was restricted and used to pay termination fees owed by the Company to terminated distributors. The Company has recorded deferred revenues of $189.5 million, which is presented net of $4.2 million of revenue recognized at December 31, 2022, and a liability payable due to Pepsi of $34.8 million, representing refund liabilities owed to Pepsi under the Transition Agreement which are included in Accounts payable and accrued expenses on the accompanying consolidated balance sheets as of December 31, 2022. The $34.8 million represents the excess of payments received from Pepsi less amounts paid and expected to be paid to terminated distributors.

- The issuance of Series A to Pepsi was recorded at fair value, determined to be $832.5 million, on August 1, 2022. Cash proceeds from the issuance of Series A received from Pepsi were $550.0 million. See Note 14 for more information.

- The Company has recorded a $282.5 million asset as Deferred other costs, representing the excess of the $832.5 million fair value of the Series A Preferred Stock over the issuance proceeds of $550.0 million. Amounts representing the unamortized deferred other costs of $14.1 million and $262.5 million are presented in Deferred other costs-current and Deferred other costs-non-current, respectively, net of $5.9 million of accumulated amortization recognized as an offset to Revenue in the accompanying consolidated statement of operations and comprehensive (loss) income and consolidated balance sheets as of and for the year ended December 31, 2022.

See Notes 1. *Organization and Description of Business,* 2. *Basis of Presentation Significant Accounting Policies,* 11. *Accounts Payable and Accrued Expenses,* and 14. *Mezzanine Equity* for more information.

Related Party Leases

The Company's office is rented from a company affiliated with CD Financial, LLC which is controlled by one of our major stockholders. The lease extends until December 2024 with a monthly rent of $37.6 thousand.

14. MEZZANINE EQUITY

Series A Convertible Preferred Stock

As of December 31, 2022, Company has designated and authorized 1,466,666 shares of Series A Convertible Preferred Stock with a par value of $0.001 per share and a stated value of $375 per share. The stated value per share may be increased from time-to-time in the event dividends on the Series A are paid-in-kind ("PIK dividends") pursuant to the Series A Certification of Designation (the "Series A Certificate"). On August 1, 2022, pursuant to the Purchase Agreement, the Company issued 1,466,666 shares of Series A, representing 100% of the authorized Series A shares, to Pepsi for stated cash consideration aggregating $550 million, excluding issuance costs. The Series A was issued concurrently with the execution of Distribution Agreement and the Transition Agreement. The Company determined that the aggregate fair value of the Series A on the issuance date was $832.5 million, or approximately $568 per share. Accordingly, the Series A Convertible Preferred Stock was recorded at that amount, net of issuance costs of $8.0 million, in the Company's consolidated balance sheets and statement of changes in stockholders' equity and mezzanine equity.

Mezzanine Classification

The Series A Convertible Preferred Stock is redeemable in the event of a change in control as defined in the Series A Certificate. S99-3A(2) of the SEC's Accounting Series Release No. 268 ("ASR 268") requires preferred securities that are redeemable for cash or other assets to be classified outside of permanent equity if they are redeemable (i) at a fixed or determinable price on a fixed or determinable date, (ii) at the option of the holder, or (iii) upon the occurrence of an event that is not solely within the control of the issuer. Preferred securities that are mandatorily redeemable are required to be classified by the issuer as liabilities whereas under ASR 268 guidance an issuer should classify a preferred security whose redemption is contingent on an event not entirely in control of the issuer as mezzanine equity. The Series A is not mandatorily redeemable, however, a change in control is not solely in control of the Company, accordingly, the Company determined that mezzanine treatment is appropriate for the Series A and has presented it as such in our consolidated balance sheets and statement of changes in stockholders' equity and mezzanine equity, as of and for the year ending December 31, 2022.

Pursuant to the Purchase Agreement, Pepsi, together with its affiliates, has certain rights and is also subject to various restrictions with respect to the Company's outstanding common shares on an as-converted basis through purchases of the Company's Common Stock in the open market and the accumulation of PIK dividends. Additionally, pursuant to the Purchase Agreement, Pepsi has the right to designate one nominee for election to Company's board of directors, for so long as Pepsi (together with its affiliates) beneficially owns at least 3,666,665 shares of the Company's outstanding Common Stock on an as-converted basis. In August of 2022, the Company expanded the number of seats from eight to nine in connection with the election of a Pepsi representative to the Company's board of directors.

Liquidation Preference

The Series A ranks, with respect to distribution rights and rights on liquidation, winding-up and dissolution, (i) senior and in priority of payment to the Company's Common Stock, (ii) on parity with any class or series of capital stock of the Company expressly designated as ranking on parity with the Series A, and (iii) junior to any class or series of capital stock of the Company expressly designated as ranking senior to the Series A. The aggregate liquidation preference of the Series A is $550.0 million on December 31, 2022.

Voting

The Series A confers no voting rights, except as otherwise required by applicable law, and with respect to matters that adversely change the powers, preferences, privileges, rights or restrictions given to the Series A or provided for its benefit, or would result in securities that would be senior to or *pari passu* with the Series A. As described above, Pepsi does have a contractual right to representation on the Company's Board of Directors, subject to certain share holdings thresholds.

Dividends

The Series A entitles the holder to cumulative dividends, which are payable quarterly in arrears either in cash, in-kind, or a combination thereof, at the Company's election. Regular Series A Dividends accrue on each share Series A at the rate of 5.00% per annum, subject to adjustment as set forth in the Series A Certificate. In addition to such quarterly Regular Series A Dividends, shares of Series A also entitle the holder participate in any dividends paid on the Company's Common Stock on an as-converted basis. During the year ended December 31, 2022, the Company declared and paid $11.5 million in Regular Series A Dividends, which amounted to $7.86 per share of Series A. There are no cumulative undeclared dividends on the Series A at December 31, 2022. In addition, there were no dividends issued to common stockholders as of the years ended December 31, 2022 and 2021.

Redemption

Pursuant to certain conditions set forth in the Series A Certificate, Series A may be redeemed at a price per share of Series A equal to the sum of (i) the stated value of such share of Series A as of the applicable Redemption Date, plus (ii) without duplication, all accrued and unpaid dividends previously added to the stated value of such share of Series A, and all accrued and unpaid dividends per share of Series A through such Redemption Date (the "Redemption Price").

Company's Optional Redemption

At any time from and after the earlier of (i) August 1, 2029, if the ten-day volume weighted average price of the Company's Common Stock (the "Ten-Day VWAP") does not exceed the conversion price on the date immediately prior to the date the Company delivers a redemption notice to the holders, and (ii) the cancellation of the Distribution Agreement by the Company, if the Ten-Day VWAP does not exceed the Conversion Price on the date immediately prior to the date the Company delivers a redemption notice to the holders, the Company shall have the right to redeem all (and not less than all) of the then-outstanding shares of Series A, at the Redemption Price. In the event of a Company optional redemption, the Company shall affect such redemption by paying the entire Redemption Price on or before the date that is thirty days after the delivery of the Company's redemption notice and by redeeming all the shares of Series A on such date.

Change in Control Redemption

In the event of (i) a sale or transfer, directly or indirectly, of all or substantially all of the assets of the Company in any transaction or series of related transactions (other than sales in the ordinary course of business); or (ii) any merger, consolidation or reorganization of the Company with or into any other entity or entities as a result of which the holders of the Company's outstanding capital stock (on a fully-diluted basis) immediately prior to the merger, consolidation or reorganization no longer represent at least a majority of the voting power of the surviving or resulting Company or other entity; or (iii) any sale or series of sales, directly or indirectly, beneficially or of record, of shares of the Company's capital stock by the holders thereof which results in any Person or group of Affiliated Persons owning capital stock holding more than 50% of the voting power of the Company (a "Change in Control") the Company (or its successor) shall redeem all (and not less than all) of the then-issued and outstanding shares of Series A. Upon such redemption, the Company will pay or deliver, as applicable, to each holder in respect of each share of Series A held by such holder, an amount equal to the greater of (A) cash in an amount equal to the Redemption Price and (B) the amount of cash and/or other assets (including securities) such holder would have received had each share of Series A held by such holder as of the close of business on the business day immediately prior to the effective date of such transaction resulting in a Change of Control, converted into a number of shares of Common Stock equal to the then-applicable Conversion Ratio and participated in such transaction resulting in such Change of Control as a holder of shares of Common Stock (such greater amount, the "Change of Control Redemption Price"). If, in connection with a transaction resulting in a Change of Control, the Company or its successor shall not have sufficient funds legally available under the Nevada law governing distributions to stockholders to redeem all outstanding shares of Series A, then the Company shall (A) redeem, pro rata among the holders, a number of shares of Series A equal to the number of shares of Series A that can be redeemed with the maximum amount legally available for the redemption of such shares of Series A under the Nevada law governing distributions to stockholders, and (B) redeem all remaining shares of Series A not redeemed because of the foregoing limitations at the applicable Change of Control Redemption Price as soon as practicable after the Company (or its successor) is able to make such redemption out of assets legally available for the purchase of such share of Series A. The inability of the Company (or its successor) to make a redemption payment for any reason shall not relieve the Company (or its successor) from its obligation to affect any required redemption when, as and if permitted by applicable law.

Holder Right to Request Redemption

On each of August 1, 2029, August 1, 2032, and the August 1, 2035, the majority holders shall have the right, upon no less than six months prior written notice to the Company, to request that the Company redeem all (and not less than all) of the then-outstanding shares of Series A, at the Redemption Price.

In the event of a holder optional redemption, the Redemption Price shall be payable, and the shares of Series A redeemed by the Company, in three equal installments, commencing on August 1, 2029, August 1, 2032, or August 1, 2035, as applicable, and in each case on the fifteenth- and thirtieth-month anniversary thereafter (each a "Redemption Date"). On each Redemption Date for a holder optional redemption, the Company shall redeem, on a pro rata basis in accordance with the number of shares of Series A owned by each holder, that number of outstanding shares of Series A determined by dividing (i) the total number of shares of Series A outstanding immediately prior to such Redemption Date by (ii) the number of remaining Redemption Dates (including the Redemption Date to which such calculation applies). If, on any Redemption Date, Nevada law governing distributions to stockholders or the terms of any indebtedness of the Company to banks and other financial institutions engaged in the business of lending money prevent the Company from redeeming all share of Series A to be redeemed, the Company shall ratably redeem the maximum number of shares that it may redeem consistent with such law, and shall redeem the remaining shares as soon as it may lawfully do so under such law.

If any shares of Series A scheduled for redemption on a Redemption Date are not redeemed for any reason on such Redemption Date, (x) from such Redemption Date until the fifteen-month anniversary of such Redemption Date, the dividend rate with respect to such unredeemed share of Series A shall automatically increase to 8% per annum, (y) from such fifteenth-month anniversary of such Redemption Date until the thirtieth-month anniversary of such Redemption Date, the dividend rate with respect to such unredeemed share of Series A shall automatically increase to 10% per annum and (z) from and after such thirtieth-month anniversary of such Redemption Date, the dividend rate with respect to any such unredeemed share of Series A shall automatically increase to 12% per annum, in each case until such share is duly redeemed or converted.

Conversion

The shares of Series A may be converted into shares of the Company's Common Stock pursuant to the Series A Certificate either at the option of the Company or subject to an automatic conversion as discussed below. The Series A was issued with a conversion price of $75 which is potentially subject to adjustment pursuant to the Series A Certificate. The Conversion Ratio is calculated as the quotient of (a) the sum of (x) the stated value of such share of Series A as of the applicable conversion date, plus (y) of all accrued and unpaid dividends previously added to the stated value of such share of Series A, and without duplication, all accrued and unpaid dividends per share of Series A through the applicable conversion date; divided by (b) the conversion Price as of the conversion date. As of December 31, 2022, the conversion ratio of the Series A into common was 1 to 5. At December 31, 2022, 7,333,330 shares of the Company's Common Stock are issuable upon conversion of the Series A Convertible Preferred Stock.

The calculations of earnings per share for all periods presented herein during which the Series A was outstanding do not treat conversion of the Series A as if it had occurred, as the effect of conversion would be anti-dilutive.

Company Optional Conversion

At any time from and after August 1, 2029, provided the Ten-Day VWAP immediately prior to the date the Company delivers a conversion notice to the holders of Series A exceeds the Conversion Price, the Company may elect to convert all, but not less than all, of the outstanding shares of Series A into shares of the Company's Common Stock.

Automatic Conversion

The Series A will convert automatically into shares of the Company's Common Stock upon the occurrence of any of the following, each, an "Automatic Conversion Event":

- Any date from and after the valid termination of the Distribution Agreement by the Company or Pepsi, if the Ten-Day VWAP immediately preceding such date exceeds the Conversion Price of such share as of such date.

- Any date from and after August 1, 2028, on which (x) the Company's products meet a market share requirement during a specified period (as defined in the Distribution Agreement) and (y) the Ten-Day VWAP immediately prior to such date exceeds the Conversion Price of such share as of such date. In the case of an automatic conversion, each share of Series A then outstanding shall be converted into the number of shares of Common Stock equal to the Conversion Ratio of such share in effect as of the automatic conversion date. The occurrence of an Automatic Conversion Event will terminate any right of the holder to receive a redemption at their request even if such request has already been submitted, provided that the Series A shares have not already been redeemed.

As of December 31, 2022, the Series A is not probable of becoming redeemable as the most likely method of settlement is through conversion which is likely to occur before the holder right to request redemption becomes exercisable.

Other Accounting Matters

The Company has adopted Accounting Standards Update 2020-06 ("ASU 2020-06"), effective January 1, 2022. The provisions of ASU 2020-06 prohibit the recognition of a beneficial conversion feature ("BCF") on preferred shares issued after the adoption of the ASU. The Company adopted ASU 2020-06d for the Preferred Series A for the year ended December 31, 2022.

FASB ASC 815 generally requires an analysis of embedded terms and features that have characteristics of derivatives to be evaluated for bifurcation and separate accounting in instances where their economic risks and characteristics are not clearly and closely related to the risks of the host contract. We performed an evaluation and determined the Series A and the host instrument is more akin to equity. The Company identified certain embedded redemption and conversion features which it evaluated for bifurcation and determined no bifurcation of these embedded or conversion features was required.

15. STOCKHOLDERS' EQUITY

Issuance of common stock pursuant to incentive stock plan exercises

During the year ended December 31, 2022, the Company issued an aggregate of approximately 1.5 million shares of its common stock pursuant to the exercise of stock options granted under the 2015 Plan. The Company received aggregate proceeds of $3.7 million for approximately 1.0 million options exercised for cash, with the balance of the options having been exercised on a "cashless" basis.

During the year ended December 31, 2021, the Company issued an aggregate of approximately 1.5 million shares of its common stock pursuant to the exercise of stock options granted under the 2015 Plan and 2006 Incentive Plan (collectively, the "Stock Incentive Plans"). The Company received aggregate proceeds of $3.7 million for approximately 1.0 million options exercised for cash, with the balance of the grants having been exercised on a "cashless" basis.

During the year ended December 31, 2020, the Company issued an aggregate of approximately 1.9 million shares of its common stock pursuant to the exercise of stock options granted under the Company's Stock Incentive Plans. The Company received aggregate proceeds of $4.1 million for approximately 1.3 million options exercised for cash, with the balance of the options having been exercised on a "cashless" basis.

June 2021 Public Offering

On June 9, 2021, the Company and certain selling stockholders (the "Selling Stockholders") entered into an underwriting agreement (the "Underwriting Agreement") with UBS Securities LLC and Jefferies LLC, as representatives (the "Representatives") of the several underwriters (the "Underwriters"), relating to the sale of 6,518,267 shares of common stock, par value $0.001 per share, of the Company at a public offering price of $62.50 per share less underwriting discounts and commissions in a registered public offering (the "Offering"). The Company and certain Selling Stockholders also granted the Underwriters an option, exercisable for 30 days, to purchase up to an additional 977,740 shares of its common stock. The Underwriters partially exercised their option to purchase 873,141 shares of the Company's common stock on June 11, 2021; 1,133,953 of which were sold by the Company and 739,188 of which were sold by certain of the Selling Stockholders. The Offering closed on June 14, 2021. The Company issued and sold 1,133,953 shares of common stock, and the Selling Stockholders sold 6,257,455 shares, in the aggregate, of common stock in the Offering. The Offering generated net proceeds for the Company of $67,769,386 and net proceeds for the Selling Stockholders of $375,447,300. The Company intends to use the proceeds for general corporate purposes. The Company did not receive any proceeds from the sale of shares by the Selling Stockholders.

16. FAIR VALUE MEASUREMENTS

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Additionally, ASC 820 requires the use of valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized below:

Level 1:   Observable inputs such as quoted market prices in active markets for identical assets or liabilities.

Level 2:   Observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3:   Unobservable inputs for which there is little or no market data, which require the use of the reporting entity's own assumptions.

The Company engaged a third-party valuation provider to assist in determining the fair value of the 1,466,666 shares of Series A Convertible Preferred Stock issued on August 1, 2022. The Series A Convertible Preferred Stock is classified in mezzanine equity, see Note 14, Mezzanine Equity, and the valuation of the Series A Convertible Preferred Stock represents a non-recurring fair value measurement. We used a Monte Carlo simulation model to determine the fair value of the Series A Convertible Preferred Stock on August 1, 2022. The Monte Carlo simulation utilized multiple input variables to determine the value of the Series A Convertible Preferred Stock including a volatility rate of 45%, risk free interest rate of 2.69%, 5.0% dividend rate, the closing price of the Company's common stock on the issuance date of $98.87, a debt discount rate of 12.5% and a discount for lack of marketability attributed to the registration period of the underlying stock. The selected historical volatility was based on Celsius and a certain peer group. The risk-free interest rate was based on the US STRIPS Rate with a corresponding term as of issuance date. The 5.0% dividend rate is consistent with the provisions of the Series A Convertible Preferred Stock and with the Company's past payments made in cash. The debt discount rate was based on estimated credit analysis and corresponding market yields as of the issuance date. The Company applied a nominal discount for lack of marketability with respect to the assumed registration period of the underlying shares.

The Company used the relief from royalty method model to determine the fair value of the Brand Name during the year ended December 31, 2022. The fundamental concept underlying this method is that in lieu of ownership, the acquirer can obtain comparable rights to use the subject asset via a license from a hypothetical third-party owner. The Relief from Royalty method utilized multiple input variables to determine the value of the Brand Name including forecasted sales, discount rate, and royalty rates. The selected royalty rate was based on comparable brands. The debt discount rate was based on an expected debt and equity rate of return as of September 30, 2022.

The following is a tabular presentation of the non-recurring fair value measurement along with the level within the fair value hierarchy at December 31, 2022:

	December 31, 2022		
	Level 1	Level 2	Level 3
Mezzanine equity:			
Series A convertible preferred shares	$ -	$ 824,488	$ -
Indefinite-lived intangible assets:			
Brands	-	-	446
Total	$ -	$ 824,488	$ 446

Other than those noted in previous notes, the Company did not have any other non-recurring assets or liabilities measured at fair value at December 31, 2022 and 2021.

17. INCOME TAXES

The domestic and foreign components of the Company's income before provision for income taxes are as follows:

	2022	2021	2020
Domestic	$ (151,551)	$ (4,176)	$ 8,111
Foreign	(1,113)	117	529
Income (loss) before provision for income taxes	**$ (152,664)**	**$ (4,059)**	**$ 8,640**

The provision (benefit) for income taxes consists of the following:

Current:	2022	2021	2020
Domestic	$ 10,498	$ -	$ -
State	2,601	1,523	-
Foreign	-	(38)	116
	$ 13,099	**$ 1,485**	**$ 116**

Deferred	2022	2021	2020
Domestic	$ 18,558	$ (7,142)	$ -
State and local	4,034	(1,878)	-
Foreign	(1,073)	(461)	-
	21,519	$ (9,481)	$ -
Income tax expense (benefit)	**34,618**	**(7,996)**	**116**

The reconciliation of the U.S. federal statutory rate to the Company's effective rate on income before provision (benefit) for income taxes is as follows:

	2022	2021	2020
U.S. Statutory federal rate	21.0%	21.0%	21.0%
State taxes, net of federal benefit	(3.9)%	(12.5)%	4.4%
Tax effect of Pepsi valuation premium	(38.9)%		
Permanent differences, including stock-based compensation	-	-	6.7%
Stock based compensation	(0.9)%	50.5%	-
Change in valuation allowance	0.4%	219.8%	(29.8)%
Change in deferred balances	-	(80.6)%	-
Other	(0.4)%	(0.9)%	-
Effective tax rate	(22.7)%	197.2%	2.3%

The Tax Cuts and Jobs Act introduced a provision to tax global intangible low-taxed income ("GILTI") of foreign subsidiaries and a measure to tax certain intercompany payments under the base erosion anti-abuse tax "BEAT" regime. For the years ended December 31, 2022, and 2021, the Company did not generate intercompany transactions that met the BEAT threshold but does have to include GILTI relating to the Company's foreign subsidiaries. The Company elected to account for GILTI as a current period cost.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts for income tax purposes. Deferred tax assets and liabilities consisted of the following:

	December 31, 2022	December 31, 2021
Net operating loss carryforwards	$ 4,774	$ 6,685
Charitable contributions	17	17
Fixed assets	(1,158)	(627)
Pepsi valuation premium	(70,637)	
Right of use liability	154	134
Right of use asset	(146)	(122)
Distributor termination fees	46,859	-
Uncertain tax position	-	132
Stock-based compensation	5,236	6,190
Inventory allowance	5,423	800
Intangibles	(2,516)	(3,317)
Total deferred tax (liabilities) assets	(11,994)	9,892
Valuation allowance	(3,424)	(4,019)
Net deferred tax (liabilities) assets	(15,418)	5,873

At December 31, 2022, the Company has approximately $2.3 million of Federal net operating loss carryforwards and $8.7 million of state net operating loss carryforwards, which will begin to expire in 2027. The Federal and State NOLs are subject to limitation under Section 382 due to a December 2008 ownership change of greater than 50% over a three-year testing period. The ownership change resulted in approximately $4.5 million of NOLs that will not be realized. The $4.5 million has been removed from the available NOL carryforward and US NOL deferred tax asset. The Company had foreign NOL carryforwards of approximately $21.9 million, some of which will begin to expire in 2023.

The Company considers the earnings of its foreign entities to be permanently reinvested outside the United States based on estimates that future cash generation will be sufficient to meet future domestic cash needs. Accordingly, deferred taxes have not been recorded for the undistributed earnings of the Company's foreign subsidiaries. All other outside basis differences not related to earnings were impractical to account for at this period of time and are currently considered as being permanent in duration.

As required by the authoritative guidance on accounting for income taxes, the Company evaluates the realizability of deferred tax assets on a jurisdictional basis at each reporting date. Accounting for income taxes requires that a valuation allowance be established when it is more likely than not that all or a portion of the deferred taxes will not be realized. In circumstances where there is sufficient negative evidence indicating that the deferred tax assets are not more likely than not realizable, the Company establishes a valuation allowance. Through the year ended December 31, 2020, the Company maintained a full valuation allowance on its worldwide net deferred tax assets. During the fourth quarter of 2021, the Company concluded that it is more likely than not that its US deferred tax assets would be realized. This conclusion was based on the US profitability and NOL utilization in 2021 and 2020 as well as future forecasts of US profitability. For the year ended December 31, 2021, the Company released its US valuation allowance for deferred tax assets of approximately $6.0 million. For the year ended December 31, 2022, the Company reported a release of non-U.S. valuation of $0.5 million. The Company continues to maintain a valuation allowance on its foreign net operating losses as it is not more likely than not that the losses in those specific jurisdictions will be realized.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits is as follows:

	2022	2021
Gross unrecognized tax benefit, beginning of period	$ 1,080	$ 82
Additions based on tax positions related to the current year	-	-
Additions based on tax positions related to the prior years	-	998
Reductions due to lapse in statute of limitations and settlements	(378)	-
Gross unrecognized tax benefit, end of period	$ 702	$ 1,080

The Company recognizes only those tax positions that meet the more-likely-than-not recognition threshold and establishes tax reserves for uncertain tax positions that do not meet this threshold. To the extent these unrecognized tax benefits are ultimately recognized, approximately $0.7 million will impact the Company's effective tax rate in future periods. Interest and penalties associated with income tax matters are included in the provision for income taxes. As of December 31, 2022, the Company had uncertain tax positions of approximately $0.8 million, inclusive of $0.1 million of interest and penalties.

The Company files U.S., state, and foreign income tax returns in jurisdictions with various statutes of limitations. Below is a summary of the filing jurisdictions and open tax years:

	Open Years
U.S. Federal	2019-2021
U.S State and local	2018-2021
Non-U.S.	2016-2021

18. STOCK-BASED COMPENSATION

The Company adopted the 2006 Incentive Stock Plan on January 18, 2007. This plan was intended to provide incentives to attract and retain highly competent persons at all levels as employees of the Company, as well as independent contractors providing consulting or advisory services to the Company, by providing them opportunities to acquire the Company's common stock. While the plan terminated 10 years after the adoption date, issued awards have their own schedule of terminations. As such, the Company is no longer granting awards under this plan and there are no unvested awards as of December 31, 2022.

The Company adopted the 2015 Plan on April 30, 2015. The 2015 Plan is intended to provide incentives which will attract and retain highly competent persons at all levels as employees of the Company, as well as independent contractors providing consulting or advisory services to the Company, by providing them opportunities to acquire the Company's common stock or to receive monetary payments based on the value of such shares pursuant to awards issued. The 2015 Plan permits the grant of options and shares for up to 5 million shares. In addition, there is a provision in the 2015 Plan for an annual increase to the maximum number of shares authorized under the 2015 Plan, which increase shall be added on the first day of the calendar year beginning January 1, 2016, equal to 15% of the number of shares outstanding as of such date (Note 15). Provisions have been made to permit the grant of options and other share-based awards for up to 5.0 million shares.

For the years ended December 31, 2022, 2021, and 2020, the Company recognized non-cash compensation expense of approximately $20.7 million, $36.5 million, and $6.3 million respectively, (included in General and administrative expense in the accompanying Consolidated Statements of Operations).

Stock Options

The Company used straight-line amortization of compensation expense over the two to three-year requisite service or vesting period of the grant. The maximum contractual term of the Company's stock options is 10 years. The Company recognizes forfeitures as they occur. There are options to purchase approximately 1.9 million shares that have vested as of December 31, 2022 and 2021.

Under the 2015 Plan, the Company has issued stock options to purchase approximately 2.3 million shares at an average price of $9.66 with a fair value of $213.9 million. No options were issued during the years ended December 31, 2022 and 2021. Upon exercise, shares of new common stock are issued by the Company.

The Company determines the fair value of restricted stock-based awards based on the market price on the date of grant. The Company uses the Black-Scholes option-pricing model to estimate the fair value of its stock option awards and warrant issuances and recognizes forfeitures as they occur. This model uses an exercise price, dividend yields, risk-free interest rate, and expected annual volatility, as inputs.

The calculation of the fair value of the awards using the Black-Scholes option-pricing model is affected by the Company's stock price on the date of grant as well as assumptions regarding the following:

	Years ended December 31,		
	2022[1]	2021	2020
Expected volatility	NA	69.2 - 81.1%	69.2 - 81.1%
Expected term	NA	4.5 - 5.0 Years	4.8 - 5.0 Years
Risk-free interest rate	NA	0.3% - 1.4%	0.2% - 1.4%
Forfeiture Rate	NA	0.0%	0.0%

(1) No stock options were issued during 2022.

The expected volatility was determined with reference to the historical volatility of the Company's stock. The Company uses historical data to estimate option exercise and employee termination within the valuation model. The expected term of options granted represents the period of time that options granted are expected to be outstanding. The risk-free interest rate for periods within the contractual life of the option is based on the U.S. Treasury rate in effect at the time of grant.

A summary of the status of the Company's outstanding stock options as of December 31, 2022 and 2021 and changes during the periods ended on that date is as follows:

	Shares (000's)	Weighted Average Exercise Price	Weighted Average Grant Date Fair Value	Aggregate Intrinsic Value (000's)	Weighted Average Remaining Term (Yrs)
Options					
At December 31, 2020	5,198	$ 4.23		$ 240,866	6.89
Granted	305	42.37	$ 30.32		
Exercised	(1,460)	3.85	80.58	84,371	
Forfeiture and cancelled	(443)	5.01			
At December 31, 2021	3,600	$ 7.47		$ 241,515	6.37
Granted	-	-			
Exercised	(1,273)	$ 3.67	$ 80.70	$ 102,283	
Forfeiture and cancelled	(61)	5.46			
At December 31, 2022	**2,266**	**$ 9.66**		**$ 213,914**	**5.43**
Exercisable at December 31, 2022	**1,928**	**$ 6.41**		**$ 188,261**	**5.05**

The following table summarizes information about employee stock options outstanding at December 31, 2022:

	Outstanding Options			Vested Options		
Range of Exercise Price	Number Outstanding at December 31, 2022 (000's)	Weighted Average Remaining Life	Weighted Average Exercise Price	Number Exercisable at December 31, 2022 (000's)	Weighted Average Exercise Price	Weighted Average Remaining Life
$0.34 - $1.05	30	1.44	$ 0.58	30	$ 0.58	1.44
$1.97 - $2.95	5	3.01	1.97	5	1.97	3.01
$3.23 - $4.85	1,465	5.38	3.81	1,412	3.80	5.34
$5.59 - $8.38	389	3.51	5.70	331	5.72	2.88
$14.53 - $21.79	61	7.58	14.53	40	14.53	7.58
$21.80 - $32.70	16	7.83	21.80	10	21.80	7.83
$42.64 - $63.96	300	8.01	42.67	100	42.67	8.01
Outstanding options	**2,266**	**5.43**	**$ 9.66**	**1,928**	**$ 6.41**	**5.05**

As of December 31, 2022, the Company had approximately $3.4 million of unrecognized pre-tax non-cash compensation expense related to options to purchase shares, which the Company expects to recognize, based on a weighted-average period of 1.0 year.

Restricted Stock Awards

Restricted stock awards are awards of common stock that are subject to restrictions on transfer and to a risk of forfeiture if the holder leaves the Company before the restrictions lapse. The holders of a restricted stock award are generally entitled after the release to transact and obtain the same rights as rights of a stockholder of the Company, including the right to vote the shares. The holders of unvested restricted stock awards do not have the same rights as stockholders including but not limited to any dividends which may be declared by the Company, and do not have the right to vote. The value of restricted stock awards that vest over time is established by the market price on the date of its grant and generally vests over a period of 3 years. A summary of the Company's restricted stock activity for the years ended December 31, 2022 and 2021 is presented in the following table:

| | For the twelve months ended | | | |
| | December 31, 2022 | | December 31, 2021 | |
	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value
Unvested at beginning of period	0.3	$ 14.72	66.2	$ 28.11
Transfers to restricted stock units	-	-	(45.9)	34.02
Granted	-	-	-	-
Vested	-	-	(18.9)	14.79
Forfeited and cancelled	(0.3)	14.72	(1.1)	14.72
Unvested at end of period	**-**	**$ -**	**0.3**	**$ 14.72**

There were no shares granted, vested or outstanding during and as of the year ended December 31, 2022.

Restricted Stock Units

Restricted stock units are awards that give the holder the right to receive one share of common stock for each restricted stock unit upon meeting service-based vesting conditions (typically annual vesting in three equal annual installments, with a requirement that the holder remains in the continuous employment of the Company). The holders of unvested units do not have the same rights as stockholders including but not limited to any dividends which may be declared by the Company, and do not have the right to vote. The value of restricted stock units that vest over time is established by the market price on the date of its grant. A summary of the Company's restricted stock unit activity for the years ended December 31, 2022 and 2021 is presented in the following table:

| | For the twelve months ended | | | |
| | December 31, 2022 | | December 31, 2021 | |
	Shares (000's)	Weighted Average Grant Date Fair Value	Shares (000's)	Weighted Average Grant Date Fair Value
Unvested at beginning of period	566	$ 52.66	-	$ -
Transfers to restricted stock awards	-	-	46	34.02
Granted	248	74.14	574	54.40
Vested	(205)	54.17	(19)	64.58
Forfeited and cancelled	(70)	61.99	(35)	50.46
Unvested at end of period	**539**	**$ 60.73**	**566**	**$ 52.66**

The total fair value of shares vested during the year ended December 31, 2022, was approximately $11.6 million. Unrecognized compensation expense related to outstanding restricted stock units to employees and directors as of December 31, 2022 was approximately $20.3 million and is expected to be expensed over the next 2.0 years.

Performance-based Stock Awards

The Company issues stock-based awards to third-party consultants for providing marketing, sales, and general business development services related to Celsius products, as well as to certain employees as discussed below. The stock-based awards are in the form of restricted stock units with performance vesting conditions ("performance stock units" or "PSUs"). The holders of unvested PSUs do not have the same rights as stockholders including but not limited to any dividends which may be declared by the Company, and do not have the right to vote. Some of the PSU performance vesting conditions are linked to the consultants obtaining specified incremental earnings for the Company in a given year over the performance vesting period, typically five years and some of the awards are linked to employees of the Company and have specific performance-based metrics to be met in year one and year two of the issuance as discussed below. The fair value of PSUs is based on the market price of the underlying stock on the grant date. The Company recognizes compensation cost for performance stock awards issued to non-employees in the same manner and periods as though cash had been paid for services received.

In the third quarter of 2022, the Human Resources and Compensation Committee of the Board of Directors approved the issuance of PSUs to certain employees which represented restricted stock units with performance-based vesting. The aggregate grant date fair value of $7.5 million included an immediate vesting of 20% of the shares as well as specific performance-based metrics to be met in year one and year two of the issuance. The Company believes the performance-based metrics are probable of being achieved and will recognize expense each tranche of the awards separately according to ASC 718.

A summary of the Company's PSU activity for the years ended December 31, 2022 and 2021 is presented in the following table:

	For the twelve months ended			
	December 31, 2022		December 31, 2021	
	Shares (000's)	Weighted Average Grant Date Fair Value	Shares (000's)	Weighted Average Grant Date Fair Value
Unvested at beginning of period	15	$ 64.65	-	$ -
Granted	76	98.28	15	64.65
Vested	(15)	98.28	-	-
Forfeited and cancelled	-	-	-	-
Unvested at end of period	**76**	**$ 91.48**	**15**	**$ 64.65**

Unrecognized compensation expense related to outstanding PSUs issued to employees and non-employee consultants as of December 31, 2022, was approximately $4.3 million and is expected to be expensed over the next 1.6 years.

Modifications

There were certain Board of Directors members and employees whose service was terminated during 2021. In connection with their terminations, the vesting conditions of the previously granted awards were modified to accelerate the vesting of specified un-vested awards pursuant to Board resolutions or severance agreements. Pursuant ASC 718, these were modifications which required re-valuation of un-vested awards to modification date fair value with recognition of compensation expense over the remaining service period. The Company modified awards resulting in approximately $19.3 million in incremental compensation cost during the year ended December 31, 2021.

19. COMMITMENTS AND CONTINGENCIES

Legal

In November of 2020, McGovern Capital, Inc. and Kevin McGovern (collectively "McGovern") filed a claim in arbitration related to its Representative Agreement with the Company as amended by the first amendment dated August 6, 2016. Pursuant to the Representative Agreement, McGovern is entitled to receive a fee of three percent (3%) of "Net Revenues" received by the Company from sales of the Company's products in the People's Republic of China for a period of four years from Initial Commercial Sale (which was September 1, 2017). "Net Revenues" are defined in the Representative Agreement as "the Company's revenues net of actual discounts applied, credits and returns." Effective January 1, 2019, the Company restructured its China operations from a distribution arrangement with Qifeng Food Technology (Beijing) Co. Ltd. ("Qifeng"), to a license and royalty arrangement and a loan, pursuant to which Qifeng will market and distribute the Company's products in China, and the Company will receive an annual royalty payment. The Company intended to pay McGovern its percentage of the annual royalty payment, but McGovern had objected, claiming that McGovern is entitled to be paid commissions on the entire royalty payment and the amount of the loan to Qifeng. During the year ended December 31, 2022, a confidential settlement agreement was signed for an amount included in the consolidated Statements of Operations and Comprehensive Income for year ended December 31, 2022 that is not material to the financial results of the Company.

In March of 2019, Daniel Prescod filed a putative class action lawsuit against the Company in the Superior Court for the State of California, County of Los Angeles, filed on March 19, 2019, (the "Prescod Litigation"). Daniel Prescod asserts that the Company's use of citric acid in its products while simultaneously claiming "no preservatives" violates California Consumer Legal Remedies Act, California Business and Professions Code Section 17200, et seq., and California Business and Professions Code Section 17500, et seq., because citric acid acts as a preservative. The Company does not use citric acid as a preservative in its products, but rather as a flavoring, and therefore it believes that its "no preservatives" claim is fair and not deceptive. A motion to certify the case as a class action was filed and on August 2, 2021, that motion was granted. No fact discovery was conducted on the merits. On October 12, 2022, the Company and Mr. Prescod notified the courts that an agreement in principle to settle had been reached to resolve the case for an aggregate amount of $7.8 million. The Company and Mr. Prescod submitted the settlement agreement to the court, which entered its preliminary approval on November 23, 2022 and set a final Fairness Hearing for March 31, 2023. As of December 31, 2022, $7.8 million was accrued and included in accounts payable and accrued expenses in the consolidated balance sheets.

On November 23, 2021, a case related to the Prescod Litigation, Amit Heli and Joseph Nina v. Celsius Holdings, Inc. was filed in the United States District Court for the Southern District of New York, Case No. 1:21-cv-09892. The Company answered the complaint on February 11, 2022. Like the Prescod Litigation, the plaintiffs in this case allege that the Company's use of citric acid in its products while simultaneously claiming "no preservatives" constitutes false advertising and unfair or deceptive trade practices. Unlike the Prescod Litigation, in this case the violations alleged are of New York's General Business Law. As with the Prescod Litigation, the Company does not use citric acid as a preservative in its products, but rather as a flavoring, and therefore it believes that its "no preservatives" claim is fair and not deceptive. No discovery has been conducted and this matter is still in its initial stages. On October 12, 2022, the Company and Mr. Prescod notified the courts that an agreement in principle to settle had been reached to resolve the Prescod and Heli case for an aggregate amount of $7.8 million. The Company and Mr. Prescod submitted the settlement agreement to the court, which entered its preliminary approval on November 23, 2022 and set a final Fairness Hearing for March 31, 2023 for judicial approval and await final judgment and entry in the coming weeks. As of December 31, 2022, $7.8 million was accrued and included in accounts payable and accrued expenses in the consolidated balance sheets.

On January 8, 2021, the Company received a letter from the SEC Division of Enforcement seeking the production of documents in connection with a non-public fact-finding inquiry by the SEC to determine whether violations of the federal securities laws have occurred. Subsequent to January 8, 2021, the Company received subpoenas for production of documents in connection with the matter. The investigation and requests from the SEC do not represent that the SEC has concluded that the Company or anyone else has violated the federal securities laws. The Company has cooperated and will continue to cooperate with the SEC staff in its investigation and requests. At this time, however, the Company cannot predict the length, scope, or results of the investigation or the impact, if any, of the investigation on our results of operations.

On March 16, 2022, Christian McCallion filed a class action lawsuit against the Company in the United States District Court for the Southern District of Florida. Plaintiff McCallion asserts that because of the Company's delay in filing its Annual Report on Form 10-K for the year ended December 31, 2021, there was a decline in the market value of the Company's securities and as a result, class members suffered significant losses and damages. On June 6, 2022 Judge Middlebrooks appointed a lead class plaintiff and the Company filed its Motion to Dismiss on August 5, 2022. As the Company has previously disclosed in its periodic reports filed with the SEC, prior to filing an application for an automatic fifteen (15) day extension of the original filing date, the Company experienced staffing limitations, unanticipated delays and identified material errors in previous filings. The Company does not believe it has committed any federal securities violations or made false and/or misleading statements and/or material omissions as alleged in the complaint. The Company intends to contest the claims vigorously on the merits.

On January 11, 2023, Doreen R. Lampert filed a derivative stockholder complaint against certain of the Company's directors and a former officer and, nominally, against the Company, in the United Stated District Court of the District of Nevada. Plaintiff Lampert asserts that the same allegations giving rise to the McCallion class action lawsuit also support claims for breach of fiduciary duty against the directors and former officer, among other claims. The deadline to respond to the complaint will be March 21, 2023. The Company does not believe its directors or former officer have breached any fiduciary duties or are otherwise liable under the theories plead in the complaint and the Company intends to contest the claims.

On May 4, 2021, Plaintiffs Strong Arm Productions USA, Inc., Tramar Dillard p/k/a Flo Rida, and D3M Licensing Group, LLC filed a lawsuit against the Company in the Circuit Court of the 17th Judicial Circuit in and for Broward County, Florida. Plaintiffs asserted that the Company breached two endorsement and licensing agreements that were entered into between Plaintiffs and the Company in 2014 and 2016. Plaintiffs alleged the Company had reached certain revenue and sales benchmarks set forth in the 2014 agreement that entitled them to receive 750,000 shares of the Company's stock. In addition, Plaintiffs claimed they were entitled to receive unspecified royalties under the 2016 agreement.

A jury trial commenced on this matter on January 10, 2023. On January 18, 2023, the jury rendered a verdict against the Company for $82.6 million in compensatory damages. On February 2, 2023, the Company filed post-trial motions seeking (i) judgment in favor of the Company dismissing the case notwithstanding the verdict based on the plain language of the contracts at issue; (ii) in the alternative, granting a new trial due to the numerous errors at trial; or (iii) in the alternative, reducing the award of damages to $2.1 million, which reflects the Company's stock price on the date that the jury found the relevant revenue and sales benchmarks at issue were met. The judgment will accrue post-judgement interest at 5.52 percent per year as of February 13, 2023

We believe that the jury verdict is not supported by the facts of the case or applicable law, is the result of significant trial error, and there are strong grounds for appeal. We will seek to overturn the verdict in post-trial motions before the trial court and the Company filed a notice of appeal to the Fourth District Court of Appeal for the State of Florida on February 21, 2023. The appeal is suspended pending disposition of the pending post-trial motions. We intend to vigorously challenge the judgment through all appropriate post-trial motions and appeal processes.

As a result, we believe that the likelihood that the amount of the judgment will be affirmed is not probable. We have taken into consideration the events that have occurred after the reporting period and before the financial statements were issued. We currently estimate a range of possible outcomes between $2.1 million and $82.6 million, and we have accrued a liability as of December 31, 2022 at the lower end of the range, which is the amount we believe is the most likely estimate for a probable loss on this matter. This amount is reflected in Accounts payable and accrued expenses, and General and administrative expenses in our consolidated financial statements as of and for the year ended December 31, 2022. The ultimate loss to the Company of the litigation matter could be materially different from the amount the Company has accrued. The Company cannot predict or estimate the duration or ultimate outcome of this matter.

In addition to the foregoing, from time to time, we may become party to litigation or other legal proceedings that we consider to be a part of the ordinary course of our business.

Commitments

The Company has entered into distribution agreements with liquidated damages in case the Company cancels the distribution agreements without cause. Cause has been defined in various ways. If management makes the decision to terminate an agreement without cause, an estimate of expected damages is accrued, and an expense is recorded within operating expenses during the period in which termination was initiated.

As of December 31, 2022 and 2021, we have contingent commitment to third parties of $30.7 million. Our contingent commitments are primarily related to third party suppliers and have arisen through the normal course of business. The contingent commitments may have various terms, and none are individually significant.

Additionally, our business and results of operations may be adversely affected by the business and economic uncertainty resulting from the pandemic and public health crises related to the COVID-19 outbreak, which is affecting the macro-economic environment.

20. SUBSEQUENT EVENTS

The Company evaluates subsequent events and transactions that occur after the balance sheet date up to the date the consolidated financial statements are issued. Except for the matters discussed in Note 19, there were no other subsequent events that would have required adjustment or disclosure in the consolidated financial statements.